Exhibit 99.1

UNITED MICROELECTRONICS CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT ACCOUNTANTS

FOR THE YEARS ENDED

DECEMBER 31, 2014 AND 2013

Address: No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan, R.O.C.

Telephone: 886-3-578-2258

The reader is advised that these consolidated financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

AUDIT REPORT OF INDEPENDENT ACCOUNTANTS

English Translation of a Report Originally Issued in Chinese

To United Microelectronics Corporation

We have audited the accompanying consolidated balance sheets of United Microelectronics Corporation and subsidiaries (collectively, the “Company”) as of December 31, 2014 and 2013, the related consolidated statements of comprehensive income, consolidated statements of changes in equity and cash flows for the years ended December 31, 2014 and 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. Certain investments, which were accounted for under the equity method based on the financial statements of the investees, were audited by other independent accountants. Our audit, insofar as it related to the investments accounted for under the equity method balances of NT$4,537 million and NT$3,972 million, which represented 1.45% and 1.34% of the total consolidated assets as of December 31, 2014 and 2013, respectively, the related shares of investment income from the associates and joint ventures amounted to NT$69 million and NT$180 million, which represented 0.51% and 1.25% of the consolidated income from continuing operations before income tax for the years ended December 31, 2014 and 2013, respectively, and the related shares of other comprehensive income from the associates and joint ventures amounted to NT$618 million and NT$254 million, which represented 3.39% and 2.08% of the consolidated total comprehensive income, for the years ended December 31, 2014 and 2013, respectively, are based solely on the reports of other independent accountants.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of China and “Regulations Governing Auditing and Attestation of Financial Statements by Certified Public Accountants”, which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall consolidated financial statement presentation. We believe that our audits and the reports of other independent auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other independent accountants, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for the years ended December 31, 2014 and 2013, in conformity with the requirements of the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Financial Reporting Standards, International Accounting Standards, Interpretations developed by the International Financial Reporting Interpretations Committee which are endorsed by Financial Supervisory Commission of the Republic of China.

We have audited and expressed a modified unqualified opinion on the parent company only financial statements of United Microelectronics Corporation for the years ended December 31, 2014 and 2013.

ERNST & YOUNG

Taiwan

Republic of China

March 18, 2015

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in the Republic of China.

English Translation of Consolidated Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2014 and 2013

(Expressed in Thousands of New Taiwan Dollars)

		As of December 31,
	Notes	2014	2013
Assets
Current assets
Cash and cash equivalents	4, 6(1)	$45,701,335	$50,830,678
Financial assets at fair value through profit or loss, current	4, 6(2), 12(7)	740,129	633,264
Available-for-sale financial assets, current	4, 6(5), 12(7)	—	2,134,379
Notes receivable	4	126,141	194,939
Accounts receivable, net	4, 6(3)	22,207,271	16,624,352
Accounts receivable-related parties, net	4, 7	36,022	2,854
Other receivables	4	658,409	725,083
Current tax assets	4	34,480	54,626
Inventories, net	4, 5, 6(4)	15,242,232	13,993,259
Prepayments		2,003,269	1,604,349
Non-current assets held for sale	4, 6(25)	6,978,991	—
Other current assets		3,134,870	1,998,441

Total current assets		96,863,149	88,796,224

Non-current assets
Financial assets at fair value through profit or loss, noncurrent	4, 6(2), 12(7)	45,232	60,441
Available-for-sale financial assets, noncurrent	4, 5, 6(5), 12(7)	24,362,104	19,556,141
Financial assets measured at cost, noncurrent	4, 6(6)	3,833,006	4,085,292
Investments accounted for under the equity method	4, 6(7)	9,237,713	8,441,836
Property, plant and equipment	4, 5, 6(8), 8	166,690,243	162,352,900
Intangible assets	4, 6(9)	4,532,938	4,739,647
Deferred tax assets	4, 5, 6(22)	2,244,810	2,692,223
Prepayment for equipment		1,063,353	409,860
Refundable deposits	8	1,145,843	1,289,975
Other assets-others		3,227,257	3,478,290

Total non-current assets		216,382,499	207,106,605

Total assets		$313,245,648	$295,902,829

(continued)

English Translation of Consolidated Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2014 and 2013

(Expressed in Thousands of New Taiwan Dollars)

		As of December 31,
	Notes	2014	2013
Liabilities and Equity
Current liabilities
Short-term loans	6(10), 8	$6,250,754	$4,643,573
Financial liabilities at fair value through profit or loss, current	4, 5, 6(11), 12(7)	42,354	1,928
Notes and accounts payable		6,167,339	7,414,188
Other payables		12,421,152	11,052,981
Payables on equipment		10,478,714	6,700,743
Current tax liabilities	4	2,540,688	961,169
Liabilities directly associated with non-current assets held for sale	4, 6(25)	5,594,850	—
Current portion of long-term liabilities	4, 6(12), 6(13)	3,774,986	16,545,226
Other current liabilities		835,239	884,162

Total current liabilities		48,106,076	48,203,970

Non-current liabilities
Bonds payable	4, 6(12)	24,977,820	19,979,354
Long-term loans	6(13), 8	8,423,470	8,435,851
Deferred tax liabilities	4, 5, 6(22)	2,161,014	2,517,144
Accrued pension liabilities	4, 5, 6(14)	3,825,490	3,797,785
Guarantee deposits		451,906	321,856
Other liabilities-others		291,021	205,693

Total non-current liabilities		40,130,721	35,257,683

Total liabilities		88,236,797	83,461,653

Equity attributable to the parent company
Capital	4, 5, 6(15), 6(16)
Common stock		127,252,078	126,920,817
Capital collected in advance		50,970	25,682
Additional paid-in capital	4, 5, 6(12), 6(15), 6(16)
Premiums		37,145,022	43,156,776
Treasury stock transactions		1,255,514	1,216,920
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries		348,342	255,758
Recognize changes in subsidiaries’ ownership		563	—
Share of changes in net assets of associates and joint ventures accounted for using equity method		91,238	24,550
Employee stock options		166,268	266,314
Stock options		—	406,136
Other		440,932	—
Retained earnings	6(15)
Legal reserve		6,511,844	5,248,824
Unappropriated earnings		37,827,179	27,189,160
Other components of equity	4
Exchange differences on translation of foreign operations		(899,979)	(5,271,199)
Unrealized gains or losses on available-for-sale financial assets		13,272,691	11,046,696
Treasury stock	4, 6(15)	(2,303,609)	(2,365,246)

Total equity attributable to the parent company		221,159,053	208,121,188

Non-controlling interests	6(15)	3,849,798	4,319,988

Total equity		225,008,851	212,441,176

Total liabilities and equity		$313,245,648	$295,902,829

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2014 and 2013

(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

		For the years ended December 31,
	Notes	2014	2013
Operating revenues	4, 5, 7, 14
Sales revenues		$135,413,050	$120,503,074
Less: Sales returns and discounts		(886,782)	(602,089)

Net sales		134,526,268	119,900,985
Other operating revenues		5,485,808	3,910,651

Net operating revenues	4, 6(17)	140,012,076	123,811,636

Operating costs	4, 6(4), 6(14), 6(16) 6(18), 14
Costs of goods sold		(105,320,012)	(97,674,976)
Other operating costs		(2,839,675)	(2,573,685)

Operating costs		(108,159,687)	(100,248,661)

Gross profit		31,852,389	23,562,975
Realized sales profit		289	—

Gross profit-net		31,852,678	23,562,975

Operating expenses	4, 6(14), 6(16), 6(18) 7, 14
Sales and marketing expenses		(4,011,478)	(3,247,000)
General and administrative expenses		(3,562,029)	(3,665,472)
Research and development expenses		(13,663,874)	(12,493,051)

Subtotal		(21,237,381)	(19,405,523)

Net other operating income and expenses	4, 6(19)	(538,965)	(125,332)

Operating income		10,076,332	4,032,120

Non-operating income and expenses
Other income	4, 6(20)	1,202,449	1,091,309
Other gains and losses	4, 6(20), 6(26), 14	2,601,784	1,821,862
Finance costs	6(20)	(746,065)	(678,406)
Share of profit or loss of associates and joint ventures	4, 6(7), 14	45,521	748,601
Bargain purchase gain	4, 6(24)	—	7,153,529
Exchange gain, net	4	333,275	192,779

Subtotal		3,436,964	10,329,674

Income from continuing operations before income tax		13,513,296	14,361,794
Income tax expense	4, 5, 6(22), 14	(2,033,707)	(2,256,834)

Net income		11,479,589	12,104,960

Other comprehensive income (loss)	6(21)
Exchange differences on translation of foreign operations		4,289,391	(154,613)
Unrealized gain (loss) on available-for-sale financial assets		1,652,163	(856,326)
Actuarial gain (loss) on defined benefit plans	6(14)	(2,607)	456,478
Share of other comprehensive income of associates and joint ventures	4	799,779	481,381
Income tax related to components of other comprehensive income	4, 6(22)	(606)	227,217

Total other comprehensive income (loss), net of tax		6,738,120	154,137

Total comprehensive income (loss)		$18,217,709	$12,259,097

Net income attributable to:
Stockholders of the parent		$12,141,341	$12,630,203
Non-controlling interests		(661,752)	(525,243)

		$11,479,589	$12,104,960

Comprehensive income (loss) attributable to:
Stockholders of the parent		$18,736,470	$12,773,120
Non-controlling interests		(518,761)	(514,023)

		$18,217,709	$12,259,097

Earnings per share (NTD)	4, 6(23)
Earnings per share-basic		$0.97	$1.01

Earnings per share-diluted		$0.96	$0.95

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2014 and 2013

(Expressed in Thousands of New Taiwan Dollars)

		Equity attributable to the parent company
		Capital			Retained Earnings
	Notes	Common Stock	Collected in Advance	Additional Paid-in Capital	Legal Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gain or Loss on Available-for- Sale Financial Assets	Treasury Stock	Total	Non-Controlling Interests	Total Equity
Balance as of January 1, 2013	6(15)	$129,518,055	$3,038	$46,900,526	$4,476,570	$20,013,666	$(5,588,631)	$11,600,066	$(4,963,389)	$201,959,901	$2,571,139	$204,531,040
Appropriation and distribution of 2012 retained earnings	6(15)
Legal reserve		—	—	—	772,254	(772,254)	—	—	—	—	—	—
Cash dividends		—	—	—	—	(5,061,310)	—	—	—	(5,061,310)	—	(5,061,310)
Net income for the year ended December 31, 2013	6(15)	—	—	—	—	12,630,203	—	—	—	12,630,203	(525,243)	12,104,960
Other comprehensive income (loss), net of tax for the year ended December 31, 2013	6(15), 6(21)	—	—	—	—	378,855	317,432	(553,370)	—	142,917	11,220	154,137

Total comprehensive income (loss)		—	—	—	—	13,009,058	317,432	(553,370)	—	12,773,120	(514,023)	12,259,097

Share-based payment transaction	4, 5, 6(15), 6(16)	402,762	22,644	46,073	—	—	—	—	—	471,479	—	471,479
Convertible bonds repurchased	4, 6(12)	—	—	(57,954)	—	—	—	—	—	(57,954)	—	(57,954)
Treasury stock acquired	4, 6(15)	—	—	—	—	—	—	—	(2,245,445)	(2,245,445)	—	(2,245,445)
Treasury stock cancelled	4, 6(15)	(3,000,000)	—	(1,843,588)	—	—	—	—	4,843,588	—	—	—
Share of changes in net assets of associates and joint ventures accounted for using equity method		—	—	23,727	—	—	—	—	—	23,727	—	23,727
Adjustments arising from changes in percentage of ownership in subsidiaries	4, 6(15)	—	—	251,136	—	—	—	—	—	251,136	(600,009)	(348,873)
Adjustments for dividends subsidiaries received from parent company		—	—	6,534	—	—	—	—	—	6,534	—	6,534
Increase in non-controlling interests	6(15)	—	—	—	—	—	—	—	—	—	2,862,881	2,862,881

Balance as of December 31, 2013	6(15)	126,920,817	25,682	45,326,454	5,248,824	27,189,160	(5,271,199)	11,046,696	(2,365,246)	208,121,188	4,319,988	212,441,176
Appropriation and distribution of 2013 retained earnings	6(15)
Legal reserve		—	—	—	1,263,020	(1,263,020)	—	—	—	—	—	—
Cash dividends		—	—	—	—	(125,063)	—	—	—	(125,063)	—	(125,063)
Cash paid from additional paid-in capital	6(15)	—	—	(6,128,094)	—	—	—	—	—	(6,128,094)	—	(6,128,094)
Net income for the year ended December 31, 2014	6(15)	—	—	—	—	12,141,341	—	—	—	12,141,341	(661,752)	11,479,589
Other comprehensive income (loss), net of tax for the year ended December 31, 2014	6(15), 6(21)	—	—	—	—	(2,086)	4,371,220	2,225,995	—	6,595,129	142,991	6,738,120

Total comprehensive income (loss)		—	—	—	—	12,139,255	4,371,220	2,225,995	—	18,736,470	(518,761)	18,217,709

Share-based payment transaction	4, 5, 6(15), 6(16)	331,261	25,288	32,889	—	—	—	—	61,637	451,075	—	451,075
Convertible bonds repurchased	4, 6(12)	—	—	48,756	—	—	—	—	—	48,756	—	48,756
Share of changes in net assets of associates and joint ventures accounted for using equity method		—	—	66,688	—	—	—	—	—	66,688	—	66,688
Adjustments arising from changes in percentage of ownership in subsidiaries	4, 6(15)	—	—	93,147	—	(113,153)	—	—	—	(20,006)	59,785	39,779
Adjustments for dividends subsidiaries received from parent company		—	—	8,039	—	—	—	—	—	8,039	—	8,039
Decrease in non-controlling interests	6(15)	—	—	—	—	—	—	—	—	—	(11,214)	(11,214)

Balance as of December 31, 2014	6(15)	$127,252,078	$50,970	$39,447,879	$6,511,844	$37,827,179	$(899,979)	$13,272,691	$(2,303,609)	$221,159,053	$3,849,798	$225,008,851

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2014 and 2013

(Expressed in Thousands of New Taiwan Dollars)

	For the years ended December 31,
	2014	2013
Cash flows from operating activities:
Net income before tax	$13,513,296	$14,361,794
Adjustments to reconcile net income before tax to net cash provided by operating activities:
Depreciation	38,785,576	37,241,788
Amortization	1,871,778	1,190,524
Bad debt expenses (reversal)	104,841	(36,821)
Net gain of financial assets at fair value through profit or loss	(54,228)	(191,686)
Interest expense	687,178	596,232
Interest revenue	(495,730)	(301,726)
Dividend revenue	(706,719)	(789,583)
Share-based payment	24,382	28,337
Share of profit of associates and joint ventures	(45,521)	(748,601)
Gain on disposal of property, plant and equipment	(81,811)	(40,897)
Gain on disposal of investments	(2,377,910)	(2,195,070)
Impairment loss on financial assets	304,517	1,275,775
Impairment loss on non-financial assets	596,678	56,693
Gain on reacquisition of bonds	(13,944)	(83,629)
Exchange loss on financial assets and liabilities	361,191	208,493
Exchange loss on long-term liabilities	119,846	190,737
Bargain purchase gain	—	(7,153,529)
Amortization of deferred income	(41,090)	(44,101)

Income and expense adjustments	39,039,034	29,202,936
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	(23,235)	460
Notes receivable and accounts receivable	(6,013,039)	886,762
Other receivables	(18,507)	89,343
Inventories	(1,893,932)	(112,589)
Prepayments	(861,497)	373,795
Other current assets	(985,505)	(1,889,239)
Notes and accounts payable	(711,229)	845,365
Other payables	2,032,810	(176,478)
Other current liabilities	158,440	(16,168)
Accrued pension liabilities	25,098	15,020
Other liabilities-others	(3,178)	62,928

Cash generated from operations	44,258,556	43,643,929
Interest received	494,148	282,564
Dividend received	888,281	808,564
Interest paid	(565,845)	(446,070)
Income tax paid	(286,888)	(816,526)

Net cash provided by operating activities	44,788,252	43,472,461

(continued)

English Translation of Consolidated Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2014 and 2013

(Expressed in Thousands of New Taiwan Dollars)

	For the years ended December 31,
	2014	2013
Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	$(180,966)	$(79,758)
Proceeds from disposal of financial assets at fair value through profit or loss	22,292	104,302
Acquisition of available-for-sale financial assets	(1,941,739)	(733,034)
Proceeds from disposal of available-for-sale financial assets	3,311,317	2,965,245
Acquisition of financial assets measured at cost	(489,035)	(1,263,269)
Proceeds from disposal of financial assets measured at cost	677,339	84,120
Acquisition of investments accounted for under the equity method	(182,184)	(8,560)
Proceeds from disposal of investments accounted for under the equity method	74,394	161
Decrease in prepayment for investments	—	34,803
Proceeds from capital reduction and liquidation of investments	131,172	372,550
Acquisition of subsidiaries (net of cash acquired)	—	2,641,314
Proceeds from disposal of non-current assets held for sale	(15,617)	(93,284)
Acquisition of property, plant and equipment	(43,237,007)	(32,911,352)
Proceeds from disposal of property, plant and equipment	338,196	576,634
Increase in refundable deposits	(94,112)	(184,306)
Decrease in refundable deposits	231,107	277,333
Acquisition of intangible assets	(1,153,356)	(2,881,754)
Increase in other assets-others	(340,611)	(430,857)
Decrease in other assets-others	242,996	13,548

Net cash used in investing activities	(42,605,814)	(31,516,164)

Cash flows from financing activities:
Increase in short-term loans	9,879,359	13,149,006
Decrease in short-term loans	(5,744,551)	(14,371,089)
Proceeds from bonds issued	5,000,000	10,000,000
Bonds issuance costs	(5,090)	(12,010)
Redemption of bonds	(14,137,308)	(2,153,438)
Proceeds from long-term loans	6,284,000	2,737,337
Repayments of long-term loans	(3,858,996)	(6,199,532)
Increase in guarantee deposits	133,172	171,267
Decrease in guarantee deposits	(26,026)	(33,865)
Cash dividends and cash paid from additional paid-in capital	(6,253,150)	(5,061,303)
Exercise of employee stock options	370,811	442,423
Treasury stock acquired	—	(2,245,445)
Treasury stock sold to employees	61,653	—
Proceeds from disposal of treasury stock	—	967
Acquisition of subsidiaries	—	(343,989)
Change in non-controlling interests	38,261	(4,618)

Net cash used in financing activities	(8,257,865)	(3,924,289)

Effect of exchange rate changes on cash and cash equivalents	1,457,172	310,180

Net increase (decrease) in cash and cash equivalents	(4,618,255)	8,342,188
Cash and cash equivalents at beginning of year	50,830,678	42,488,490

Cash and cash equivalents at end of year	$46,212,423	$50,830,678

Reconciliation of the balances of cash and cash equivalents at end of year:
Cash and cash equivalents balances on the consolidated balance sheets	$45,701,335	$50,830,678
Cash and cash equivalents included in non-current assets held for sale	511,088	—

Cash and cash equivalents at end of year	$46,212,423	$50,830,678

Investing activities partially paid by cash:
Cash paid for acquiring property, plant and equipment
Increase in property, plant and equipment	$47,278,467	$34,140,108
Add: Effect of acquisition of subsidiaries	—	89,592
Add: Payable at beginning of year	6,700,743	5,382,395
Less: Payable at end of year	(10,742,203)	(6,700,743)

Cash paid	$43,237,007	$32,911,352

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2014 and 2013

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.	HISTORY AND ORGANIZATION

United Microelectronics Corporation (UMC) was incorporated in Republic of China (R.O.C.) in May 1980 and commenced operations in April 1982. UMC is a full service semiconductor wafer foundry, and provides a variety of services to satisfy customer needs. UMC’s ordinary shares were publicly listed on the Taiwan Stock Exchange (TSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

2.	DATE AND PROCEDURES OF AUTHORIZATION OF FINANCIAL STATEMENTS FOR ISSUE

The consolidated financial statements of UMC and its subsidiaries (the “Company”) were authorized for issue in accordance with a resolution of the Board of Directors’ meeting on March 18, 2015.

3.	NEWLY ISSUED OR REVISED STANDARDS AND INTERPRETATIONS

International Financial Reporting Standards (IFRS), International Accounting Standards (IAS) and Interpretations developed by the International Financial Reporting Interpretations Committee (IFRIC) issued, revised or amended by International Accounting Standard Board (IASB) which have been endorsed by Financial Supervisory Commission (FSC) effective for annual periods beginning on or after January 1, 2015 but not yet adopted by the Company at the date of issuance of the Company’s financial statements, are listed below:

No.	The projects of Standards or Interpretations	Effective for annual periods beginning on or after
IFRS 1	First-time Adoption of International Financial Reporting Standards—Limited Exemption from Comparative IFRS 7 Disclosures for First-time Adopters	July 1, 2010
Improvements to International Financial Reporting Standards (issued in 2010)
IFRS 1	First-time Adoption of International Financial Reporting Standards	January 1, 2011

No.	The projects of Standards or Interpretations	Effective for annual periods beginning on or after
IFRS 3	Business Combinations	July 1, 2010
IFRS 7	Financial Instruments: Disclosures	January 1, 2011
IAS 1	Presentation of Financial Statements	January 1, 2011
IAS 34	Interim Financial Reporting	January 1, 2011
IFRIC 13	Customer Loyalty Programmes	January 1, 2011
IFRS 7	Financial Instruments: Disclosures—Transfers of Financial Assets	July 1, 2011
IFRS 1	First-time Adoption of International Financial Reporting Standards—Severe Hyperinflation and Removal of Fixed Dates for First-time Adopter	July 1, 2011
IAS 12	Deferred Taxes: Recovery of Underlying Assets	January 1, 2012
IFRS 10	Consolidated Financial Statements	January 1, 2013
IFRS 11	Joint Arrangements	January 1, 2013
IFRS 12	Disclosures of Interests in Other Entities	January 1, 2013
IAS 27	Separate Financial Statements	January 1, 2013
IAS 28	Investments in Associates and Joint Ventures	January 1, 2013
IFRS 13	Fair Value Measurement	January 1, 2013
IAS 19	Employee Benefits	January 1, 2013
IAS 1	Presentation of Items of Other Comprehensive Income	July 1, 2012
IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine	January 1, 2013
IFRS 7	Disclosures—Offsetting Financial Assets and Financial Liabilities	January 1, 2013
IFRS 1	Government Loans	January 1, 2013
Improvements to International Financial Reporting Standards (2009-2011 cycle):
IFRS 1	First-time Adoption of International Financial Reporting Standards	January 1, 2013
IAS 1	Presentation of Financial Statements	January 1, 2013
IAS 16	Property, Plant and Equipment	January 1, 2013
IAS 32	Financial Instruments: Presentation	January 1, 2013
IAS 34	Interim Financial Reporting	January 1, 2013
IAS 32	Financial Instruments: Presentation—Offsetting Financial Assets and Financial Liabilities	January 1, 2014
IFRS 10	Investment Entities	January 1, 2014

The potential effects of adopting the standards or interpretations issued by IASB and endorsed by FSC which will be effective for annual period beginning on or after January 1, 2015 on the Company’s financial statements in future periods are summarized as below:

(1)	IFRS 3 “Business Combinations”

Under the amendment, IFRS 3 “Business Combinations” (IFRS 3) (as revised in 2008) does not apply to contingent consideration that arose from business combinations whose acquisition dates precede the application of IFRS 3 (as revised in 2008). Furthermore, the amendment limits the scope of the measurement choices for non-controlling interest. Only the components of non-controlling interests that are present ownership interests that entitle their holders to a proportionate share of the entity’s net assets, in the event of liquidation could be measured at either fair value or at the present ownership instruments’ proportionate share of the acquiree’s identifiable net assets. Other components of non-controlling interest are measured at their acquisition date fair value.

The amendment also requires an entity in a business combination to account for the replacement of the acquiree’s share-based payment transactions (when the acquirer is not obliged to do so) as new share-based payment awards in the post-combination financial statements.

Outstanding share-based payment transactions that the acquirer does not exchange for its share-based payment transactions: if vested — they are part of non-controlling interest; if unvested — they are measured at market based value as if granted at acquisition date, and allocated between NCI and post-combination expense.

These amendments became effective for annual periods beginning on or after July 1, 2010.

(2)	IAS 34 “Interim Financial Reporting”

The amendment clarifies that if users of an entity’s interim financial report have access to the most recent annual financial report of that entity, it is unnecessary for the notes to an interim financial report to provide relatively insignificant updates to the information that was reported in the notes in the most recent annual financial report. Furthermore, the amendment requires additional disclosures of financial instruments and contingent liabilities/assets. The amendment became effective for annual periods beginning on or after January 1, 2011.

(3)	IFRS 7 “Financial Instruments: Disclosures”

The amendment emphasizes the interaction between quantitative and qualitative disclosures and the nature and extent of risks associated with financial instruments so that users of financial statements will have a better understanding. The amendment became effective for annual periods beginning on or after January 1, 2011.

(4)	IFRS 7 “Financial Instruments: Disclosures” (Amendment)

The amendment requires additional quantitative and qualitative disclosures relating to transfers of financial assets, when financial assets are derecognized in their entirety, but the entity has a continuing involvement in them, or when financial assets are not derecognized in their entirety. The amendment became effective for annual periods beginning on or after July 1, 2011.

(5)	IFRS 10 “Consolidated Financial Statements”

IFRS 10 “Consolidated Financial Statements”(IFRS 10) replaces the portion of IAS 27 “Consolidated and Separate Financial Statements” (IAS 27) that addresses the accounting for consolidated financial statements and the former Standing Interpretations Committee (SIC)—12 “Consolidation-Special Purpose Entities”. The changes introduced by IFRS 10 primarily relate to the elimination of the perceived inconsistency between IAS 27 and SIC-12 by introducing a new integrated control model. That is, IFRS 10 primarily relates to whether to consolidate another entity, but does not change how an entity is consolidated. The standard became effective for annual periods beginning on or after January 1, 2013.

(6)	IFRS 11 “Joint Arrangements”

IFRS 11 “Joint Arrangements” replaces IAS 31 “Interests in Joint Ventures” and SIC-13 “Jointly Controlled Entities-Non-Monetary Contributions by Venturers”. The changes introduced by IFRS 11 primarily relate to increase comparability within IFRSs by removing the choice for accounting for jointly controlled entities under the proportionate consolidation method, so that the structure of the arrangement is no longer the most important factor when determining the classification as a joint operation or a joint venture (an investment classified as a joint venture is accounted for in accordance with IAS 28 “Investments in Associates and Joint Ventures” (IAS 28)), which then determines the accounting. The standard became effective for annual periods beginning on or after January 1, 2013.

(7)	IFRS 12 “Disclosures of Interests in Other Entities”

IFRS 12 “Disclosures of Interests in Other Entities” primarily integrates and makes consistent the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities and present those requirements in a single IFRS. The standard became effective for annual periods beginning on or after January 1, 2013.

(8)	IFRS 13 “Fair Value Measurement”

IFRS 13 “Fair Value Measurement” (IFRS 13) primarily relates to defining fair value, setting out in a single IFRS framework for measuring and disclosing fair values to reduce complexity and improve consistency in applying fair value measurement. However, IFRS 13 does not change existing requirements in other IFRSs as to when the fair value measurement or related disclosure is required. The standard became effective for annual periods beginning on or after January 1, 2013.

(9)	IAS 19 “Employee Benefits” (Revised)

The revision includes: (1)For defined benefit plans, the ability to defer the recognition of actuarial gains and losses (i.e., the corridor approach) has been removed. Actuarial gains and losses will be recognized in other comprehensive income as they occur. (2)Amounts recorded in profit or loss are limited to current and past service costs, gains or losses on settlements, and net interest income (expense) on the pension asset or liability. (3)New disclosures include quantitative information about the sensitivity of the defined benefit obligation to reasonably possible changes in each significant actuarial assumption. (4)Termination benefits will be recognized at the earlier of when the offer of termination cannot be withdrawn, or when the related restructuring costs are recognized under IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”. The revised standard became effective for annual periods beginning on or after January 1, 2013.

(10)	IAS 1 “Presentation of Financial Statements”

The amendment clarifies that an entity will present an analysis of other comprehensive income for each component of equity, either in the statement of changes in equity or in the notes to the financial statements. The amendment became effective for annual periods beginning on or after January 1, 2011.

(11)	Presentation of Items of Other Comprehensive Income (Amend IAS 1 “Presentation of Financial Statements”)

The amendments to IAS 1 change the grouping of items presented in other comprehensive income. Items that would be reclassified (or recycled) to profit or loss at certain points in the future would be presented separately from items that will never be reclassified. The amendment became effective for annual periods beginning on or after July 1, 2012.

(12)	IAS 34 “Interim Financial Reporting”

The amendment clarifies the requirements in IAS 34 relating to segment information for total assets and liabilities for each reportable segment to enhance consistency with the requirements in IFRS 8 “Operating Segments”. Besides, total assets and liabilities for a particular reportable segment need to be disclosed only when the amounts are regularly provided to the chief operating decision maker and there has been a material change in the total amount disclosed in the entity’s previous annual financial statements for that reportable segment. The amendment became effective for annual periods beginning on or after January 1, 2013.

(13)	IFRS 10 “Consolidated Financial Statements” (Amendment)

The amendments related to Investment Entities provide an exception to the consolidation requirements in IFRS 10 and require investment entities to account for particular subsidiaries at fair value through profit or loss, rather than consolidating them. The amendments also set out disclosure requirements for investment entities. The amendment is effective for annual periods beginning on or after January 1, 2014.

The Company has evaluated the impact of the aforementioned standards and interpretations listed (1) ~ (13) to the Company’s financial position and performance and determined that there is no material impact. The Company will make necessary disclosures in accordance with the aforementioned standards and interpretations.

Standards issued by IASB but not yet endorsed by FSC (the effective dates are to be determined by FSC):

No.	The projects of Standards or Interpretations	Effective for annual periods beginning on or after
IAS 36	Impairment of Assets	January 1, 2014
IFRIC 21	Levies	January 1, 2014
IAS 39	Novation of Derivatives and Continuation of Hedge Accounting	January 1, 2014
IAS 19	Defined Benefit Plans: Employee Contributions	July 1, 2014
Improvements to International Financial Reporting Standards (2010-2012 cycle)
IFRS 2	Share-based Payment	July 1, 2014
IFRS 3	Business Combinations	July 1, 2014
IFRS 8	Operating Segments	July 1, 2014
IFRS 13	Fair Value Measurement	—
IAS 16	Property, Plant and Equipment	July 1, 2014
IAS 24	Related Party Disclosures	July 1, 2014
IAS 38	Intangible Assets	July 1, 2014
Improvements to International Financial Reporting Standards (2011-2013 cycle)
IFRS 1	First-time Adoption of International Financial Reporting Standards	—
IFRS 3	Business Combinations	July 1, 2014
IFRS 13	Fair Value Measurement	July 1, 2014
IAS 40	Investment Property	July 1, 2014
IFRS 14	Regulatory Deferral Accounts	January 1, 2016
IFRS 11	Accounting for Acquisitions of Interests in Joint Operations	January 1, 2016
IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortization	January 1, 2016
IFRS 15	Revenue from Contracts with Customers	January 1, 2017
IAS 16 and IAS 41	Agriculture: Bearer Plants	January 1, 2016

No.	The projects of Standards or Interpretations	Effective for annual periods beginning on or after
IFRS 9	Financial Instruments	January 1, 2018
IAS 27	Separate Financial Statements—Equity Method in Separate Financial Statements	January 1, 2016
IFRS 10 and IAS 28	Consolidated Financial Statements & Investments in Associates and Joint Ventures	January 1, 2016
Improvements to International Financial Reporting Standards (2012—2014 cycle)
IFRS 5	Non-current Assets Held for Sale and Discontinued Operations	January 1, 2016
IFRS 7	Disclosures—Offsetting Financial Assets and Financial Liabilities	January 1, 2016
IAS 19	Employee Benefits	January 1, 2016
IAS 34	Interim Financial Reporting	January 1, 2016
IAS 1	Presentation of Financial Statements	January 1, 2016
IFRS 10, IFRS 12 and IAS 28	Investment Entities: Applying the Consolidation Exception	January 1, 2016

The potential effects of adopting the standards or interpretations issued by IASB but not yet endorsed by FSC on the Company’s financial statements in future periods are summarized as below:

(14)	IAS 36 “Impairment of Assets” (Amendment)

This amendment relates to the amendment issued in May 2011 and requires entities to disclose the recoverable amount of an asset (including goodwill) or a cash-generating unit (CGU) when an impairment loss has been recognized or reversed during the period. The amendment also requires detailed disclosure of how the fair value less costs of disposal has been determined when an impairment loss has been recognized or reversed, including valuation techniques used, level of fair value hierarchy of assets and key assumptions used in the measurements. The amendment is effective for annual periods beginning on or after January 1, 2014.

(15)	IFRIC 21 “Levies”

This interpretation provides guidance on when to recognize a liability for a levy imposed by a government (both for levies that are accounted for in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” and those where the timing and amount of the levy is certain). The interpretation is effective for annual periods beginning on or after January 1, 2014.

(16)	IAS 39 “Financial Instruments: Recognition and Measurement” (Amendment)—Novation of Derivatives and Continuation of Hedge Accounting

Under the amendment, there would be no need to discontinue hedge accounting if a hedging derivative was novated, provided certain criteria are met. The interpretation is effective for annual periods beginning on or after January 1, 2014.

(17)	IFRS 8 “Operating Segments”

The amendments require an entity to disclose the judgments made by management in applying the aggregation criteria to operating segments. The amendments also clarify that an entity shall only provide reconciliations of the total of the reportable segments’ assets to the entity’s assets if the segment assets are reported regularly to the Chief Operating Decision Maker (CODM). The amendment is effective for annual periods beginning on or after July 1, 2014.

(18)	IFRS 13 “Fair Value Measurement”

The amendment to the Basis for Conclusions of IFRS 13 clarifies that when deleting paragraph B5.4.12 of IFRS 9 Financial Instruments and paragraph AG79 of IAS 39 Financial Instruments: Recognition and Measurement as consequential amendments from IFRS 13 Fair Value Measurement, the IASB did not intend to change the measurement requirements for short-term receivables and payables.

(19)	IAS 24 “Related Party Disclosures”

The amendment clarifies that an entity providing key management personnel services to the reporting entity or to the parent of the reporting entity is a related party of the reporting entity. The amendment is effective for annual periods beginning on or after July 1, 2014.

(20)	IFRS 13 “Fair Value Measurement”

The amendment clarifies that paragraph 52 of IFRS 13 includes a scope exception for measuring the fair value of a group of financial assets and financial liabilities on a net basis. The objective of this amendment is to clarify that this portfolio exception applies to all contracts within the scope of IAS 39 Financial Instruments: Recognition and Measurement or IFRS 9 Financial Instruments, regardless of whether they meet the definitions of financial assets or financial liabilities as defined in IAS 32 Financial Instruments: Presentation. The amendment is effective for annual periods beginning on or after July 1, 2014.

(21)	IFRS 15 “Revenue from Contracts with Customers”

The core principle of the new Standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods or services. The new Standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively and improve guidance for multiple-element arrangements. The Standard is effective for annual periods beginning on or after January 1, 2017.

(22)	IFRS 9 “Financial Instruments”

The IASB has issued the final version of IFRS 9, which combines classification and measurement, the expected credit loss impairment model and hedge accounting. The standard will replace IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9 Financial Instruments (which include standards issued on classification and measurement of financial assets and liabilities and hedge accounting). Classification and measurement: Financial assets are measured at amortized cost, fair value through profit or loss, or fair value through other comprehensive income, based on both the entity’s business model for managing the financial assets and the financial asset’s contractual cash flow characteristics. Financial liabilities are measured at amortized cost or fair value through profit or loss. Furthermore there is requirement that “own credit risk” adjustments are not recognized in profit or loss. Impairment: Expected credit loss model is used to evaluate impairment. Entities are required to recognize either 12-month or lifetime expected credit losses, depending on whether there has been a significant increase in credit risk since initial recognition. Hedge accounting: Hedge accounting is more closely aligned with risk management activities and hedge effectiveness is measured based on the hedge ratio. The new standard is effective for annual periods beginning on or after January 1, 2018.

(23)	IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”—Sale or Contribution of Assets between an Investor and its Associate or Joint Ventures

The amendments address the inconsistency between the requirements in IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures, in dealing with the loss of control of a subsidiary that is contributed to an associate or a joint venture. IAS 28 restricts gains and losses arising from contributions of non-monetary assets to an associate or a joint venture to the extent of the interest attributable to the other equity holders in the associate or joint ventures. IFRS 10 requires full profit or loss recognition on the loss of control of the subsidiary. IAS 28 was amended so that the gain or loss resulting from the sale or contribution of assets that constitute a business as defined in IFRS 3 between an investor and its associate or joint venture is recognized in full. IFRS 10 was also amended so that the gains or loss resulting from the sale or contribution of a subsidiary that does not constitute a business as defined in IFRS 3 between an investor and its associate or joint venture is recognized only to the extent of the unrelated investors’ interests in the associate or joint venture. The amendment is effective for annual periods beginning on or after January 1, 2016.

(24)	IAS 1 “Presentation of Financial Statements” (Amendment):

The amendments (1) clarify that an entity must not reduce the understandability of its financial statements by obscuring material information with immaterial information or by aggregating material items that have different natures or functions. The amendments reemphasize that, when a standard requires a specific disclosure, the information must be assessed to determine whether it is material and, consequently, whether presentation or disclosure of that information is warranted, (2) clarify that specific line items in the statement(s) of profit or loss and OCI and the statement of financial position may be disaggregated, and how an entity shall present additional subtotals, (3) clarify that entities have flexibility as to the order in which they present the notes to financial statements, but also emphasize that understandability and comparability should be considered by an entity when deciding on that order, (4) remove the examples of the income taxes accounting policy and the foreign currency accounting policy, as these were considered unhelpful in illustrating what significant accounting policies could be, and (5) clarify that the share of OCI of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, classified between those items that will or will not be subsequently reclassified to profit or loss. The amendment is effective for annual periods beginning on or after January 1, 2016.

The Company is currently evaluating the potential impact of the aforementioned standards and interpretations listed (14) ~ (24) to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1)	Statement of Compliance

The Company’s consolidated financial statements were prepared in accordance with Regulations Governing the Preparation of Financial Reports by Securities Issuers (Regulations), IFRSs, IASs, IFRIC and SIC, which are endorsed by FSC (collectively referred to as “TIFRSs”).

(2)	Basis of Preparation

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments measured at fair value.

(3)	General Description of Reporting Entity

a.	Principles of consolidation

Subsidiaries are fully consolidated from the date of acquisition (the date on which the Company obtains control), and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-group balances, transactions, unrealized gains and losses and dividends resulting from intra-group transactions are eliminated in full.

A change in the ownership interest of a subsidiary, without a change of control, is accounted for as an equity transaction. Total comprehensive income of subsidiaries is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

If the Company loses control over a subsidiary, the Company derecognizes the assets and liabilities of the subsidiary, as well as any non-controlling interests previously recorded by the Company. A gain or loss is recognized in profit or loss and is calculated as the difference between: a. the aggregate of the fair value of consideration received and the fair value of any retained interest at the date when control is lost; and b. the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interest. A gain or loss previously recognized in the other comprehensive income would be reclassified to profit or loss or transferred directly to retained earnings if required by other TIFRSs. The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the cost on initial recognition of an investment.

b.	The consolidated entities are as follows:

As of December 31, 2014 and 2013

			Percentage of ownership (%)
			as of December 31,
Investor	Subsidiary	Business nature	2014	2013
UMC	UMC GROUP (USA)	IC Sales	100.00	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V.	Marketing support activities	100.00	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00	100.00

			Percentage of ownership (%)
			as of December 31,
Investor	Subsidiary	Business nature	2014	2013
UMC	GREEN EARTH LIMITED	Investment holding	100.00	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	New business investment	100.00	100.00
UMC	UMC NEW BUSINESS INVESTMENT CORP. (NBI)	Investment holding	100.00	100.00
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for investment in new business	100.00	100.00
UMC	UMC GROUP JAPAN	IC Sales	100.00	100.00
UMC	UMC KOREA CO., LTD.	Marketing support activities	100.00	100.00
UMC	OMNI GLOBAL LIMITED (OMNI)	Investment holding	100.00	100.00
UMC	BEST ELITE INTERNATIONAL LIMITED (BE)	Investment holding	86.88	86.88
UMC	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	GaAs Foundry service	81.53	74.69
UMC	NEXPOWER TECHNOLOGY CORP. (NEXPOWER)	Sales and manufacturing of solar power batteries	44.16	44.16
FORTUNE	UNITRUTH INVESTMENT CORP. (UNITRUTH)	Investment holding	100.00	100.00
FORTUNE	TOPCELL SOLAR INTERNATIONAL CO., LTD. (TOPCELL)	Sales and manufacturing of solar power cell	26.04	26.04
FORTUNE	NEXPOWER	Sales and manufacturing of solar power batteries	5.99	5.99
FORTUNE	ALLIANCE OPTOTEK CORP. (ALLIANCE)	Design and manufacturing of LED	—	21.77

			Percentage of ownership (%)
			as of December 31,
Investor	Subsidiary	Business nature	2014	2013
UNITRUTH	NEXPOWER	Sales and manufacturing of solar power batteries	2.25	2.25
UNITRUTH	TOPCELL	Sales and manufacturing of solar power cell	1.03	1.03
UNITRUTH	ALLIANCE	Design and manufacturing of LED	—	6.86
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00	100.00
UMC CAPITAL CORP.	ECP VITA PTE. LTD.	Insurance	100.00	100.00
TLC	SOARING CAPITAL CORP.	Investment holding	100.00	100.00
TLC	NEXPOWER	Sales and manufacturing of solar power batteries	5.87	5.87
TLC	TOPCELL	Sales and manufacturing of solar power cell	2.37	2.37
TLC	ALLIANCE	Design and manufacturing of LED	—	45.88
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00	100.00
UMC INVESTMENT (SAMOA) LIMITED	UMC (BEIJING) LIMITED	Marketing support activities	100.00	100.00
NBI	TERA ENERGY DEVELOPMENT CO., LTD. (TERA ENERGY)	Energy Technical Services	100.00	100.00
NBI	UNISTARS CORP.	High brightness LED packages	78.72	78.02
NBI	TOPCELL	Sales and manufacturing of solar power cell	62.38	62.38
NBI	EVERRICH ENERGY CORP. (EVERRICH)	Solar engineering integrated design services	—	100.00
EVERRICH	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	—	100.00

			Percentage of ownership (%)
			as of December 31,
Investor	Subsidiary	Business nature	2014	2013
EVERRICH	SMART ENERGY ENTERPRISES LIMITED (SMART ENERGY)	Investment holding	—	100.00
TERA ENERGY	TERA ENERGY USA INC.	Solar project	100.00	100.00
TERA ENERGY	EVERRICH-HK	Investment holding	100.00	—
TERA ENERGY	SMART ENERGY	Investment holding	100.00	—
EVERRICH-HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00	100.00
SMART ENERGY	SMART ENERGY SHANDONG CORPORATION	Solar engineering integrated design services	—	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (NEW YORK)	Research and development	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	Research and development	100.00	—
WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED (WAVETEK-SAMOA)	Investment holding	100.00	100.00
WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (HK) LIMITED	Investment holding	—	100.00
WAVETEK- SAMOA	WAVETEK MICROELECTRONICS CORPORATION (USA)	Sales and marketing service	100.00	100.00
NEXPOWER	NPT HOLDING LIMITED	Investment holding	100.00	100.00

			Percentage of ownership (%)
			as of December 31,
Investor	Subsidiary	Business nature	2014	2013
NEXPOWER	SOCIALNEX ITALIA 1 S.R.L.	Photovoltaic power plant	100.00	100.00
NPT HOLDING LIMITED	NLL HOLDING LIMITED	Investment holding	100.00	100.00
BE	INFOSHINE TECHNOLOGY LIMITED (INFOSHINE)	Investment holding	100.00	100.00
INFOSHINE	OAKWOOD ASSOCIATES LIMITED (OAKWOOD)	Investment holding	100.00	100.00
OAKWOOD	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. (HEJIAN)	Sales and manufacturing of integrated circuits	100.00	100.00
HEJIAN	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Integrated circuits design services	100.00	—
ALLIANCE	LIGHT HOUSE GLOBAL INCORP. (LIGHT HOUSE)	Investment holding	—	100.00
LIGHT HOUSE	ALLIANCE OPTOTEK DONGGUAN CO., LTD.	LED lighting manufacturing and sale	—	100.00

(4)	Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method. The consideration transferred, the identifiable assets acquired and liabilities assumed are measured at the acquisition date fair value. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and are classified under administrative expenses.

When the Company acquires a business, it assesses the assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts held by the acquiree.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured at fair value as at the acquisition date through profit or loss.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability, will be recognized in accordance with IAS 39, either in profit or loss or other comprehensive income. If the contingent consideration is classified as equity, it should not be remeasured until it is finally settled within equity.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interest over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the difference is recognized as a gain on bargain purchase.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each CGU that is expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units. Each unit or groups of units to which the goodwill is so allocated represents the lowest level within the Company at which the goodwill is monitored for internal management purposes and cannot be larger than an operating segment before aggregation.

Where goodwill forms part of a CGU and part of the operation within that unit is disposed, the goodwill associated with the operation disposed is included in the carrying amount of the operation. Goodwill disposed in these circumstance is measured based on the relative values of the operation disposed and the portion of the CGU retained.

(5)	Foreign Currency Transactions

The Company’s consolidated financial statements are presented in New Taiwan Dollars (NTD), which is also the parent company’s functional currency. Each entity in the Company determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

Transactions in foreign currencies are initially recorded by the Company’s entities at their respective functional currency rates prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency closing rates of exchange at the reporting date. Non-monetary items measured at fair value in foreign currencies are translated using the exchange rates at the date when the fair value is determined. Non-monetary items that are measured at historical cost in foreign currencies are translated using the exchange rates as at the dates of the initial transactions.

All exchange differences arising on the settlement of monetary items or on translating monetary items are taken to profit or loss in the period in which they arise except for the following:

a.	Exchange differences arising from foreign currency borrowings for an acquisition of a qualifying asset to the extent that they are regarded as an adjustment to interest costs are included in the borrowing costs that are eligible for capitalization.

b.	Foreign currency derivatives within the scope of IAS 39 are accounted for based on the accounting policy for financial instruments.

c.	Exchange differences arising on a monetary item that is part of a reporting entity’s net investment in a foreign operation are recognized initially in other comprehensive income and reclassified from equity to profit or loss upon disposal of such investment.

When a gain or loss on a non-monetary item is recognized in other comprehensive income, any exchange component of that gain or loss is recognized in other comprehensive income. When a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss is recognized in profit or loss.

(6)	Translation of Foreign Currency Financial Statements

The assets and liabilities of foreign operations are translated into NTD at the closing rate of exchange prevailing at the reporting date and their income and expenses are translated at an average exchange rate for the period. The exchange differences arising on the translation are recognized in other comprehensive income. On disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, is reclassified from equity to profit or loss when the gain or loss on disposal is recognized.

On partial disposal of a subsidiary that includes a foreign operation that does not result in a loss of control, the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income is re-attributed to the non-controlling interests in that foreign operation. In partial disposal of an associate or jointly controlled entity that includes a foreign operation that does not result in a loss of significant influence or joint control, only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income is reclassified to profit or loss.

Any goodwill and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and expressed in its functional currency.

(7)	Current and Non-Current Distinction

An asset is classified as current when:

a.	the Company expects to realize the asset, or intends to sell or consume it, in its normal operating cycle;

b.	the Company holds the asset primarily for the purpose of trading;

c.	the Company expects to realize the asset within twelve months after the reporting period; or

d.	the asset is cash or a cash equivalent unless the asset is restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is classified as a current when:

a.	the Company expects to settle the liability in normal operating cycle;

b.	the Company holds the liability primarily for the purpose of trading;

c.	the liability is due to be settled within twelve months after the reporting period; or

d.	the Company does not have an unconditional right to defer settlement of the liability for at least twelve months after the reporting date. Terms of a liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

All other liabilities are classified as non-current.

(8)	Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and with maturity dates that do not present significant risks on changes in value resulting from changes in interest rates, including time deposits with original maturities of three months or less and repurchase agreements collateralized by government bonds and corporate bonds.

(9)	Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.

The Company determines the classification of its financial assets at initial recognition. In accordance with IAS 39 and the Regulations, financial assets of the Company are classified as financial assets at fair value through profit or loss, available-for-sale financial assets, held-to-maturity financial assets and notes, accounts and other receivables.

Purchase or sale of financial assets and liabilities are recognized using trade date accounting. All financial assets are recognized initially at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable costs.

Financial Assets

a.	Classification and subsequent measurement

i.	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are comprised of financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss.

Financial assets acquired for the purpose of selling or repurchasing in the near term, and derivative financial instruments that are not designated as hedging instruments in hedge accounting are classified as financial assets at fair value through profit or loss. Financial assets at fair value through profit or loss are measured at fair value with changes in fair value recognized in profit or loss.

ii.	Available-for-sale financial assets

Available-for-sale investments are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets, or loans and receivables. Available-for-sale financial investments are subsequently measured at fair value. Other than impairment losses and foreign exchange gains and losses arising from monetary financial assets which are recognized in profit or loss, subsequent measurement of available-for-sale equity instrument financial assets are recognized in other comprehensive income until the investment is derecognized, at which time the cumulative gain or loss is recognized in profit or loss.

If equity instrument investments do not have quoted prices in an active market and their fair value cannot be reliably measured, then they are classified as financial assets measured at cost on the balance sheet.

iii.	Held-to-maturity financial assets

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Company has positive intention and ability to hold them to maturity.

After initial measurement held-to-maturity financial assets are measured at amortized cost using the effective interest rate (EIR) method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or transaction costs that are an integral part of the EIR. The EIR method amortization and impairment, if any, is recognized in profit or loss.

iv.	Notes, accounts and other receivables

Notes and accounts receivable are creditors’ rights as a result of sales of goods or services. Other receivables are any receivable not classified as notes and accounts receivable. Notes, accounts and other receivables are initially measured and recognized at their fair values and subsequently measured at amortized cost using the effective interest method, less impairment. Short-term notes, accounts and other receivables with no stated effective interest rate are measured at their nominal amount if the effect of discounting is immaterial.

b.	Derecognition of financial assets

A financial asset is derecognized when:

i.	the contractual rights to receive cash flows from the asset have expired;

ii.	the Company has transferred assets and substantially all the risks and rewards of the asset have been transferred; or

iii.	the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

On derecognition of a financial asset in its entirety, the difference between the carrying amount and the consideration received or to be received including any cumulative gain or loss that had been recognized in other comprehensive income is recognized in profit or loss.

If the transferred asset is part of a larger financial asset and the part transferred qualifies for derecognition in its entirety, the Company allocates the previous carrying amount of the larger financial asset between the part that continues to be recognized and the part that is derecognized, based on the relative fair values of those parts on the date of the transfer. The difference between the carrying amount allocated to the part derecognized and the sum of the consideration received for the part derecognized and any cumulative gain or loss allocated that had been recognized in other comprehensive income, is recognized in profit or loss. A cumulative gain or loss that had been recognized in other comprehensive income is allocated between the part that continues to be recognized and the part that is derecognized, based on the relative fair values of those parts.

c.	Impairment policy

The carrying amount of a financial asset is reduced as a result of impairment, except for accounts receivable for which the carrying amount is reduced through use of an allowance account. When an account receivable is deemed to be uncollectible, it is written off from the allowance account.

i.	Notes, accounts and other receivables

The Company first assesses at each reporting date whether objective evidence of impairment exists for notes, accounts and other receivables that are individually significant. If there is objective evidence that an impairment loss has occurred, the amount of impairment loss is assessed individually. For notes, accounts and other receivables other than those mentioned above, the Company groups those assets with similar credit risk characteristics and collectively assess them for impairment. If, in a subsequent period, the amount of the impairment loss decreases, and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed and recognized through profit or loss. The reversal shall not result in a carrying amount of notes, accounts and other receivables that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed.

ii	Other financial assets

The Company assesses, at each reporting date, whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more loss events that has occurred since the initial recognition of the asset (an incurred “loss event”) and that loss event has an impact on the estimated future cash flows of the individual financial asset or a group of financial assets.

For equity investments classified as available-for-sale, objective evidence of an impairment would include a significant or prolonged decline in the fair value of the investment below its cost. When there is objective evidence of an impairment for available-for-sale equity securities, the full amount of the losses previously recognized in other comprehensive income is recycled to profit or loss. Impairment losses on equity investments recognized cannot be reversed through profit or loss. Any subsequent increases in their fair value after impairment are recognized in other comprehensive income.

Financial Liabilities

a.	Classification and subsequent measurement

The Company classifies the instrument issued as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument.

i.	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss. Gains or losses on the subsequent measurement of liabilities held for trading including interest paid are recognized in profit or loss.

ii.	Financial liabilities carried at amortized cost

Financial liabilities measured at amortized cost include interest bearing loans and borrowings that are subsequently measured using the EIR method after initial recognition. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR method amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or transaction costs that are an integral part of the EIR.

b.	Derecognition of financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified (whether or not attributable to the financial difficulty of the debtor), such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

(10)	Inventories

Inventories are accounted for on a perpetual basis. Raw materials are stated at actual purchase costs, while the work in process and finished goods are stated at standard costs and subsequently adjusted to weighted-average costs at the end of each month. The cost of work in progress and finished goods comprises raw materials, direct labor, other direct costs and related production overheads. Allocation of fixed production overheads to the costs of conversion is based on the normal capacity of the production facilities. Cost associated with underutilized capacity is expensed as incurred. Inventories are valued at the lower of cost and net realizable value item by item. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(11)	Non-Current Assets Held for Sale (Disposal Group)

Non-current assets (disposal group) are classified as held for sale if they are available for immediate sale in their present condition subject only to terms that are usual and customary for sales of such assets (disposal group) and that are highly probable to complete the sale within one year from the date of classification. Non-current assets (disposal group) classified as held for sale are measured at the lower of their carrying amounts and fair values less costs to sell. Property, plant and equipment and intangible assets once classified as held for sale are not depreciated or amortized.

Impairment losses of non-current assets held for sale (disposal group) are recognized in the income statement in the current period for the excess of the carrying amounts over fair values less costs to sell. Any subsequent increase in fair value less cost to sell an asset up to the cumulative impairment loss previously recognized in accordance with the IAS 36, “Impairment of Assets” (IAS 36) would be recognized as a gain.

(12)	Investments Accounted for Under the Equity Method-Investments in Associates

The Company’s investment in its associates is accounted for using the equity method other than those that meet the criteria to be classified as non-current assets held for sale. An associate is an entity over which the Company has significant influence.

Significant influence is the power to participate in the financial and operating policy decisions of an entity, but is not control or joint control over those policies.

Equity method accounting is effective from the date an investor obtains significant influence over an associate. Any difference between the cost of the investment and the investor’s share of the net fair value of the associate’s identifiable assets and liabilities are accounted for as follows:

a.	Goodwill relating to an associate is included in the carrying amount of the investment. Amortization of goodwill is not permitted.

b.	Any excess of the investor’s share of the net fair value of the associate’s identifiable assets and liabilities over the cost of the investment is recognized as income in the determination of the investor’s share of the associate’s profit or loss in the period in which the investment is acquired.

Under the equity method, the investment in the associate is carried on the balance sheet at cost plus post acquisition changes in the Company’s share of profit or loss and other comprehensive income of the associate. The Company’s share of profit or loss of the associate is recognized in the Company’s profit or loss. Distributions received from an associate reduce the carrying amount of the investment. The Company’s share of any changes in the associate’s other comprehensive income is recognized directly in other comprehensive income of the Company. After the interest in the associate is reduced to zero, additional losses are provided for and a liability is recognized only to the extent that the Company has incurred legal or constructive obligations to make payments on behalf of the associate. Unrealized gains and losses resulting from transactions between the Company and the associate are eliminated to the extent of the interest in the associate.

Financial statements of associates are prepared for the same reporting period as the Company. Where necessary, adjustments are made to bring the accounting policies in line with those of the Company. Upon an associate’s issuance of new shares, if the Company takes up more shares than its original proportionate holding while maintaining its significant influence over that associate, such increase would be accounted for as an acquisition of an additional equity interest in the associate. Upon an associate’s issuance of new shares, if the Company does not take up proportionate shares and reduces its shareholding percentage while maintaining its significant influence over that associate, a proportionate share of the gain or loss previously recognized in other comprehensive income is reclassified to profit and loss. Any remaining differences will be charged to additional paid-in capital.

When a change in equity of an associate is not resulted from its profit or loss or other comprehensive income, and such changes do not affect the Company’s ownership percentage, the Company recognizes its proportionate share of all related changes in equity. Accordingly, upon disposal of the associate, the Company reclassifies the aforementioned additional paid-in capital to profit or loss on a pro rata basis.

The Company determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value, and recognizes such amount in profit or loss in the statement of comprehensive income.

The Company ceases to use the equity method upon loss of significant influence over the associate. If the investment does not result in a subsidiary or joint venture as defined by IAS 31 “Interest In Joint Ventures”, it will be accounted for in accordance with IAS 39. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retained investment and proceeds from disposal is recognized in profit or loss.

(13)	Interest in Jointly Controlled Entities

The Company recognizes its interest in the joint venture which is a jointly controlled entity using the equity method. The financial statements of the jointly controlled entities are prepared for the same reporting period as the Company. Adjustments are made where necessary to bring the accounting policies in line with those of the Company. Adjustments are made in the Company’s consolidated financial statements to eliminate the Company’s share of unrealized gains and losses on transactions between the Company and its jointly controlled entities.

When losing joint control without obtaining control or significant influence, the Company ceases to use the equity method, and recognizes its remaining investment at its fair value in accordance with IAS 39. Upon loss of joint control, any difference between the carrying amount of the former jointly controlled entities upon loss of joint control and the fair value of the remaining investment and proceeds from disposal is recognized in profit or loss.

(14)	Property, Plant and Equipment

Property, plant and equipment is stated at cost, net of accumulated depreciation and accumulated impairment losses, if any, and any borrowing costs incurred for long-term construction projects are capitalized if the recognition criteria are met. Significant renewals, improvements and major inspections meeting the recognition criteria are treated as capital expenditures, and the carrying amounts of those replaced parts are derecognized. Maintenance and repairs are recognized in profit or loss as incurred. Any gain or loss arising from derecognition of the assets is recognized in other operating income and expenses.

Depreciation is calculated on a straight-line basis over the estimated economic lives. A significant part of an item of property, plant and equipment which has a different useful life from the remainder of the item is depreciated separately.

The depreciation methods, useful lives and residual values for the assets are reviewed at each fiscal year end, and the differences resulted from the previous estimation are recorded as changes in accounting estimates.

Except for land, which is not depreciated, the estimated economic lives of the assets are as follows:

Buildings	20~56 years
Machinery and equipment	3~11 years
Transportation equipment	5~7 years
Furniture and fixtures	1~9 years
Leasehold improvement	The shorter of lease terms or economic useful lives

(15)	Intangible Assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, if any. Internally generated intangible assets which fail to meet the recognition criteria are not capitalized and the expenditures are reflected in profit or loss in the period incurred.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible assets may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each fiscal year. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and is treated as changes in accounting estimates.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the CGU level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Gains or losses arising from derecognition of an intangible asset are recognized in other operating income and expenses.

Accounting policies of the Company’s intangible assets are summarized as follows:

a.	Goodwill arising from business combination is not amortized, and is tested for impairment annually or more frequently if events or changes in circumstances suggest that the carrying amount may not be recoverable. If an event occurs or circumstances change which indicates that the goodwill is impaired, an impairment loss is recognized. Goodwill impairment losses cannot be reversed once recognized.

b.	Software is amortized over 1~6 years on a straight-line basis.

c.	Patent and technology license fee: Upon signing of contract and obtaining the right to intellectual property, any portion attributable to non-cancellable and mutually agreed future fixed license fees for patent and technology is discounted, and recognized as an intangible asset and related liability. The cost of the intangible asset is not revalued once determined on initial recognition, and is depreciated over the economic life (5~10 years) on a straight-line basis. Interest expenses from the related liability are recognized and calculated based on the effective interest rate method. Based on the timing of payments, the liability is classified as current and non-current.

d.	Others are mainly the intellectual property license fees, amortized over the shorter of the contract term or estimated economic life (3 years) of the related technology on a straight-line basis.

(16)	Impairment of Non-Financial Assets

The Company assesses at each reporting date whether there is an indication that an asset in the scope of IAS 36 may be impaired. If any indication exists, the Company completes impairment testing for the CGU to which the individual assets belong. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. The recoverable amount is the higher of an asset’s or CGU’s fair value less costs to sell and its value-in-use and is determined for an individual asset or CGU. If circumstances indicate that previously recognized impairment losses may no longer exist or may have decreased at each reporting date, the Company re-assesses the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been an increase in the estimated service potential of an asset which in turn increases the recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized for the asset in prior years.

A CGU, or group of CGU, to which goodwill has been allocated is tested for impairment annually at the same time every year, irrespective of whether there is any indication of impairment. Where the carrying amount of a CGU (including the carrying amount of goodwill) exceeds its recoverable amount, the CGU is considered impaired. If an impairment loss is to be recognized, it is first allocated to reduce the carrying amount of any goodwill allocated to the CGU (group of units), then to the other assets of the unit (group of units) pro rata on the basis of the carrying amount of each asset in the unit (group of units). Impairment losses relating to goodwill cannot be reversed in future periods.

The recognition or reversal of impairment losses is classified as other operating income and expenses.

(17)	Bonds

Convertible Bonds

UMC evaluates the terms of the convertible bonds issued to determine whether it contains both a liability and an equity component. Furthermore, UMC assesses if the economic characteristics and risks of the put and call options embedded in the convertible bonds are closely related to the economic characteristics and risk of the host contract before separating the equity element.

For the liability component excluding the derivatives, its fair value is determined based on the rate of effective interest applied at that time by the market to instruments of comparable credit status. The liability component is classified as a financial liability measured at amortized cost using the effective interest method before the instrument is converted or settled. For the embedded derivative that is not closely related to the host contract, it is classified as a liability component and subsequently measured at fair value through profit or loss unless it qualifies as an equity component. The equity component is recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Its carrying amount is not remeasured in the subsequent accounting periods. If the convertible bond issued does not have an equity component, it is accounted for as a hybrid instrument in accordance with the requirements under IAS 39.

If the convertible bondholders exercise their conversion right before maturity, UMC shall adjust the carrying amount of the liability component. The adjusted carrying amount of the liability component at conversion and the carrying amount of equity component are credited to common stock and additional paid-in capital—premiums. No gain or loss is recognized upon bond conversion.

In addition, the liability component of convertible bonds is classified as a current liability within 12 months of the date the bondholders may exercise the put right. After the put right expires, the liability component of the convertible bonds should be reclassified as a non-current liability if it meets the definition of a non-current liability in all other respects.

Exchangeable Bonds

In accordance with IAS 39, if the economic and risk characteristics of the embedded call or put options are not clearly and closely related to the host contract, the derivative financial instruments embedded in exchangeable bonds would be recognized separately as financial assets or liabilities at fair value through profit or loss.

The Company also has exchangeable bonds where the bondholders may exchange the bonds into ordinary shares of certain public entities which the Company holds as available-for-sale financial assets. When exchangeable bondholders exercise their right to exchange their bonds for reference shares, the book value of the bonds is offset against the book value of the investments in reference shares and the related stockholders’ equity accounts, with the difference recognized as a gain or loss on disposal of investments.

Both the host contract and bifurcated embedded derivative financial instrument in exchangeable bonds are classified as current liabilities if the bondholders have the right to demand settlement by exercising the exchange option of the bonds.

(18)	Post-Employment Benefits

All regular employees are entitled to a defined benefit pension plan that is managed by an independently administered pension fund committee. Fund assets are deposited under the committee’s name with the Bank of Taiwan and hence, not associated with the Company. Therefore, fund assets are not to be included in the Company’s consolidated financial statements. Pension benefits for employees of the overseas branch and subsidiaries are provided in accordance with the local regulations.

The Labor Pension Act of the R.O.C. (the Act), which adopts a defined contribution plan, became effective on July 1, 2005. Employees eligible for the Labor Standards Law, a defined benefit plan, were allowed to elect either the pension calculation under the Act or continue to be subject to the pension calculation under the Labor Standards Law. Those employees that elected to be subject to the Act will have their seniority achieved under the Labor Standards Law retained upon election of the Act, and the Company will make monthly contributions and recognize an expense of no less than 6% of these employees’ monthly wages to the employees’ individual pension accounts. Oversea subsidiaries and branches make contribution to the respective benefit plans based on the specific percentage requirement of local regulations. A post-employment benefit plan that is classified as a defined benefit plan is accounted for under the Projected Unit Credit Method to measure its obligations and costs based on actuarial assumptions. The Company recognizes all actuarial gains and losses in the periods which they occur in other comprehensive income, which then is immediately recognized in retained earnings.

(19)	Treasury Stock

UMC’s own equity instruments repurchased (treasury shares) are recognized at repurchase cost and deducted from equity. Any difference between the carrying amount and the consideration is recognized in equity.

(20)	Share-Based Payment

The cost of equity-settled transactions between the Company and its employees is measured based on the fair value at the date on which they are granted. The fair value of the equity instruments is determined using an appropriate pricing model.

The cost of equity-settled transactions is recognized, together with a corresponding increase in other capital reserves in equity, over the periods in which the performance and/or service conditions are being fulfilled. The cumulative expense recognized for equity-settled transactions at each reporting date reflects the extent to which the vesting period has passed and the Company’s best estimate of the quantity of equity instruments that will ultimately vest. The charge to income statement for a period represents the movement in cumulative expense recognized between the beginning and end of that period.

No expense will be recognized for awards that do not ultimately vest, except for equity-settled transactions for which vesting is conditional upon a market or non-vesting condition. These are treated as vested irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity-settled transaction award are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it fully vests on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. This includes any award where non-vesting conditions within the control of either the entity or the employee are not met. However, if a new award substitutes for the cancelled award and is designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.

(21)	Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received or to be received. The recognition criteria and methods are described below:

Sales revenue

Revenue from sale of goods is recognized when all the following conditions have been satisfied:

a.	the significant risks and rewards of ownership of the goods have transferred to the buyer;

b.	neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold have been retained;

c.	the amount of revenue can be measured reliably;

d.	it is probable that the economic benefits associated with the transaction will flow to the entity; and

e.	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Sales returns and discounts are estimated based on history of customer complaints, historical experiences and any other known factors that might significantly affect the estimation and recorded in the same period in which sales are made.

Interest income

For financial assets measured at amortized cost (including held-to-maturity financial assets) and financial assets at fair value through profit or loss, interest income is recorded using the effective interest rate and recognized in profit or loss.

Dividends

Revenue is recognized when the Company’s right to receive the payment is established.

(22)	Income Tax

Income tax expense (benefit) is the aggregate amount of current income tax and deferred income tax included in the determination of profit or loss for the period.

Current income tax

Current income tax assets and liabilities for the current period and prior periods are measured using the tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity rather than profit or loss.

The additional 10% income tax for undistributed earnings is recognized as income tax expense in the subsequent year when the distribution proposal is approved by stockholders’ meeting.

Deferred income tax

Deferred income tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts in financial statements at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

a.	When the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

b.	In respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not be reversed in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax losses and unused tax credits, to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax losses and unused tax credits can be utilized, except:

a.	Where the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

b.	In respect of deductible temporary differences associated with investments in subsidiaries, associates and joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date. The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax relating to items recognized outside profit or loss is not recognized in profit or loss but rather in other comprehensive income or directly in equity. Deferred tax assets are reassessed and recognized at each reporting date. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities offset each other, if a legally enforceable right exists to set off current income tax assets against current income tax liabilities, and the deferred taxes relate to the same taxable entity and the same taxation authority.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at the acquisition date, would be recognized subsequently if knowing new information about facts and circumstances existed at the acquisition date. The adjustment would either be treated as a reduction to goodwill (as long as it does not exceed the carrying amount of goodwill) if it occurs during the measurement period or recognized in profit or loss.

(23)	Earnings per Share

Earnings per share is computed according to IAS 33, “Earnings Per Share”. Basic earnings per share is computed by dividing net income by the weighted-average number of ordinary shares outstanding during the current reporting period. Diluted earnings per share is computed by taking basic earnings per share into consideration plus additional ordinary shares that would have been outstanding if the dilutive share equivalents had been issued. Net income is also adjusted for interest and other income or expenses derived from any underlying dilutive share equivalents. The weighted-average of outstanding shares is adjusted retroactively for stock dividends and employee stock bonus issues.

5.	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities, the accompanying disclosures and the disclosure of contingent liabilities. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

The key assumptions concerning the future and other key sources of estimation for uncertainty at the reporting date, that would have a significant risk for a material adjustment to the carrying amounts of assets or liabilities within the next fiscal year are discussed below.

The Company bases its assumptions and estimates on information available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

(1)	The Fair Value of Financial Instruments

Where the fair values of financial assets and financial liabilities recorded in the balance sheet cannot be derived from active markets, they are determined using valuation techniques including income approach (for example, the discounted cash flows model) or the market approach. Changes in assumptions about these factors could affect the reported fair value of the financial instruments. Please refer to Note 12 for more details.

(2)	Derivative Instruments

The embedded derivative features contained in exchangeable bonds are bifurcated and separately accounted for if the economic characteristics and risks of the embedded derivative instruments are not clearly and closely related to those of the host contracts. Those bifurcated embedded derivatives are fair valued at the end of each reporting period by using the option pricing model with the changes in fair value included in earnings. The valuation model uses the market-based observable inputs including share price, volatility, credit spread and swap rates.

(3)	Inventories

Inventories are valued at lower of cost and net realizable value item by item. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Please refer to Note 6(4). Costs of completion include direct labor and overhead, including depreciation and maintenance of production equipment, indirect labor costs, indirect material costs, supplies, utilities and royalties that is expected to be incurred at normal production level. The Company estimates normal production level taking into account loss of capacity resulting from planned maintenance, based on historical experience and current production capacity.

(4)	Post-Employment Benefits

Cost of post-employment benefit pension plan and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions which may differ from actual developments in the future. These include the determination of the discount rate, future salary increases and mortality rates. Due to the complexity of the valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date. The assumptions used for measuring pension cost and the present value of the pension obligation are disclosed in Note 6(14).

In determining the appropriate discount rate, management considers the interest rates of the government bonds and in determining rate of future salary increase, management takes account of past experiences, comparisons within the industry and the geographical region, inflation and the discount rate.

(5)	Share-Based Payment Transactions

The Company measures the cost of equity-settled transactions with employees based on reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 6(16).

(6)	Revenue Recognition-Sales Returns and Discounts

The Company estimates sales returns and discounts based on customer complaints, historical experience and other known factors at the time of sale, which reduces the sales revenue.

(7)	Impairment of Property, Plant and Equipment

At each reporting date or whenever events indicate that the asset’s value has declined or significant changes in the market with an adverse effect have taken place, the Company assesses whether there is an indication that an asset in the scope of IAS 36 may be impaired. If any indication exists, the Company completes impairment testing for the CGU to which the individual assets belong. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The fair value less costs of disposal is based on best information available to reflect the amount that an entity could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. The value-in-use is measured at the net present value of the future cash flows the entity expects to derive from the asset or CGU. Cash flow projection involves subjective judgments and estimates which include the estimated useful lives of property, plant and equipment, capacity that generates future cash flows, capacity of physical output, potential fluctuations of economic cycle in the industry and the Company’s operating situation.

(8)	Income Tax

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. The Company establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and different interpretations of tax regulations made by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective domicile of the Company.

Deferred tax assets are recognized for all carryforward of unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profit will be available or there are sufficient taxable temporary differences against which the unused tax losses, unused tax credits or deductible temporary differences can be utilized. The amount of deferred tax assets determined to be recognized is based upon the likely timing and the level of future taxable profits and taxable temporary differences. Please refer to Note 6(22) for more details on unrecognized deferred tax assets as of December 31, 2014.

6.	CONTENTS OF SIGNIFICANT ACCOUNTS

(1)	Cash and Cash Equivalents

	As of December 31,
	2014	2013
Cash on hand	$3,878	$3,639
Checking and savings accounts	10,389,664	8,894,827
Time deposits	30,782,070	36,263,171
Repurchase agreements collateralized by government bonds and corporate bonds	4,525,723	5,669,041

Total	$45,701,335	$50,830,678

Please refer to the consolidated statements of cash flows for the reconciliation of the balances of cash and cash equivalents on the consolidated statements of cash flows and on the consolidated balance sheets.

(2)	Financial Assets at Fair Value through Profit or Loss

	As of December 31,
	2014	2013
Designated financial assets at fair value through profit or loss
Convertible bonds	$150,550	$60,441

Financial assets held for trading
Listed stocks	246,183	234,583
Corporate bonds	388,628	398,681

Subtotal	634,811	633,264

Total	$785,361	$693,705

Current	$740,129	$633,264
Noncurrent	45,232	60,441

Total	$785,361	$693,705

(3)	Accounts Receivable, Net

	As of December 31,
	2014	2013
Accounts receivable	$23,307,624	$17,714,962
Less: allowance for sales returns and discounts	(828,029)	(516,189)
Less: allowance for doubtful accounts	(272,324)	(574,421)

Net	$22,207,271	$16,624,352

Aging analysis of account receivables:

	As of December 31,
	2014	2013
Neither past due nor impaired	$17,067,173	$14,204,640

Past due but not impaired:
≤ 30 days	4,409,411	2,113,439
31 to 60 days	313,494	279,047
61 to 90 days	230,086	14,204
91 to 120 days	32,858	13,022
> 120 days	154,249	—

Subtotal	5,140,098	2,419,712

Total	$22,207,271	$16,624,352

Movement on allowance for individual evaluation doubtful accounts:

	For the years ended December 31,
	2014	2013
Beginning balance	$574,421	$613,288
Net charge for the period	116,789	(38,867)
Reclassification	(418,886)	—

Ending balance	$272,324	$574,421

The terms for third party domestic sales were net 30~60 days, while the collection periods for third party overseas sales were month end 30~60 days.

The impairment losses assessed individually as of December 31, 2014 and 2013 primarily resulted from the financial difficulties of the counter trading parties and the amounts recognized were the difference between the carrying amount of the accounts receivable and the present value of expected collectable amounts. The Company has no collateral with respect to those accounts receivable.

(4)	Inventories, Net

	As of December 31,
	2014	2013
Raw materials	$2,287,656	$2,327,044
Supplies and spare parts	2,631,200	2,397,733
Work in process	10,453,741	8,894,291
Finished goods	1,426,188	2,351,067

Total	16,798,785	15,970,135
Less: allowance for inventory valuation losses	(1,556,553)	(1,976,876)

Net	$15,242,232	$13,993,259

a.	For the years ended December 31, 2014 and 2013, the Company recognized NT$105,320 million and NT$97,675 million in cost of goods sold, of which NT$330 million and NT$974 million, respectively, were related to gains recognized when the circumstances that caused the net realizable value of inventory to be lower than its cost no longer existed.

b.	Inventories were not pledged.

(5)	Available-For-Sale Financial Assets

	As of December 31,
	2014	2013
Common stocks	$23,510,084	$21,250,880
Preferred stocks	781,148	312,600
Funds	70,872	127,040

Total	$24,362,104	$21,690,520

Current	$—	$2,134,379
Noncurrent	24,362,104	19,556,141

Total	$24,362,104	$21,690,520

UMC issued bonds that were exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into common stocks originally classified as available-for-sale financial assets, noncurrent. Therefore, UMC classified the exchangeable common stock as current assets. The bonds matured on December 2, 2014 and UMC redeemed all the remaining bonds.

(6)	Financial Assets Measured at Cost, Non-Current

	As of December 31,
	2014	2013
Common stocks	$602,429	$610,006
Preferred stocks	3,100,211	3,062,449
Funds	130,366	412,837

Total	$3,833,006	$4,085,292

Since these financial assets mostly consist of non-publicly traded stocks and private venture funds, for which the fair value cannot be reliably measured due to lack of sufficient financial information available, the Company measures these financial assets at cost.

(7)	Investments Accounted For Under the Equity Method

a.	Details of investments accounted for under the equity method are as follows:

	As of December 31,
	2014		2013
Investee companies	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
Unlisted companies
MOS ART PACK CORP. (MAP) (Note A)	$238,373	72.98	$238,373	72.98
UNITED LIGHTING OPTO-ELECTRONIC INC. (UNITED LIGHTING) (Note B)	9,586	55.25	12,473	55.25
SHANDONG HUAHONG ENERGY INVEST CO., INC. (SHANDONG HUAHONG) (Note C)	731,565	50.00	714,120	50.00
WINAICO SOLAR PROJEKT 1 GMBH (Note C)	35,532	50.00	45,947	50.00
LIST EARN ENTERPRISE INC.	10,660	49.00	9,798	49.00
MTIC HOLDINGS PTE. LTD.	105,872	45.44	152,713	45.44

	As of December 31,
	2014		2013
Investee companies	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
YUNG LI INVESTMENTS, INC.	$219,157	45.16	$259,034	45.16
MEGA MISSION LIMITED PARTNERSHIP	2,052,269	45.00	1,977,433	45.00
WINAICO IMMOBILIEN GMBH (Note C)	256,064	44.78	300,692	44.78
UNITECH CAPITAL INC.	682,191	42.00	687,078	42.00
HSUN CHIEH INVESTMENT CO., LTD.	3,749,009	36.49	3,048,053	36.49
CTC CAPITAL PARTNERS I, L.P.	183,681	31.40	195,622	31.40
TRANSLINK CAPITAL PARTNERS III, L.P. (Note D)	199,443	29.29	—	—
UNITED LED CORPORATION HONG KONG LIMITED	518,495	29.03	481,227	39.13
ACHIEVE MADE INTERNATIONAL LTD.	121,567	23.32	119,357	49.38
TRANSLINK CAPITAL PARTNERS I, L.P. (Note D)	124,249	10.38	106,247	10.38
LTI REENERGY CO., LTD. (LTI) (Note C)	—	—	5,503	40.00
UC FUND II	—	—	3,953	35.45
EXOJET TECHNOLOGY CORP.	—	—	84,213	33.10

Total	$9,237,713		$8,441,836

Note A:	On March 10, 2011, MAP filed for liquidation through a decision at its stockholders’ meeting. The liquidation has not been completed as of December 31, 2014.
Note B:	On June 19, 2012, UNITED LIGHTING filed for liquidation through a decision at its stockholders’ meeting. The liquidation has not been completed as of December 31, 2014.

Note C:	The Company uses the equity method to account for its investment in SHANDONG HUAHONG, WINAICO SOLAR PROJEKT 1 GMBH, WINAICO IMMOBILIEN GMBH and LTI, which are joint ventures.
Note D:	The Company follows international accounting practices in equity accounting for limited partnerships because no equivalent type of business exists domestically. Therefore, the Company uses the equity method to account for these investees.

Certain investments accounted for under the equity method were audited by other independent accountants. Shares of investment income from these associates and joint ventures amounted to NT$69 million and NT$180 million for the years ended December 31, 2014 and 2013, respectively. Share of other comprehensive income from these associates and joint ventures amounted to NT$618 million and NT$254 million for the years ended December 31, 2014 and 2013, respectively. The balances of investments accounted for under the equity method were NT$4,537 million and NT$3,972 million as of December 31, 2014, and 2013, respectively.

No investment accounted for using the equity method was pledged.

b.	The summarized financial information of the Company’s investments in associates are as follow:

	As of December 31,
	2014	2013
Total assets (100%)	$26,137,088	$26,465,500
Total liabilities (100%)	3,330,700	6,880,254

	For the years ended December 31,
	2014	2013
Revenue (100%)	$3,587,617	$5,697,738
Net income (100%)	399,494	1,658,905

c.	One of UMC’s associate, HSUN CHIEH INVESTMENT CO., LTD., held 441 million shares of UMC’s stock as of December 31, 2014 and 2013. Another associate, MEGA MISSION LIMITED PARTNERSHIP, held 29 million shares and 0 share of UMC’s stock as of December 31, 2014 and 2013, respectively.

d.	The summarized financial information of the Company’s investments in jointly control entities are as follows:

The Company began to use the equity method to account for its investments in SHANDONG HUAHONG, LTI, WINAICO SOLAR PROJEKT 1 GMBH, ASEPOWER I S.R.L. and WINAICO IMMOBILIEN GMBH, on January 7, 2011, September 28, 2011, December 7, 2011, March 31, 2012 and March 31, 2013, respectively. The Company ceased to use the equity method to account for its investments in ASEPOWER I S.R.L. and LTI since September 10, 2013 and March 26, 2014, respectively. The summarized financial information of the equity method investments is as follows:

	As of December 31,
	2014	2013
Current assets	$290,457	$367,381
Non-current assets	1,839,487	1,907,537
Current liabilities	200,511	488,486
Non-current liabilities	900,362	714,260
Equity	1,029,071	1,072,172

	For the years ended December 31,
	2014	2013
Revenues	$214,416	$175,286
Expenses	265,545	201,394

(8)	Property, Plant and Equipment

	As of December 31,
	2014	2013
Land	$1,314,402	$1,925,691
Buildings	12,955,815	13,679,387
Machinery and equipment	119,069,687	125,170,755
Transportation equipment	14,630	15,047
Furniture and fixtures	942,520	1,148,689
Leasehold improvement	12,210	1,044,943
Construction in progress and equipment awaiting inspection	32,380,979	19,368,388

Net	$166,690,243	$162,352,900

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2014	$1,925,691	$25,846,909	$630,966,729	$66,554	$5,285,463	$1,800,921	$19,368,388	$685,260,655
Additions	—	—	—	—	—	—	40,655,242	40,655,242
Disposals	(10,626)	—	(3,109,952)	(1,535)	(50,820)	(2,880)	—	(3,175,813)
Transfers and reclassifications	(600,663)	(294,360)	27,538,645	1,946	101,944	(1,732,413)	(28,055,788)	(3,040,689)
Exchange effect	—	284,999	7,095,006	718	23,322	2,652	413,137	7,819,834

As of December 31, 2014	$1,314,402	$25,837,548	$662,490,428	$67,683	$5,359,909	$68,280	$32,380,979	$727,519,229

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2013	$3,171,351	$30,451,446	$601,810,744	$67,827	$5,485,951	$1,753,124	$18,500,156	$661,240,599
Additions	—	—	—	—	—	—	31,485,078	31,485,078
Acquisitions of subsidiaries	—	2,298,543	3,965,968	258	25,275	1,193	34,655	6,325,892
Disposals	(106,946)	(95,304)	(3,425,740)	(4,089)	(181,384)	(1,388)	(282,265)	(4,097,116)
Disposals of subsidiaries	(1,056,531)	(7,180,478)	(6,837,604)	(480)	(195,656)	—	—	(15,270,749)
Transfers and reclassifications	10,626	25,455	32,616,495	2,740	170,053	46,711	(30,359,069)	2,513,011
Exchange effect	(92,809)	347,247	2,836,866	298	(18,776)	1,281	(10,167)	3,063,940

As of December 31, 2013	$1,925,691	$25,846,909	$630,966,729	$66,554	$5,285,463	$1,800,921	$19,368,388	$685,260,655

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2014	$—	$12,167,522	$505,795,974	$51,507	$4,136,774	$755,978	$—	$522,907,755
Depreciation	—	1,177,362	36,948,450	4,492	355,951	299,321	—	38,785,576
Impairment Loss	—	—	579,222	—	17,456	—	—	596,678
Disposals	—	—	(2,868,400)	(1,535)	(49,499)	(2,880)	—	(2,922,314)
Transfers and reclassifications	—	(526,946)	(2,840,427)	(1,883)	(63,864)	(998,792)	—	(4,431,912)
Exchange effect	—	63,795	5,805,922	472	20,571	2,443	—	5,893,203

As of December 31, 2014	$—	$12,881,733	$543,420,741	$53,053	$4,417,389	$56,070	$—	$560,828,986

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2013	$530,963	$17,854,186	$478,239,213	$51,143	$4,146,754	$474,535	$—	$501,296,794
Depreciation	—	1,211,097	35,363,090	4,014	382,267	280,885	—	37,241,353
Gain from reversal of impairment loss	—	—	(984)	—	—	—	—	(984)
Disposals	(208)	(93,202)	(3,365,310)	(3,341)	(179,812)	(617)	—	(3,642,490)
Disposals of subsidiaries	(487,896)	(7,095,675)	(6,708,746)	(462)	(193,201)	—	—	(14,485,980)
Transfers and reclassifications	—	—	(572)	—	51	—	—	(521)
Exchange effect	(42,859)	291,116	2,269,283	153	(19,285)	1,175	—	2,499,583

As of December 31, 2013	$—	$12,167,522	$505,795,974	$51,507	$4,136,774	$755,978	$—	$522,907,755

During the year ended December 31, 2014, the Company identified indicators of impairment at certain subsidiaries due to its net operating profit being lower than expected. The Company determined that certain property, plant and equipment would not generate the expected future cash flows. The Company determined the recoverable amounts of these assets based on the fair values less costs to sell. The impairment test revealed that the total carrying amount of these assets was greater than their total recoverable amount. After considering the relevant objective evidence, the Company recorded an impairment loss of NT$597 million for the year ended December 31, 2014, all of which came from new business segment.

a.	The amounts of total interest expense before capitalization of borrowing costs were NT$992 million and NT$803 million for the years ended December 31, 2014 and 2013, respectively. Details of capitalized borrowing costs are as follows:

	For the years ended December 31,
	2014	2013
Buildings	$85,104	$43,199
Machinery and equipment	218,282	163,206
Others	1,651	30

Total interest capitalized	$305,037	$206,435

Interest rates applied	1.33%~2.21%	0.19%~2.28%

b.	Please refer to Note 8 for property, plant and equipment pledged as collateral.

(9)	Intangible Assets

	As of December 31,
	2014	2013
Goodwill	$7,791	$50,863
Software	215,998	173,252
Patents and technology license fees	3,021,788	3,400,769
Others	1,287,361	1,114,763

Net	$4,532,938	$4,739,647

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2014	$50,863	$432,462	$4,155,667	$2,110,088	$6,749,080
Additions	—	—	8,666	1,220,421	1,229,087
Disposals	—	(130,165)	—	(363,593)	(493,758)
Reclassifications	(43,072)	185,462	(287)	(62,409)	79,694
Exchange effect	—	2,985	65,698	(8)	68,675

As of December 31, 2014	$7,791	$490,744	$4,229,744	$2,904,499	$7,632,778

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2013	$50,863	$471,987	$2,298,527	$1,433,499	$4,254,876
Additions	—	490	1,823,274	1,082,896	2,906,660
Disposals	—	(138,722)	(13,737)	(467,914)	(620,373)
Reclassifications	—	74,832	39,951	—	114,783
Acquisitions of subsidiaries	—	36,132	9,283	61,700	107,115
Disposals of subsidiaries	—	(6,888)	—	—	(6,888)
Exchange effect	—	(5,369)	(1,631)	(93)	(7,093)

As of December 31, 2013	$50,863	$432,462	$4,155,667	$2,110,088	$6,749,080

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2014	$—	$259,210	$754,898	$995,325	$2,009,433
Amortization	—	142,963	438,518	1,047,392	1,628,873
Disposals	—	(130,165)	—	(363,593)	(493,758)
Reclassifications	—	1,398	(32)	(61,981)	(60,615)
Exchange effect	—	1,340	14,572	(5)	15,907

As of December 31, 2014	$—	$274,746	$1,207,956	$1,617,138	$3,099,840

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2013	$—	$271,197	$404,416	$781,104	$1,456,717
Amortization	—	139,626	362,727	538,413	1,040,766
Impairment Loss	—	—	677	57,000	57,677
Disposals	—	(138,712)	(13,749)	(467,914)	(620,375)
Reclassifications	—	—	—	86,818	86,818
Disposals of subsidiaries	—	(6,888)	—	—	(6,888)
Exchange effect	—	(6,013)	827	(96)	(5,282)

As of December 31, 2013	$—	$259,210	$754,898	$995,325	$2,009,433

The amortization amounts of intangible assets are as follows:

	For the years ended December 31,
	2014	2013
Operating cost	$521,588	$440,342

Operating expense	$1,107,285	$600,424

The carrying amounts of significant technology license fees obtained by the Company were NT$2,858 million and NT$3,211 million as of December 31, 2014 and 2013, respectively. The remaining amortization periods were 7~8 years and 8~9 years, respectively.

(10)	Short Term Loans

	As of December 31,
	2014	2013
Unsecured bank loans	$6,250,754	$4,643,573

	For the years ended December 31,
	2014	2013
Interest rates applied	0.57%~2.50%	0.57%~4.38%

a.	The Company’s unused short-term lines of credits amounted to NT$19,650 million and NT$18,587 million as of December 31, 2014 and 2013, respectively.

b.	Please refer to Note 8 for property, plant and equipment pledged as collateral for short- term loans.

(11)	Financial Liabilities at Fair Value through Profit or Loss, Current

	As of December 31,
	2014	2013
Forward exchange contracts	$42,354	$—
Derivatives embedded in exchangeable bonds	—	1,928

Total	$42,354	$1,928

(12)	Bonds Payable

	As of December 31,
	2014	2013
Unsecured domestic bonds payable	$25,000,000	$20,000,000
Unsecured exchangeable bonds payable	—	3,709,339
Unsecured convertible bonds payable	—	10,255,791
Less: Discounts on bonds payable	(22,180)	(358,713)

Total	24,977,820	33,606,417
Less: Current or exchangeable portion due within one year	—	(13,627,063)

Net	$24,977,820	$19,979,354

A.	On December 2, 2009, UMC issued SGX-ST listed zero coupon exchangeable bonds. The terms and conditions of the bonds are as follows:

a.	Issue Amount: US$127.2 million

b.	Period: December 2, 2009 ~ December 2, 2014 (Maturity date)

c.	Redemption:

i.	UMC may redeem the bonds, in whole or in part, after 12 months of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.5% per annum (the Early Redemption Price) if the closing price of the ordinary shares of Unimicron Technology Corporation (Unimicron) on the TSE, translated into US dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 130% of the exchange price then in effect translated into US dollars at the rate of NTD 32.197=USD 1.00.

ii.	UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Price if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

iii.	UMC may redeem all, but not part, of the bonds, at the Early Redemption Price at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.	All, or any portion, of the bonds would be redeemable in US dollars at the option of bondholders on December 2, 2011 at 99% of the principal amount.

v.	Bondholders have the right to require UMC to redeem all or any portion of the bonds at the Early Redemption Price if the ordinary shares of the exchanged securities are officially delisted on the TSE for a period of five consecutive trading days.

vi.	In the event that a change of control as defined in the indenture of the bonds occurs to UMC or Unimicron, the bondholders shall have the right to require UMC to redeem the bonds, in whole or in part, at the Early Redemption Price.

d.	Terms of Exchange

i.	Underlying Securities: Ordinary shares of Unimicron

ii.	Exchange Period: The bonds are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into Unimicron ordinary shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.	Exchange Price and Adjustment: The exchange price was originally NT$51.1875 per share, determined on the basis of a fixed exchange rate of NTD 32.197=USD 1.00. The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

e.	Redemption on the Maturity Date:

The bonds matured on December 2, 2014, and UMC redeemed the bonds at 97.53% of the principal amount. The principal amount of the redeemed bonds was US$127.2 million.

B.	On December 2, 2009, UMC issued SGX-ST listed zero coupon exchangeable bonds. The terms and conditions of the bonds are as follows:

a.	Issue Amount: US$80 million

b.	Period: December 2, 2009 ~ December 2, 2014 (Maturity date)

c.	Redemption:

i.	UMC may redeem the bonds, in whole or in part, after 12 months of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.5% per annum (the Early Redemption Price) if the closing price of the ordinary shares of Novatek Microelectronics Corp., Ltd. (Novatek) on the TSE, translated into US dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 130% of the exchange price then in effect translated into US dollars at the rate of NTD 32.197=USD 1.00.

ii.	UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Price if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

iii.	UMC may redeem all, but not part, of the bonds, at the Early Redemption Price at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.	All, or any portion, of the bonds would be redeemable in US dollars at the option of bondholders on December 2, 2011 at 99% of the principal amount.

v.	Bondholders have the right to require UMC to redeem all or any portion of the bonds at the Early Redemption Price if the ordinary shares of the exchanged securities are officially delisted on the TSE for a period of five consecutive trading days.

vi.	In the event that a change of control as defined in the indenture of the bonds occurs to UMC or Novatek, the bondholders shall have the right to require UMC to redeem the bonds, in whole or in part, at the Early Redemption Price.

d.	Terms of Exchange

i.	Underlying Securities: Ordinary shares of Novatek

ii.	Exchange Period: The bonds are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into Novatek ordinary shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.	Exchange Price and Adjustment: The exchange price was originally NT$108.58 per share, determined on the basis of a fixed exchange rate of NTD 32.197=USD 1.00. The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

e.	Exchange of the Bonds

As of December 31, 2013, certain bondholders had exercised their rights to exchange their bonds with the total principal amount of US$77 million into Novatek shares. Gains from disposal of investments and gains from exchange of bonds from bondholders exercising exchange rights during the year ended December 31, 2013 amounted NT$1,137 million, and were recognized as non-operating income and expenses.

f.	Bonds early redemption:

Since over 90% principal amount of the bonds has already been exchanged, UMC redeemed the bonds in whole at the Early Redemption Price on July 22, 2013. The remaining principal amount of the redeemed bonds was US$3 million. UMC recognized a gain of NT$45 million from the redemption as non-operating income and expenses.

C.	On May 24, 2011, UMC issued SGX-ST listed currency linked zero coupon convertible bonds. The terms and conditions of the bonds are as follows:

a	Issue Amount: US$500 million

b.	Period: May 24, 2011 ~ May 24, 2016 (Maturity date)

c.	Redemption:

i.	UMC may redeem the bonds, in whole or in part, after 3 years of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.25% per annum (the Early Redemption Amount) if the closing price of UMC’s ADS on the New York Stock Exchange, for a period of 20 out of 30 consecutive ADS trading days, the last of which occurs not more than 5 ADS trading days prior to the date upon which notice of such redemption is published, is at least 130% of the conversion price. The Early Redemption Price will be converted into NTD based on the Fixed Exchange Rate (NTD 28.846=USD 1.00), and this fixed NTD amount will be converted using the prevailing rate at the time of redemption for payment in USD.

ii.	UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Amount if at least 90% in principal amount of the bonds has already been converted, redeemed or repurchased and cancelled.

iii.	UMC may redeem all, but not part, of the bonds, at the Early Redemption Amount at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.	All or any portion of the bonds will be redeemable in at Early Redemption Amount at the option of bondholders on May 24, 2014 at 99.25% of the principal amount.

v.	Bondholders have the right to require UMC to redeem all of the bonds at the Early Redemption Amount if UMC’s ADS cease to be listed or admitted for trading on the New York Stock Exchange, or UMC’s ordinary shares cease to be listed on the Taiwan Stock Exchange.

vi.	In the event that a change of control as defined in the indenture of the bonds occurs to UMC, the bondholders shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

d.	Terms of Conversion

i.	Underlying Securities: ADS of UMC

ii.	Conversion Period: The bonds are convertible at any time on or after July 4, 2011 and prior to May 14, 2016, into UMC’s ADS; provided, however, that if the exercise date falls within 8 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the ADS it receives will be subject to certain restrictions.

iii.	Conversion Price and adjustment: The conversion price was originally USD 3.77 per ADS, determined on the basis of a Fixed Exchange Rate of NTD 28.846=USD 1.00. The conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

e.	Bonds early redemption:

UMC redeemed bonds with principal amount of US$324 million as requested by investors on May 27, 2014. The associated convertible rights were deemed cancelled and the consideration paid for the early redemption was fully allocated to the liability components. UMC adjusted the carrying amount of the liability components to reflect actual consideration paid and recognized a loss amount to NT$194 million as non-operating income and expenses. UMC reclassified cancelled convertible rights of NT$441 million from additional paid in capital – stock options to additional paid in capital –others.

As bondholders’ redemption and UMC’s repurchases of bonds from open market in prior year amounted to US$466 million, which represented over 90% principal being redeemed; therefore, UMC redeemed the remaining bonds in whole at the Early Redemption Price on June 27, 2014. The principal amount of the redeemed bonds was US$34 million. UMC recognized a gain of NT$15 million from the redemption as non-operating income and expense.

In accordance with IAS 32, the value of the conversion right of the convertible bonds was determined at issuance and recognized in additional paid-in capital – stock options amounting to NT$680 million, after reduction of issuance costs amounting to NT$3 million. The effective interest rate on the liability component of the convertible bonds was determined to be 0.82%.

D.	In early June, 2012, UMC issued a five-year and a seven-year domestic unsecured corporate bonds amounting to NT$10,000 million, with a face value of NT$1 million per unit. The five-year domestic unsecured corporate bond was issued in the amount of NT$7,500 million. Interest will be paid annually at a rate of 1.43%, and the principal will be repayable in June 2017 upon maturity. The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,500 million. Interest will be paid annually at a rate of 1.63%, and the principal will be repayable in June 2019 upon maturity.

E.	In mid-March, 2013, the Company issued five-year and seven-year domestic unsecured corporate bonds amounting to NT$10,000 million, with a face value of NT$1 million per unit. The five-year domestic unsecured corporate bond was issued in the amount of NT$7,500 million. Interest will be paid annually at a rate of 1.35%, and the principal will be repayable in March 2018 upon maturity. The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,500 million. Interest will be paid annually at a rate of 1.50%, and the principal will be repayable in March 2020 upon maturity.

F.	In mid-June, 2014, the Company issued seven-year and ten-year domestic unsecured corporate bonds amounting to NT$5,000 million, with a face value of NT$1 million per unit. The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,000 million. Interest will be paid annually at a rate of 1.70%, and the principal will be repayable in June 2021 upon maturity. The ten-year domestic unsecured corporate bond was issued in the amount of NT$3,000 million. Interest will be paid annually at a rate of 1.95%, and the principal will be repayable in June 2024 upon maturity.

(13)	Long-Term Loans

a.	Details of long-term loans as of December 31, 2014 and 2013 are as follows:

	As of December 31,
Lenders	2014	2013	Redemption
Secured Long-Term Loan from Mega International Commercial Bank (1)	$80,358	$109,580	Effective August 1, 2012 to August 1, 2017. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Mega International Commercial Bank (2)	16,000	17,000	Effective November 21, 2013 to November 21, 2018. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (1)	87,647	122,706	Effective May 25, 2012 to May 25, 2017. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.

	As of December 31,
Lenders	2014	2013	Redemption
Secured Long-Term Loan from Taiwan Cooperative Bank (2)	$84,265	$70,000	Effective July 10, 2013 to July 10, 2018. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Syndicated Loans from Bank of Taiwan and 7 others	1,385,000	1,385,000	Repayable semiannually from February 7, 2015 to February 7, 2016 with monthly interest payments.
Secured Syndicated Loans from Taiwan Cooperative Bank and 5 others	150,000	450,000	Repayable semiannually from October 25, 2010 to April 25, 2015 with monthly interest payments.
Unsecured Long-Term Loan from Bank of Taiwan	2,700,000	900,000	Repayable quarterly from October 31, 2015 to July 31, 2017 with monthly interest payments.
Unsecured Long-Term Loan from Mega International Commercial Bank (1)	1,230,769	2,461,538	Repayable quarterly from December 28, 2012 to December 28, 2015 with monthly interest payments.
Unsecured Long-Term Loan from Mega International Commercial Bank (2)	300,000	300,000	Repayable quarterly from October 4, 2015 to October 4, 2018 with monthly interest payments.
Unsecured Long-Term Loan from E. Sun Bank	500,000	500,000	Repayable quarterly from December 24, 2015 to December 24, 2017 with monthly interest payments.
Unsecured Revolving Loan from CTBC Bank (Note A)	1,000,000	1,000,000	Settlement due on August 30, 2016 with monthly interest payments.
Unsecured Revolving Loan from Chang Hwa Commercial Bank (Note B)	2,666,667	1,000,000	Repayable quarterly from December 29, 2014 to December 29, 2016 with monthly interest payments.
Unsecured Long-Term Loan from Taiwan Cooperative Bank	1,000,000	500,000	Repayable quarterly from March 24, 2016 to December 24, 2017 with monthly interest payments.

	As of December 31,
Lenders	2014	2013	Redemption
China Development Industrial Bank (Note C)	$1,000,000	$—	Settlement due on December 29, 2019 with monthly interest payments.
Secured Long-Term Loan from Bank of Taiwan	—	988,048	Effective July 13, 2011 to July 13, 2016. Interest-only payment for the first year. Principal is repaid in 16 quarterly payments with monthly interest payments.
Secured Long-Term Loan from First Commercial Bank (1)	—	310,000	Effective December 31, 2010 to December 31, 2015. Interest-only payment for the first year. Principal is repaid in 8 semiannual payments with monthly interest payments.
Secured Long-Term Loan from First Commercial Bank (2)	—	125,000	Effective June 24, 2011 to June 24, 2016. Interest-only payment for the first year. Principal is repaid in 8 semiannual payments with monthly interest payments.
Secured Long-Term Loan from First Commercial Bank (3)	—	103,000	Bullet repayment on May 16, 2015 with monthly interest payments.
Secured Long-Term Loan from First Commercial Bank (4)	—	400,000	Bullet repayment on June 27, 2015 with monthly interest payments.
Secured Long-Term Loan from Mega International Commercial Bank (3)	—	616,470	Repayable quarterly from June 30, 2011 to June 30, 2016 with monthly interest payments.

Subtotal	12,200,706	11,358,342
Less: Administrative expenses from syndicated loans	(2,250)	(4,328)
Less: Current portion	(3,774,986)	(2,918,163)

Total	$8,423,470	$8,435,851

	For the years ended December 31,
	2014	2013
Interest Rates	1.23%~2.51%	1.23%~2.51%

Note A:	UMC entered into a 5-year loan agreement with CTBC Bank, effective from August 30, 2011. The agreement offered UMC a revolving line of credit of NT$2.5 billion starting from the first use of the loan to the expiration date of the agreement, August 30, 2016. As of December 31, 2014 and 2013, the unused line of credit were both NT$1.5 billion.
Note B:	UMC entered into a 5-year loan agreement with Chang Hwa Commercial Bank, effective from December 29, 2011. The agreement offered UMC a revolving line of credit of NT$3 billion. This line of credit will be reduced starting from the end of the third year after the first use and every three months thereafter, with a total of nine adjustments. The expiration date of the agreement is December 29, 2016. As of December 31, 2014 and 2013, the unused line of credit was NT$0 and NT$2 billion, respectively.
Note C:	UMC entered into a 5-year loan agreement with China Development Industrial Bank, effective from September 25, 2014. The agreement offered UMC a revolving line of credit of NT$2 billion. This line of credit will be reduced starting from the end of the second year after the first use and every twelve months thereafter, with a total of four adjustments. The expiration date of the agreement is December 29, 2019. As of December 31, 2014, the unused line of credit was NT$1 billion.

b.	Please refer to Note 8 for property, plant and equipment pledged as collateral for long- term loans.

(14)	Post-Employment Benefits

a.	Defined contribution plan

The Labor Pension Act of the R.O.C. (the Act) which became effective on July 1, 2005 is a defined contribution plan. Employees can elect to continue to apply the relevant pension rules under the Labor Standards Law of the R.O.C., or to apply the pension rules under the Act and maintain the seniority achieved under the Labor Standards Law. Under the Act, the monthly contributions percentage shall not be less than 6% of these employees’ monthly wages. The Company and its domestic subsidiaries have been making monthly contributions of 6% based on each individual employee’s salary or wage to employees’ pension accounts beginning July 1, 2005. Based on the Act, a total of NT$597 million and NT$554 million were contributed by the Company for the years ended December 31, 2014 and 2013, respectively. Pension benefits for employees of the Singapore branch, and other subsidiaries overseas were provided in accordance with the local regulations, and during the years ended December 31, 2014 and 2013, the Company made total contributions of NT$445 million and NT$393 million, respectively.

b.	Defined benefit plan

The employee pension plan mandated by the Labor Standard Act of the R.O.C. is a defined benefit plan. The pension benefits are disbursed based on the units of service years and the average salary in the last month of the service year. Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the 15th year. The total units shall not exceed 45 units. Under the Labor Standards Act, the Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited with the Bank of Taiwan under the name of an administered pension fund committee. The Company recognized pension expenses of NT$113 million and NT$124 million for the years ended December 31, 2014 and 2013, respectively.

c.	Accumulated amounts of actuarial gain or loss recognized under other comprehensive income:

	For the years ended December 31,
	2014	2013
Beginning balance of accumulated actuarial loss	$68,765	$525,243
Actuarial gain (loss) in current year	2,607	(456,478)

Ending balance of accumulated actuarial loss	$71,372	$68,765

d.	Changes in defined benefit obligation during the year:

	For the years ended December 31,
	2014	2013
Defined benefit obligation at beginning of year	$(5,402,350)	$(6,685,524)
Service cost	(37,481)	(60,378)
Interest cost	(108,047)	(86,420)
Actuarial gain (loss)	(7,819)	460,241
Benefits paid	104,910	828,678
Other	—	56,169
Exchange effect	—	84,884

Defined benefit obligation at end of year	$(5,450,787)	$(5,402,350)

Changes in fair value of plan assets during the year:

	For the years ended December 31,
	2014	2013
Beginning balance of fair value of plan assets	$1,604,565	$2,249,262
Expected return on plan assets	32,091	22,831
Contribution by employer	88,339	269,289
Payment of benefit obligation	(104,910)	(828,678)
Actuarial gain (loss)	5,212	(3,763)
Other	—	(37,589)
Exchange effect	—	(66,787)

Ending balance of fair value of plan assets	$1,625,297	$1,604,565

The actual returns on plan assets of the Company for the years ended December 31, 2014 and 2013 were NT$37 million and NT$19 million, respectively.

e.	Reconciliations of asset (liability) of the defined benefit plan are as follow:

	As of December 31,
	2014	2013
Present value of the defined benefit obligation	$(5,450,787)	$(5,402,350)
Fair value of plan assets	1,625,297	1,604,565

Funded status	(3,825,490)	(3,797,785)

Accrued pension liabilities recognized on the consolidated balance sheets	$(3,825,490)	$(3,797,785)

f.	The major categories of plan assets as a percentage of the fair value of the total plan assets are as follows:

	As of December 31,
	2014	2013
	UMC and FORTUNE	UMC and FORTUNE
Cash	21%	27%
Equity instruments	50%	45%
Debt instruments	26%	27%
Others	3%	1%

Employee pension fund is deposited under a trust administered by the Bank of Taiwan. The overall expected rate of return on assets is determined based on historical trend and analysts’ expectations on the assets’ returns in the market over the obligation period. Furthermore, the utilization of the fund by the labor pension fund supervisory committee, which also guarantees the minimum earnings to be no less than the earnings attainable from interest rates offered by local banks for two-year time deposits.

g.	The historical information of experience adjustments are as follows:

	For the years ended December 31,
	2014	2013	2012
The present value of the defined benefit obligation	$(5,450,787)	$(5,402,350)	$(6,685,524)
Fair value of plan assets	1,625,297	1,604,565	2,249,262

Funded status	$(3,825,490)	$(3,797,785)	$(4,436,262)

Experience adjustments on plan liabilities	$(94,315)	$(5,436)	$(178,866)

Experience adjustments on plan assets	$5,212	$(3,763)	$(25,247)

The Company expects to contribute NT$82 million to its defined benefit plan during the 12 months beginning from January 1, 2015.

The principal underlying actuarial assumptions are as follows:

	As of December 31, 2014
	UMC	FORTUNE
Discount rate	2.10%	2.25%
Rate of salary increase	4.00%	3.00%
Expected return on plan assets	2.10%	2.25%

	As of December 31, 2013
	UMC	FORTUNE
Discount rate	2.00%	2.00%
Rate of salary increase	4.00%	3.00%
Expected return on plan assets	2.00%	2.00%

(15)	Equity

a.	Capital Stock:

i.	UMC had 26,000 million common shares authorized to be issued as of December 31, 2014 and 2013, of which 12,725 million shares and 12,692 million shares were issued as of December 31, 2014 and 2013, respectively, each at a par value of NT$10.

ii.	UMC had 150 million and 168 million ADSs, which were traded on the NYSE as of December 31, 2014 and 2013, respectively. The total number of common shares of UMC represented by all issued ADSs were 749 million shares and 842 million shares as of December 31, 2014 and 2013, respectively. One ADS represents five common shares.

iii.	Among the employee stock options issued by UMC on June 19, 2009, 36 million options had been exercised for the year ended December 31, 2014, of which the issuance process for 31 million shares has been approved by the authority, and the share registry has been updated as of December 31, 2014. The remaining 5 million shares were still pending for authorization as of December 31, 2014, thus, they were classified as Capital collected in advance.

iv.	Among the employee stock options issued by UMC on June 19, 2009, 43 million options were exercised during the year ended December 31, 2013. The issuance process was completed through the authority.

v.	On December 30, 2014, UMC sold 5 million shares of treasury stock to employees, which were repurchased during the period from March 15 to May 6, 2013, for the purpose of transferring to employees.

vi.	On April 24, 2013, UMC cancelled 300 million shares of treasury stock, which were repurchased for the purpose of transferring to employees during the period from February 4 to March 22, 2010.

b.	Treasury stock:

i.	The Company carried out treasury stock program, and repurchased its shares from the centralized securities exchange market. The purpose for repurchase, and changes in treasury stock during years ended December 31, 2014 and 2013 are as follows:

For the year ended December 31, 2014

(In thousands of shares)

Purpose	As of January 1, 2014	Increase	Decrease	As of December 31, 2014
For transfer to employees	200,000	—	5,490	194,510

For the year ended December 31, 2013

(In thousands of shares)

Purpose	As of January 1, 2013	Increase	Decrease	As of December 31, 2013
For transfer to employees	300,000	200,000	300,000	200,000

ii.	According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of UMC’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital-premiums and realized additional paid-in capital. As such, the maximum number of shares of treasury stock that UMC could hold as of December 31, 2014 and 2013, were 1,273 million shares and 1,269 million shares, with the maximum payments of NT$83,529 million and NT$76,812 million, respectively.

iii.	In compliance with Securities and Exchange Law of the R.O.C., treasury stock should not be pledged, nor should it be entitled to voting rights or receiving dividends. Stock held by subsidiaries is treated as treasury stock. These subsidiaries have the same rights as other stockholders except for subscription to new stock issuance and voting rights.

iv.	As of December 31, 2014, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock, with a book value of NT$14.75 per share. The closing price on December 31, 2014 was NT$14.75.

As of December 31, 2013, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock, with a book value of NT$12.35 per share. The closing price on December 31, 2013 was NT$12.35.

v.	UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held shares of UMC’s stock through acquiring shares of UNITED SILICON INC. in 1997, and these shares were converted to UMC’s stock in 2000 as a result of the Company’s 5 in 1 merger.

c.	Retained earnings and dividend policies:

According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

i.	Payment of all taxes and dues;

ii.	Offset prior years’ operation losses;

iii.	Appropriate 10% of the remaining amount after deducting items (i) and (ii) as a legal reserve;

iv.	Appropriate or reverse special reserve in accordance with relevant laws or regulations, and

v.	Appropriate 0.1% of the remaining amount after deducting items (i), (ii), (iii) and (iv) as directors’ remuneration; and

vi.	After deducting items (i), (ii), (iii) and (iv) above from the current year’s earnings, no less than 5% of the remaining amount together with the prior years’ unappropriated earnings is to be allocated as employee bonus, which will be settled through issuance of new shares of UMC, or cash. Employees of UMC’s subsidiaries, meeting certain requirements determined by the Board of Directors, are also eligible for the employee stock bonus.

vii.	The distribution of the remaining portion, if any, will be recommended by the Board of Directors and resolved in the stockholders’ meeting.

The policy for dividend distribution should reflect factors such as the current and future investment environment, funding requirements, domestic and international competition and capital budgets; as well as the benefit of stockholders, stock dividend equilibrium and long-term financial planning. The Board of Directors shall make the distribution proposal annually and present it at the stockholders’ meeting. UMC’s Articles of Incorporation further provide that at least 20% of the dividends must be paid in the form of cash. Accordingly, no more than 80% of the dividends to stockholders, if any, may be paid in the form of stock dividends.

According to the regulations of Taiwan FSC, UMC is required to appropriate a special reserve in the amount equal to the sum of debit elements under equity, such as unrealized loss on financial instruments and negative cumulative translation adjustment, at every year-end. Such special reserve is prohibited from distribution. However, if any of the debit elements is reversed, the special reserve in the amount equal to the reversal may be released for earnings distribution or offsetting accumulated deficit.

The Company estimates the amounts of the employee bonuses and remuneration to directors and recognizes them in the profit or loss during the periods earned for the years ended December 31, 2014 and 2013. The Board of Directors estimated the amount by taking into consideration UMC’s Articles of Incorporation, government regulations and industry averages. If the board subsequently modifies the estimates significantly, UMC will recognize the change as an adjustment in the profit or loss in the same period. The difference between the estimation and the resolution of the stockholders’ meeting will be recognized in profit or loss in the subsequent year. Upon stockholders’ approval, the number of shares distributed as share dividends is calculated based on the total approved bonus amount divided by the closing price one day prior to the approved date with the consideration of the impacts of ex-right/ex-dividend. Information on the above mentioned employee bonuses and remunerations to directors and supervisors can be obtained from the “Market Observation Post System” on the website of the TSE.

The appropriation and compensation of 2014 unappropriated retained earnings have not yet been approved by the stockholder’s meeting as of the reporting date. Information on the Board of Directors’ recommendations and stockholders’ approval can be obtained from the “Market Observation Post System” on the website of the TSE.

The distributions of cash dividend, employee bonus and directors’ remuneration for 2014 and 2013 were approved through the Board of Directors’ meeting and the stockholders’ meeting held on March 18, 2015 and June 11, 2014, respectively. The details of distribution are as follows:

	2014		2013
Cash Dividend	NT$	0.55 per share	NT$	0.01 per share
Employee bonus – Cash (in thousand NT$)		1,458,956		1,162,656
Directors’ remuneration (in thousand NT$)		10,812		11,746

The stockholders’ meeting held on June 11, 2014 resolved a cash distribution of NT$6,128 million from additional paid-in capital, at approximately NT$0.49 per share.

The aforementioned 2013 employee bonuses and remuneration to directors approved during stockholders’ meeting, were consistent with the resolutions of meeting of Board of Directors held on April 16, 2014.

d.	Non-controlling interests:

	For the years ended December 31,
	2014	2013
Balance as of January 1	$4,319,988	$2,571,139
Attributable to non-controlling interests:
Net loss	(661,752)	(525,243)
Other comprehensive income	142,991	11,220
Adjustments arising from changes in percentage of ownership in subsidiaries	59,785	(600,009)
Increase (Decrease) in non-controlling interests	(11,214)	2,862,881

Balance as of December 31	$3,849,798	$4,319,988

(16)	Employee Stock Options

On October 9, 2007 and May 12, 2009, the Company was authorized by the Securities and Futures Bureau of the Financial Supervisory Commission, to issue employee stock options with a total number of 500 million units each. Each unit entitled an optionee to subscribe to 1 share of the Company’s common stock. Settlement upon the exercise of the options would be made through the issuance of new shares by the Company. The exercise prices of the options were set at the closing prices of the Company’s common stock on the dates of grant. The contractual lives were 6 years and an optionee might exercise the options in accordance with certain schedules as prescribed by the plans after 2 years from the dates of grant. Detailed information relevant to the employee stock options is disclosed as follows:

Date of grant	Total number of options granted (in thousands)	Total number of options outstanding as of December 31, 2014 (in thousands)	Shares available to option holders as of December 31, 2014 (in thousands)	Exercise price (NT$)
December 13, 2007	500,000	—	—	$18.03
June 19, 2009	300,000	48,729	48,729	$10.40
Total	800,000	48,729	48,729

a.	A summary of the Company’s stock option plan and related information for the years ended December 31, 2014 and 2013 is as follows:

	For the years ended December 31,
	2014			2013
	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average exercise price per share (NTD)	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average exercise price per share (NTD)
Outstanding at beginning of period	87,768	87,768	$10.40	465,006	465,006	$15.86
Exercised	(35,655)	(35,655)	$10.40	(42,540)	(42,540)	$10.40
Forfeited	(3,384)	(3,384)	$10.40	(12,000)	(12,000)	$16.73
Expired	—	—	$10.40	(322,698)	(322,698)	$18.03

Outstanding at end of period	48,729	48,729	$10.40	87,768	87,768	$10.40

Exercisable at end of period	44,222	44,222	$10.40	82,839	82,839	$10.40

b.	The information on the Company’s outstanding stock options as of December 31, 2014 is as follows:

		Outstanding Stock Options				Exercisable Stock Options
Authorization Date	Range of Exercise Price (NTD)	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average expected remaining years	Weighted- average exercise price per share (NTD)	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average exercise price per share (NTD)
2009.05.12	$10.40	48,729	48,729	0.46	$10.40	44,222	44,222	$10.40

The weighted-average share price at the date of exercise of employee stock options for the years ended December 31, 2014 and 2013 were NT$14.06 and NT$13.46, respectively.

c.	The options granted between January 1, 2004 and December 31, 2007 have all been vested before the transition date to TIFRS (January 1, 2012) and there has not been any modification to the stock option plan. Effective 2008, the compensation expenses related to the Company’s compensatory employee stock option plan were calculated based on fair value. The compensation expenses for the years ended December 31, 2014 and 2013 were NT$1 million and NT$29 million, respectively.

The fair value of the options outstanding as of December 31, 2014 and 2013 were estimated at the date of grant using the Black-Scholes options pricing model with the following weighted-average assumptions. The factors after the adoption of IFRS 2 “Share-based Payment” to account for share-based payments were as follows:

Items	Factors
Expected dividend yields	1.98%
Volatility factors of the expected market price of the Company’s common stock	40.63%
Risk-free interest rate	1.01%
Weighted-average expected life	3.16~5.03 years

The aforementioned expected volatility reflects that the assumption that the historical volatility over a period similar to the life of the option is indicative of future trends. The expected option life is based on the historical data of periods for previously granted options. The expected dividend yield is based on historical dividend yield. The risk-free interest rate is based on average interest rate for Taiwan Government Bond over a period similar to the life of the option. The estimates used to calculate the fair value of employee stock option cannot predict future events that are likely to occur or the final amounts employees will benefit from these options. In addition, future events will not affect the reasonableness of the initial calculation for fair value for the stock options. The compensation expenses for the stock options will be adjusted annually for the changes in expected forfeiture rates, with the effects recognized in the current period.

(17)	Operating Revenues

	For the years ended December 31,
	2014	2013
Net sales
Sale of goods	$134,526,268	$119,900,985
Other operating revenues
Royalty	1,767,723	10,691
Mask tooling	3,137,979	2,925,145
Others	580,106	974,815

Net operating revenues	$140,012,076	$123,811,636

On August 29, 2014, UMC entered into a technology license contract with FUJITSU SEMICONDUCTOR LIMITED (“FUJITSU”) under which UMC granted a perpetual license to its 40LP (low power) process technology to FUJITSU for royalty income.

(18)	Operating Costs and Expenses

The Company’s personnel, depreciation and amortization expenses are summarized as follows:

	For the years ended December 31,
	2014			2013
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Personnel expenses
Salaries	$14,066,492	$5,719,457	$19,785,949	$12,591,125	$4,944,704	$17,535,829
Labor and health insurance	794,333	318,830	1,113,163	719,009	297,857	1,016,866
Pension	873,437	282,209	1,155,646	799,176	281,573	1,080,749
Other personnel expenses	212,883	75,599	288,482	178,025	74,493	252,518
Depreciation	36,427,088	2,307,181	38,734,269	34,990,350	2,180,969	37,171,319
Amortization	633,786	1,237,992	1,871,778	530,897	659,627	1,190,524

(19)	Net Other Operating Income and Expenses

	For the years ended December 31,
	2014	2013
Net rental loss from property	$(24,098)	$(38,665)
Gain on disposal of property, plant and equipment	81,811	40,897
Impairment reversal (loss) of property, plant and equipment	(596,678)	984
Impairment loss of intangible assets	—	(57,677)
Others	—	(70,871)

Total	$(538,965)	$(125,332)

(20)	Non-Operating Income and Expenses

a.	Other income

	For the years ended December 31,
	2014	2013
Interest income
Bank deposits	$471,153	$264,320
Others	24,577	37,406
Dividend income	706,719	789,583

Total	$1,202,449	$1,091,309

b.	Other gains and losses

	For the years ended December 31,
	2014	2013
Gain on valuation of financial assets and liabilities at fair value through profit or loss
Designated financial assets at fair value through profit or loss	$34,816	$11,446
Financial assets held for trading	44,310	—
Embedded derivative financial liabilities	60,064	229,262
Loss on valuation of financial assets and liabilities at fair value through profit or loss
Financial assets held for trading	—	(49,022)
Forward exchange contract	(84,962)	—
Impairment Loss
Available-for-sale financial assets, noncurrent	(176,958)	(1,132,353)
Financial assets measured at cost, noncurrent	(127,559)	(143,422)
Gain on disposal of investments	2,377,910	2,195,070
Other gains and losses	474,163	710,881

Total	$2,601,784	$1,821,862

c.	Finance costs

	For the years ended December 31,
	2014	2013
Interest expenses
Bonds payable	$465,577	$356,586
Bank loans	221,879	239,438
Others	(278)	208
Financial expenses	58,887	82,174

Total	$746,065	$678,406

(21)	Components of Other Comprehensive Income (Loss)

	For the year ended December 31, 2014
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Exchange differences on translation of foreign operations	$4,290,260	$(869)	$4,289,391	$31,434	$4,320,825
Unrealized gain (loss) on available-for-sale financial assets	3,598,159	(1,945,996)	1,652,163	(12,387)	1,639,776
Share of changes in other comprehensive income (loss) of associates and joint ventures accounted for using equity method	800,506	(727)	799,779	(20,174)	779,605
Actuarial gain (loss) on defined benefit plans	(2,607)	—	(2,607)	521	(2,086)

Total other comprehensive income (loss)	$8,686,318	$(1,947,592)	$6,738,726	$(606)	$6,738,120

	For the year ended December 31, 2013
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Exchange differences on translation of foreign operations	$1,416,910	$(1,571,523)	$(154,613)	$302,063	$147,450
Unrealized gain (loss) on available-for-sale financial assets	223,917	(1,080,243)	(856,326)	12,605	(843,721)
Share of changes in other comprehensive income (loss) of associates and joint ventures accounted for using equity method	500,060	(18,679)	481,381	(9,828)	471,553
Actuarial gain (loss) on defined benefit plans	456,478	—	456,478	(77,623)	378,855

Total other comprehensive income (loss)	$2,597,365	$(2,670,445)	$(73,080)	$227,217	$154,137

(22)	Income Tax

a.	The major components of income tax expense for the years ended December 31, 2014 and 2013 were as follows:

i.	Income tax expense recorded in profit or loss

	For the years ended December 31,
	2014	2013
Current income tax expense (benefit):
Current income tax charge	$2,346,956	$554,592
Adjustments in respect of current income tax of prior periods	(485,580)	55,318
Deferred income tax expense (benefit):
Deferred income tax expense (benefit) related to origination and reversal of temporary differences	(649,114)	1,086,871
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	1,924,919	1,402,632
Adjustment of prior year’s deferred income tax	307,661	(201,548)
Deferred tax expense arising from write-down or reversal of write-down of deferred tax assets	(1,411,135)	(641,031)

Income tax expense recorded in profit or loss	$2,033,707	$2,256,834

ii.	Income tax relating to components of other comprehensive income

	For the years ended December 31,
	2014	2013
Exchange differences on translation of foreign operations	$31,434	$302,063
Unrealized loss (gain) on available-for-sale financial assets	(12,387)	12,605
Share of changes in other comprehensive income of associates and joint ventures accounted for using equity method	(20,174)	(9,828)
Actuarial loss (gain) on defined benefit plans	521	(77,623)

Income tax relating to components of other comprehensive income	$(606)	$227,217

iii.	Deferred income tax charged directly to equity

	For the years ended December 31,
	2014	2013
Temporary differences arising from the initial recognition of the equity component separately from the liability component	$83,185	$16,406
Adjustments of changes in net assets of associates and joint ventures accounted for using equity method	(2,294)	773

Income tax charged directly to equity	$80,891	$17,179

b.	A reconciliation between income tax expense and income before tax at UMC’s applicable tax rate was as follows:

	For the years ended December 31,
	2014	2013
Income before tax	$13,513,296	$14,361,794

At UMC’s statutory income tax rate of 17%	2,297,260	2,441,505
Adjustments in respect of current income tax of prior periods	(485,580)	54,403
Net change in loss carry-forward and investment tax credits	212,862	1,837,319
Tax effect of deferred tax assets/liabilities	427,605	(396,514)
Tax effect of non-taxable income and non-deductible expenses:
Tax exempt income	(328,456)	(97,322)
Investment gain	(255,324)	(1,747,695)
Dividend income	(107,436)	(107,915)
Others	(181,598)	240,408
Basic tax	16,379	—
Effect of different tax rates applicable to UMC and its subsidiaries	(13,833)	(52,235)
Taxes withheld in other jurisdictions	382,912	46,258
Others	68,916	38,622

Income tax expense recorded in profit or loss	$2,033,707	$2,256,834

c.	Significant components of deferred income tax assets and liabilities were as follows:

	As of December 31, 2014		As of December 31, 2013
	Amount	Tax effect	Amount	Tax effect
Deferred income tax assets
Investment tax credits		$528,390		$1,057,519
Depreciation	$3,262,978	493,580	$2,966,796	449,343
Loss carry-forward	10,293	910	17,013	1,988
Pension	3,800,509	646,087	3,774,866	641,727
Allowance for sales returns and discounts	697,343	118,548	311,006	52,871
Allowance for inventory valuation losses	1,273,730	212,525	1,402,764	234,236
Investment loss	1,137,963	193,454	1,173,241	199,451
Others	207,426	51,316	230,337	55,088

Total deferred income tax assets		2,244,810		2,692,223

Deferred income tax liabilities
Unrealized exchange gain	(1,652,483)	(280,922)	(1,696,869)	(288,468)
Depreciation	(6,527,694)	(1,088,314)	(10,179,003)	(1,708,899)
Investment gain	(1,438,137)	(379,599)	(328,200)	(55,794)
Convertible bond option	—	—	(178,868)	(30,407)
Amortizable assets	(2,714,290)	(407,144)	(2,629,442)	(394,416)
Others	(36,113)	(5,035)	(258,940)	(39,160)

Total deferred income tax liabilities		(2,161,014)		(2,517,144)

Net deferred income tax assets		$83,796		$175,079

d.	Movement of deferred tax

	For the years ended December 31,
	2014	2013
Balance at January 1	$175,079	$1,712,377
Increase from business acquisition	—	(132,264)
Amounts recognized in profit or loss during the period	(172,331)	(1,646,924)
Amounts recognized in other comprehensive income	(606)	227,217
Amounts recognized in equity	80,891	17,179
Exchange adjustments	763	(2,506)

Balance at December 31	$83,796	$175,079

e.	The Company is subject to taxation in Taiwan and other foreign jurisdictions. As of December 31, 2014, income tax returns of UMC and its subsidiaries in Taiwan have been examined by the tax authorities through 2012 and 2011, respectively, while in other foreign jurisdictions, relevant tax authorities have completed the examination through 2008. UMC has applied for a recheck of the 2012 and 2011 tax return to the competent tax collection authorities as UMC disagreed with the decision made in the tax assessment notice.

f.	UMC was granted several five-year income tax exemption periods with respect to income derived from the expansion of operations. The income tax exemption periods will expire on December 31, 2020.

g.	The Company generates investment tax credits for the amounts invested in production equipment, research and development, and employee training. The Company’s unused investment tax credits were as follows:

As of December 31, 2014

Expiration Year	Investment tax credits earned	Balance of unused investment tax credits
2015	$584,388	$584,388
2016	5,596	5,596

	$589,984	$589,984

As of December 31, 2013

Expiration Year	Investment tax credits earned	Balance of unused investment tax credits
2014	$2,146,004	$2,140,053
2015	584,388	584,388
2016	5,596	5,596

	$2,735,988	$2,730,037

h.	The unutilized accumulated losses for the Company were as follows:

As of December 31, 2014

Expiration Year	Accumulated loss	Unutilized accumulated loss
2015	$149,181	$149,181
2016	21,616	21,616
2017	15,844	15,844
2018	165,258	98,221
2019	600,180	600,180
2020	723,109	711,069
2021	2,267,432	2,262,780
2022	4,458,756	4,450,630
2023	4,120,295	4,120,295
2024	4,150,414	4,150,414
2025	295,277	295,277
2032	7,578	6,396
Unlimited duration	5,524	5,524

	$16,980,464	$16,887,427

As of December 31, 2013

Expiration Year	Accumulated loss	Unutilized accumulated loss
2014	$68	$68
2015	149,827	149,827
2016	60,750	60,750
2017	79,201	79,201
2018	232,219	232,219
2019	657,265	657,265
2020	893,746	889,270
2021	9,558,545	9,541,695
2022	4,502,030	4,502,030
2023	5,884,261	5,884,261
2032	7,153	6,391
Unlimited duration	9,650	9,650

	$22,034,715	$22,012,627

i.	As of December 31, 2014 and 2013, deferred tax assets that have not been recognized as they may not be used to offset taxable profits amounted to NT$3,430 million and NT$6,000 million, respectively.

j.	Imputation credit information

	As of December 31,
	2014	2013
Balances of imputation credit amounts	$1,332,236	$1,107,537

The expected creditable ratio for 2014 and the actual creditable ratio for 2013 were 5.18% and 4.78%, respectively.

k.	UMC’s earnings generated in the year ended December 31, 1997 and prior years have been fully appropriated.

l.	As of December 31, 2014 and 2013, the taxable temporary differences of unrecognized deferred tax liabilities associated with investments in subsidiaries, amounted to NT$10,233 million and NT$7,928 million, respectively.

(23)	Earnings Per Share

a.	Earnings per share-basic

Basic earnings per share amounts are calculated by dividing the net profit for the year attributable to ordinary equity holders of the parent entity by the weighted average number of ordinary shares outstanding during the year.

	For the years ended December 31,
	2014	2013
Net profit attributable to the parent company	$12,141,341	$12,630,203

Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,494,970	12,507,512

Earnings per share-basic (NTD)	$0.97	$1.01

b.	Earnings per share-diluted

Diluted earnings per share is calculated by taking basic earnings per share plus the effect of additional common shares that would have been outstanding if the dilutive share equivalents had been issued. The net income attributable to ordinary equity holders of the parent would be also adjusted for the interest and other income or expenses derived from any underlying dilutive share equivalents, such as convertible bonds. For employee bonus that may be distributed in shares, the number of shares to be distributed is taken into consideration assuming the distribution will be made entirely in shares when calculating diluted earnings per share. Additionally, the dilutive effect of outstanding employee options generally should be reflected in diluted earnings per share by application of treasury stock method. The “assumed proceeds” include the exercise price of the options and the average measured but unrecognized compensation expense during the period.

	For the years ended December 31,
	2014	2013
Net profit attributable to the parent company	$12,141,341	$12,630,203
Effect of dilution
Unsecured convertible bonds	189,336	79,686

Income attributable to the Company’s stockholders	$12,330,677	$12,709,889

Weighted average number of common stocks for basic earnings per share (thousand shares)	12,494,970	12,507,512
Effect of dilution
Employee bonus	135,940	128,787
Employee stock options	15,751	15,949
Unsecured convertible bonds	232,989	659,219

Weighted average number of common stocks after dilution (thousand shares)	12,879,650	13,311,467

Diluted earnings per share (NTD)	$0.96	$0.95

(24)	Business Combinations

Acquisition of BEST ELITE INTERNATIONAL LIMITED (BEST ELITE)

The Company acquired Ordinary shares, Series A-1, Series B and B-1 preferred shares representing 48.07% of BEST ELITE’s total outstanding shares on February 1, 2013 from stockholders of BEST ELITE, the holding company of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. (HEJIAN). The Company previously held 35.03% of BEST ELITE’s equity interest immediately before the business combination. Therefore, the Company increased its cumulative ownership in BEST ELITE to 83.10% and obtained a controlling interest in BEST ELITE after this acquisition. The purpose of the acquisition of BEST ELITE is to expand overseas markets, accelerate the growth of sales and to develop operations in multiple strategic geographic regions through HEJIAN.

The fair values of the identifiable assets and liabilities of BEST ELITE as of the date of acquisition were:

Fair value recognised on acquisition
Assets
Cash and cash equivalents	$7,018,229
Accounts receivable	1,180,790
Inventories	725,688
Property, plant and equipment	6,318,208
Intangible assets	43,858
Deferred tax assets	433,427
Other assets-others	2,853,479
Others	234,050

18,807,729

Liabilities
Accounts payable	(312,922)
Other payables	(588,621)
Deferred tax liabilities	(565,691)
Others	(48,653)

(1,515,887)

Total identifiable net assets	$17,291,842

Gain on bargain purchase:

Acquisition date
Consideration Transferred	$7,328,163
Add: Value of non-controlling interest	2,823,193
Less: Fair value of identifiable net assets	(17,291,842)

Bargain purchase gain	$(7,140,486)

The transaction resulted in a bargain purchase gain, which was mainly attributed to the expectation that with the Company’s unique position as a market leading foundry, the Company could better utilize BEST ELITE’s assets, and the lack of liquidity of BEST ELITE’s shares. The Company integrated its operating resources with Best Elite to reach cooperative synergy, providing enhanced manufacturing solutions to customers that increase the competiveness of their products. BEST ELITE’s operational efficiency has improved with the integration of its assets with the Company’s advanced technologies and manufacturing platforms as well as leveraging the group’s purchasing power, which led to BEST ELITE’s capacity utilization and operating income to have increased in 2014 as compared to 2013.

UMC elected to measure the non-controlling interests in BEST ELITE at the non-controlling interests’ proportionate share of BEST ELITE’s identifiable net assets.

UMC held an equity interest of 35.03% in BEST ELITE immediately before the business combination. UMC remeasured the fair value of the previously held equity interest and recognized a loss from disposal of investments of NT$987 million for the year ended December 31, 2013.

From the date of acquisition, BEST ELITE contributed NT$6,636 million of revenue and NT$1,161 million to the profit before tax from continuing operations of the Company for the year ended December 31, 2013. If the combination had taken place at the beginning of 2013, revenue from continuing operations would have been NT$124,410 million and the profit before tax from continuing operations for the Company would have been NT$14,273 million for the year ended December 31, 2013.

Consideration Transferred:

Cash	$4,359,660
Value of previously held equity interest before acquisition	2,968,503

Total	$7,328,163

Cash flows analysis of acquisition:

For the year ended December 31, 2013
Cash Consideration	$4,359,660
Net cash acquired from the subsidiary	(7,018,229)

Net cash inflows from acquisition	$(2,658,569)

Additional purchases of BEST ELITE’s equity interests

UMC purchased additional ordinary shares, Series A-1 and Series B-1 preferred shares representing 3.78% of BEST ELITE’s total outstanding shares on March 14, 2013, and UMC thereby increased its cumulative ownership in BEST ELITE to 86.88%.

A cash consideration of NT$285 million was paid to the non-controlling interest stockholders. The carrying value of the additional interest acquired was NT$629 million. The difference of NT$344 million between the consideration and the carrying value of the interest acquired was recognized in additional paid-in capital within equity during the year ended December 31, 2013.

Obtained controlling interest in ALLIANCE OPTOTEK CORP. (ALLIANCE)

On May 2, 2013, due to the possible future success of LED lighting industry, the Company acquired additional stocks issued by ALLIANCE, which increased the Company’s ownership interest from 47.99% to 74.51%. The Company obtained control over ALLIANCE and the results of ALLIANCE’s operations have been included in the consolidated financial statements since that date.

The fair values of identifiable assets and liabilities of ALLIANCE as of the date of acquisition were:

Fair value recognized on acquisition
Assets
Cash and cash equivalents	$65,045
Accounts receivable	15,482
Inventories	45,732
Property, plant and equipment	7,683
Intangible assets	63,257
Others	7,006

204,205

Liabilities
Short-term loans	(25,000)
Notes and accounts payable	(9,403)
Other payables	(12,681)
Others	(1,388)

(48,472)

Total identifiable net assets	$155,733

Gain on bargain purchase:

Acquisition date
Consideration Transferred	$103,002
Add: Value of non-controlling interest	39,688
Less: Fair value of identifiable net assets	(155,733)

Bargain purchase gain	$(13,043)

The Company elected to measure the non-controlling interests in ALLIANCE at the non-controlling interests’ proportionate share of ALLIANCE’s identifiable net assets.

The Company held an equity interest of 47.99% in ALLIANCE immediately before the business combination. For the year ended December 31, 2013, the Company remeasured the fair value of the previously held equity interest and recognized a gain from disposal of investments of NT$19 million.

From the date of acquisition, ALLIANCE contributed NT$65 million of revenue and NT$113 million loss to the profit before tax from continuing operations of the Company for the year ended December 31, 2013. If the combination had taken place at the beginning of 2013, revenue from continuing operations would have been NT$123,837 million and the profit before tax from continuing operations for the Company would have been NT$14,354 million for the year ended December 31, 2013.

Consideration Transferred:

Cash	$74,000
Value of previously held equity interest before acquisition	29,002

Total	$103,002

Cash flows analysis of acquisition:

For the year ended December 31, 2013
Cash Consideration	$74,000
Net cash acquired from the subsidiary	(65,045)

Net cash outflows from acquisition	$8,955

(25)	Non-Current Assets Held For Sale (Disposal Group)

In order to integrate resources and reduce operating cost by improving operating performance and expanding economies of scale, TOPCELL SOLAR INTERNATIONAL CO., LTD.’s Board of Directors (TOPCELL, one of the Company’s subsidiaries) resolved to offer a merger with MOTECH INDUSTRIES, INC. (MOTECH) on December 26, 2014. Six shares of TOPCELL were exchanged for one share of MOTECH. MOTECH will be the surviving company when the merger is expected to become effective on July 1, 2015 upon the completion of follow-up procedures to be determined when the merger is approved by TOPCELL’s stockholders and the authority. TOPCELL’s assets and liabilities have been reclassified to non-current assets held for sale as a disposal group. This disposal group is classified under new business segment.

Assets and liabilities reclassified to non-current assets held for sale as a disposal group mainly consist of:

Assets
Cash and cash equivalents	$511,088
Notes and accounts receivable	758,839
Other receivable	77,579
Inventories	823,249
Prepayment	325,605
Non-current assets held for sale	600,663
Property, plant and equipment	3,821,601
Others	60,367

6,978,991

Liabilities
Short-term loans	(2,807,292)
Notes and accounts payable	(623,501)
Other payables	(217,350)
Payables on equipment	(158,537)
Current portion of long-term liabilities	(1,164,878)
Other current liabilities	(205,530)
Long-term loans	(417,762)

(5,594,850)

Net carrying amount of the disposal group	$1,384,141

(26)	Deconsolidation of Subsidiary

ALLIANCE OPTOTEK CORP.

In order to integrate resources and expand operations to improve operating performance and industrial competitiveness, ALLIANCE OPTOTEK CORP.’s Board of Directors (ALLIANCE, one of the Company’s subsidiaries) resolved the merger with WIESON TECHNOLOGIES CO., LTD. (WIESON) on January 23, 2014. WIESON will be the surviving company and the merger became effective on June 3, 2014. ALLIANCE’s assets and liabilities were reclassified to non-current assets held for sale as a disposal group on January 23, 2014 until the Company derecognized the related assets and liabilities of ALLIANCE on June 3, 2014.

a.	ALLIANCE’s derecognized assets and liabilities mainly consist of:

Assets
Cash and cash equivalents	$15,617
Notes and accounts receivable	14,239
Inventories	24,165
Property, plant and equipment	6,669
Others	6,418

67,108

Liabilities
Payables	(22,984)
Others	(120)

(23,104)

Net carrying amount of the disposal group	$44,004

b.	Consideration received and gain recognized from the transaction:

Stock received — WIESON	$32,148
Less: Net assets of the subsidiary deconsolidated (based on ownership %)	(32,790)
Amounts transferred from other comprehensive income to profit	869

Gain on disposal of the shares of subsidiary	$227

Gain on disposal of the shares of subsidiary during the year ended December 31, 2014 was recognized as non-operating income and expenses in the consolidated statement of comprehensive income.

c.	Analysis of net cash outflow arising from deconsolidation of the subsidiary

Cash received	$—
Net cash of subsidiary derecognized	(15,617)

Net cash flow from deconsolidation	$(15,617)

UMC JAPAN

In November, 2013, the Company lost control over UMC JAPAN due to the Company sold 100% shares of UMC JAPAN to MACH SEMICONDUCTOR CO.; accordingly, the Company derecognized the related assets and liabilities of UMC JAPAN.

a.	Assets and liabilities of UMC JAPAN over which the Company lost control:

As of November 30, 2013
Assets
Cash and cash equivalents	$141,501
Accounts receivable	603
Property, plant and equipment	758,993
Others	26,677

927,774

Liabilities
Accounts payable	(75,201)
Accrued pension liabilities	(18,218)
Others	(22,522)

(115,941)

Net assets deconsolidated	$811,833

b.	Consideration received and gain recognized from the transaction:

Cash received	$48,217
Less: Net assets of the subsidiary deconsolidated (based on ownership %)	(811,833)
Amounts transferred from other comprehensive income to profit	1,571,489
Amounts transferred from deferred unrealized gain to profit	30,497
Other amounts transferred to profit	1,484

Gain on disposal of the shares of subsidiary	$839,854

Gain on disposal of the shares of subsidiary during the year ended December 31, 2013 was recognized as non-operating income and expenses in the consolidated statement of comprehensive income.

c.	Analysis of net cash outflow arising from deconsolidation of the subsidiary

Cash received	$48,217
Net cash of subsidiary derecognized	(141,501)

Net cash flow from deconsolidation	$(93,284)

7.	RELATED PARTY TRANSACTIONS

(1)	Significant related party transactions

a.	Operating transaction

Operating revenues

	For the years ended December 31,
	2014	2013
Associates	$120	$4,942
Joint ventures	46,230	51,154
Other related parties (Note A)	117,674	156,004

Total	$164,024	$212,100

Note A:	Transactions with other related parties are primarily consisted of transactions with SILICON INTEGRATED SYSTEMS CORP. (SIS). The amounts for the years ended December 31, 2014 and 2013 were NT$117 million and NT$156 million, respectively.

Accounts receivable, net

	As of December 31,
	2014	2013
Joint ventures	$18,164	$1,081
Other related parties (Note B)	18,127	1,839

Total	36,291	2,920
Less: Allowance for sales returns and discounts	(269)	(66)

Net	$36,022	$2,854

Note B:	Balances of other related parties are accounts receivables primarily from SIS. As of December 31, 2014 and 2013, the balances were NT$17 million and NT$2 million, respectively.

The sales price to the above related parties was determined through mutual agreement based on the market rates. The collection periods for domestic sales to related parties were month-end 45~60 days, while the term for overseas sales was net 60 days.

b.	Significant asset transactions

Acquisition of available-for-sale financial assets, noncurrent

	Transaction Amounts (In thousands of shares)	Transaction underlying	For the years ended December 31
			2014	2013
Associates	50,500	BEAUTY ESSENTIALS INTERNATIONAL LTD.	$—	$104,919

c.	Key management personnel compensation

	For the years ended December 31,
	2014	2013
Short-term employee benefits	$212,111	$221,530
Post-employment pension	2,789	3,062
Termination benefits	1,029	—
Share-based payment transactions	12,256	1,935
Others	467	932

Total	$228,652	$227,459

8.	ASSETS PLEDGED AS COLLATERAL

As of December 31, 2014 and 2013

	Amount
	As of December 31,
	2014	2013	Party to which asset(s) was pledged	Purpose of pledge
Refundable Deposits (Time deposit)	$815,119	$815,079	Customs	Customs duty guarantee
Refundable Deposits (Time deposit)	158,094	156,658	Science Park Administration	Collateral for land lease
Refundable Deposits (Time deposit)	53,202	52,800	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Refundable Deposits (Time deposit)	1,246	1,246	Bureau of Energy, Ministry of Economic Affairs	Energy resources guarantee
Refundable Deposits (Time deposit)	870	870	National Pingtung University of Science and Technology	Guarantee for engineering project

	Amount
	As of December 31,
	2014	2013	Party to which asset(s) was pledged	Purpose of pledge
Refundable Deposits (Time deposit)	$357	$357	National Pei-men Senior High School	Guarantee for engineering project
Refundable Deposits (Time deposit)	—	1,110	Hsinchu Kuang-Fu High School	Cooperative education
Land	—	600,664	First Commercial Bank	Collateral for long- term loans
Buildings	1,074,856	1,630,477	Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long- term loans
Machinery and equipment	4,764,493	6,285,141	Bank of Taiwan, Cooperative Bank, First Commercial Bank, Mega International Commercial Bank, Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long- term and short-term loans
Furniture and fixtures	36,217	44,373	Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long- term loans
Construction in progress and equipment awaiting inspection	—	87,981	Bank of Taiwan, First Commercial Bank and Mega International Commercial Bank	Collateral for long- term loans

Total	$6,904,454	$9,676,756

9.	SIGNIFICANT CONTINGENCIES AND UNRECOGNIZED CONTRACT COMMITMENTS

(1)	The Company entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$14.5 billion. As of December 31, 2014, the unpaid portion of royalties and development fees in future years are NT$3.2 billion.

(2)	The Company entered into several construction contracts for the expansion of its factory premise. As of December 31, 2014, these construction contracts amounted to approximately NT$11.7 billion and the unpaid portion of the contracts in the future years is approximately NT$5.2 billion.

(3)	The Company entered into several operating lease contracts for land and office. These renewable operating leases will expire in various years through 2034. Future minimum lease payments under those leases are as follows:

Year	As of December 31, 2014
2015	$427,219
2016	389,346
2017	349,968
2018	258,818
2019	245,390
2020 and thereafter	2,547,113

Total	$4,217,854

(4)	The Board of Directors of UMC resolved to participate in a 3-way agreement with Xiamen Municipal People’s Government and FUJIAN ELECTRONICS & INFORMATION GROUP to form a company which will focus on 12’’ wafer foundry services. Based on the agreement, UMC will submit an investment application with R.O.C. government authorities for approval to invest in the company established by Xiamen Municipal People’s Government and FUJIAN ELECTRONICS & INFORMATION GROUP. UMC anticipates that its investment could reach approximately US$1.35 billion in the next five years, with instalment funding starting in 2015. On December 31, 2014, UMC obtained R.O.C. government authority’s approval of the investment application for US$710 million (including indirect investment). Furthermore, according to the agreement, UMC will recognize a financial liability for repurchase from Xiamen Municipal People’s Government and FUJIAN ELECTRONICS & INFORMATION GROUP their investments in the company at their original investment cost plus interest, beginning from the seventh year following the last instalment payment made by Xiamen Municipal People’s Government and FUJIAN ELECTRONICS & INFORMATION GROUP. However, as stipulated in the agreement, in the event that the regulation of Taiwan does not allow UMC to become the sole owner of the company, UMC will not acquire 10% of Xiamen Municipal People’s Government and FUJIAN ELECTRONICS & INFORMATION GROUP’s investment.

(5)	On August 29, 2014, UMC and FUJITSU SEMICONDUCTOR LIMITED (FUJITSU) entered into an agreement for UMC to acquire non-controlling interests of a newly formed subsidiary of FUJITSU that will include its 12” wafer manufacturing facility located in Kuwana, Mie, Japan. The newly formed company is expected to provide high quality foundry services to customers by combining FUJITSU’s low power process and embedded-memory technology with UMC’s foundry expertise and advanced process technology. Under the terms of the agreement, UMC participated in the initial capital raising by investing JPY5 billion and subscribed for approximately 9.28% shares of the new company in March 2015.

10.	SIGNIFICANT DISASTER LOSS

None.

11.	SIGNIFICANT SUBSEQUENT EVENTS

(1)	In order to integrate research and development resources, reduce operating cost and improve operating performance, WAVETEK MICROELECTRONICS CORPORATION’s Board of Directors (WAVETEK, one of the Company’s subsidiaries) resolved to merge with EPITRON TECHNOLOGY INC. (EPITRON) on January 26, 2015. Every 3.333 shares of EPITRON will be exchanged for one share of WAVETEK. WAVETEK will become the surviving company when the merger is expected to become effective on April 1, 2015.

(2)	In reference to the Company’s 3-way agreement with Xiamen Municipal People’s Government and FUJIAN ELECTRONICS & INFORMATION GROUP to form a new company described in Note 9(4), UMC invested RMB610 million in the new company and acquired control of the Board of Directors.

12.	OTHERS

(1)	Certain accounts in the consolidated financial statements of the Company for the year ended December 31, 2013 have been reclassified to conform to the presentation of the current period.

(2)	Categories of financial instruments

	As of December 31,
Financial Assets	2014	2013
Financial assets at fair value through profit or loss
Designated financial assets at fair value through profit or loss	$150,550	$60,441
Financial assets held for trading	634,811	633,264

Subtotal	785,361	693,705

Available-for-sale financial assets	24,362,104	21,690,520

Financial assets measured at cost	3,833,006	4,085,292

Loans and receivables
Cash and cash equivalents (excludes cash on hand)	45,697,457	50,827,039
Receivables	23,027,843	17,547,228
Refundable deposits	1,145,843	1,289,975
Other financial assets, current	3,134,870	1,997,209

Subtotal	73,006,013	71,661,451

Total	$101,986,484	$98,130,968

	As of December 31,
Financial Liabilities	2014	2013
Financial liabilities at fair value through profit or loss
Forward exchange contracts	$42,354	$—
Embedded derivative financial liabilities in exchangeable bonds	—	1,928

Subtotal	42,354	1,928

Financial liabilities at amortized cost
Short-term loans	6,250,754	4,643,573
Payables	29,172,157	25,167,912
Capacity deposit (current portion included)	70,200	90,863
Bonds payable (current portion included)	24,977,820	33,606,417
Long-term loans (current portion included)	12,198,456	11,354,014

Subtotal	72,669,387	74,862,779

Total	$72,711,741	$74,864,707

(3)	Financial risk management objectives and policies

The Company’s risk management objectives are to manage the market risk, credit risk and liquidity risk related to its operating activities. The Company identifies measures and manages the aforementioned risks based on policy and risk preference.

The Company has established appropriate policies, procedures and internal controls for financial risk management. Before entering into significant financial activities, due approval process by the Board of Directors and Audit Committee must be carried out based on related protocols and internal control procedures. The Company complies with its financial risk management policies at all times.

(4)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks comprise currency risk, interest rate risk and other price risk (such as equity price risks).

Foreign currency risk

The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries.

The Company applies natural hedges on the foreign currency risk arising from purchases or sales, and utilizes spot or forward exchange contracts to avoid foreign currency risk and the net effect of the risks related to monetary financial assets and liabilities is minor. The notional amounts of the foreign currency contracts are the same as the amount of the hedged items. In principle, the Company does not carry out any forward exchange contracts for uncertain commitments. Furthermore, as net investments in foreign subsidiaries are for strategic purposes, they are not hedged by the Company.

The foreign currency sensitivity analysis of the possible change in foreign exchange rates on the Company’s profit is performed on significant monetary items denominated in foreign currencies as of the end of the reporting period. When NTD strengthens/ weakens against USD by 10%, the profit for the years ended December 31, 2014 and 2013 increases/decreases by NT$189 million and NT$172 million, respectively.

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at floating interest rates. All of the Company’s bonds have fixed interest rates and are measured at amortized cost. As such, changes in interest rates would not affect the future cash flows. On the other hand, as the interest rates of the Company’s short-term and long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value. Please refer to Note 6(10), 6(12) and 6(13) for the range of interest rate of the Company’s bonds and bank loans.

At the reporting dates, a change of 10 basis points of interest rate in a reporting period could cause the profit for the years ended December 31, 2014 and 2013 to decrease/increase by NT$18 million and NT$16 million, respectively.

Equity price risk

The Company’s listed and unlisted equity securities are susceptible to market price risk arising from uncertainties about future performance of equity markets. The Company’s listed equity investments are classified as financial assets at fair value through profit or loss and available-for-sale financial assets, while unlisted equity securities are classified as available-for-sale financial assets which are subsequently measured using a valuation model and financial assets measured at cost.

The sensitivity analysis for the equity instruments is based on the change in fair value as of the reporting date. A change of 5% in the price of the aforementioned financial assets at fair value through profit or loss could increase/decrease the Company’s profit for the years ended December 31, 2014 and 2013 by NT$12 million and NT$12 million, respectively. A change of 5% in the price of the aforementioned available-for-sale financial instrument could increase/decrease the Company’s other comprehensive income for the years ended December 31, 2014 and 2013 by NT$1,217 million and NT$1,083 million, respectively.

(5)	Credit risk management

The Company only trades with approved and creditworthy third parties. Where the Company trades with third parties which have less favorable financial positions, it will request collateral from them. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, note and accounts receivable balances are monitored on an ongoing basis, which consequently minimizes the Company’s exposure to bad debts.

The Company mitigate the credit risks from financial institutions by limiting its counter parties to only reputable domestic or international financial institutions with good credit standing and spreading its holdings among various financial institutions. The Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

As of December 31, 2014 and 2013, accounts receivables from the top ten customers represent 57% and 49% of the total accounts receivables of the Company, respectively. The credit concentration risk of other accounts receivables is insignificant.

(6)	Liquidity risk management

The Company’s objectives are to maintain a balance between continuity of funding and flexibility through the use of cash and cash equivalents, bank loans and bonds.

The table below summarizes the maturity profile of the Company’ financial liabilities based on the contractual undiscounted payments and contractual maturity:

	As of December 31, 2014
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$6,299,905	$—	$—	$—	$6,299,905
Payables	28,816,995	—	—	104,952	28,921,947
Capacity deposits	—	70,200	—	—	70,200
Bonds payable	622,936	8,197,725	10,339,221	7,818,618	26,978,500
Long-term loans	3,947,580	7,528,391	1,144,247	—	12,620,218

Total	$39,687,416	$15,796,316	$11,483,468	$7,923,570	$74,890,770

	As of December 31, 2014
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Derivative financial liabilities
Forward exchange contracts
Inflow	$3,249,080	$—	$—	$—	$3,249,080
Outflow	(3,291,434)	—	—	—	(3,291,434)

Net	$(42,354)	$—	$—	$—	$(42,354)

	As of December 31, 2013
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$4,671,351	$—	$—	$—	$4,671,351
Payables	24,965,039	—	—	—	24,965,039
Capacity deposits	8,967	81,896	—	—	90,863
Bonds payable	14,445,976	573,500	15,325,037	5,062,867	35,407,380
Long-term loans	3,068,914	7,601,215	1,101,865	—	11,771,994

Total	$47,160,247	$8,256,611	$16,426,902	$5,062,867	$76,906,627

(7)	Fair value of financial instruments

a.	Fair value of financial instruments carried at amortized cost

Other than those listed in the table below, the carrying amounts of the Company’s financial assets (including loans and receivables) and liabilities measured at amortized cost approximate their fair value:

	As of December 31,
	2014		2013
Financial Liabilities	Book Value	Fair Value	Book Value	Fair Value
Bonds payable	$24,977,820	$25,043,265	$33,606,417	$33,414,971
Long-term loans	12,198,456	12,198,456	11,354,014	11,354,014

b.	The methods and assumptions applied in determining the fair value of financial instruments:

The fair value of the financial assets and liabilities represents at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

i.	The book values of short-term financial instruments approximate their fair value due to their short maturities. Short-term financial instruments include cash and cash equivalents, receivables, refundable deposits, other financial assets, current, short-term loans, payables and capacity deposits due within one year.

ii.	Fair values of financial assets at fair value through profit or loss and available-for-sale financial assets are based on the quoted market prices in active market. If there is no active market, the Company estimates the fair value by using the market method valuation techniques based on parameters such as recent fund raising activities, valuation of similar companies, individual company’s development, market conditions and other economic indicators. If there are restrictions on the sale or transfer of an available-for-sale financial asset, which are a characteristic of the asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions.

iii.	The fair value of bonds is determined by the market price, discounted cash flow analysis, or option pricing model.

iv.	The fair value of long-term loans is determined using discounted cash flow analysis, based on the Company’s current incremental borrowing rates for borrowings with similar types.

v.	The fair value of derivative financial instruments is based on the amount the Company expects to receive (positive) or to pay (negative) assuming that the contracts are settled in advance on the balance sheet date or are determined by other information.

c.	Assets measured at fair value

The following table contains financial instruments measured at fair value and the details of the three levels of fair value hierarchy:

Level 1:	Quoted (unadjusted) market prices in active markets for identical assets or liabilities;

Level 2:	Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable;

Level 3:	Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

	As of December 31, 2014
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$634,811	$105,318	$—	$740,129
Financial assets at fair value through profit or loss, noncurrent	—	45,232	—	45,232
Available-for-sale financial assets, noncurrent	18,174,030	170,922	6,017,152	24,362,104
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	—	42,354	—	42,354

	As of December 31, 2013
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$633,264	$—	$—	$633,264
Available-for-sale financial assets, current	2,134,379	—	—	2,134,379
Financial assets at fair value through profit or loss, noncurrent	22,990	37,451	—	60,441
Available-for-sale financial assets, noncurrent	15,548,402	177,406	3,830,333	19,556,141
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	—	1,928	—	1,928

During the years ended December 31, 2014 and 2013, there were no significant transfers between Level 1 and Level 2 fair value measurements.

Reconciliations for fair value measurement in Level 3 fair value hierarchy were as follow:

	Available-for-sale financial assets
	Common stock	Funds	Preferred stock	Total
As of January 1, 2014	$3,517,733	$—	$312,600	$3,830,333
Recognized in profit (loss)	(119,274)	—	—	(119,274)
Recognized in other comprehensive income (loss)	627,892	—	(12,600)	615,292
Acquisition	1,318,039	—	469,691	1,787,730
Disposal	(14,279)	—	—	(14,279)
Transfer to Level 3	33,641	—	—	33,641
Transfer out of Level 3	(136,249)	—	—	(136,249)
Exchange effect	8,501	—	11,457	19,958

As of December 31, 2014	$5,236,004	$—	$781,148	$6,017,152

	Available-for-sale financial assets
	Common stock	Funds	Preferred stock	Total
As of January 1, 2013	$2,509,737	$45,278	$165,300	$2,720,315
Recognized in profit (loss)	(737,299)	(8,004)	—	(745,303)
Recognized in other comprehensive income (loss)	396,061	1,932	147,300	545,293
Acquisition	795,499	—	—	795,499
Disposal	(32,432)	(39,206)	—	(71,638)
Transfer to Level 3	646,167	—	—	646,167
Transfer out of Level 3	(60,000)	—	—	(60,000)

As of December 31, 2013	$3,517,733	$—	$312,600	$3,830,333

Recognized as part of profit (loss) above, the loss from financial assets still held by the Company as of December 31, 2014 and 2013 were NT$119 million and NT$644 million, respectively.

Recognized as part of other comprehensive income (loss) above, the income from financial assets still held by the Company as of December 31, 2014 and 2013 were NT$626 million and NT$530 million, respectively.

Transfers between different levels of fair value hierarchy for the financial assets held by the Company were caused by the occurrence of certain events or the change of environment.

(8)	UMC entered into forward exchange contracts for hedging the exchange rate risk arising from the net assets or liabilities denominated in foreign currency. The details of forward exchange contracts entered into by UMC are summarized as follows:

As of December 31, 2014

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 104 million	December 5, 2014~January 29, 2015

(9)	Significant assets and liabilities denominated in foreign currencies

	As of December 31,
	2014			2013
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD	$1,767,638	31.56	$55,781,155	$1,668,006	29.79	$49,687,584
JPY	8,964,201	0.2610	2,340,081	6,532,160	0.2812	1,837,052
EUR	20,071	38.30	768,728	19,132	41.01	784,571
SGD	38,173	23.90	912,326	37,260	23.58	878,590
RMB	83,347	5.08	423,046	92,829	4.91	456,035
Non-Monetary items
USD	85,296	31.40	2,678,468	65,170	29.80	1,942,062
CHF	1,590	31.97	50,829	1,968	33.57	66,060
Financial Liabilities
Monetary items
USD	648,436	31.67	20,535,974	649,976	29.90	19,434,286
JPY	9,918,471	0.2673	2,651,207	6,280,286	0.2872	1,803,698
EUR	20,970	38.75	812,579	8,082	41.46	335,075
SGD	39,493	24.08	950,992	35,601	23.76	845,888
RMB	9,737	5.13	49,914	17,189	4.96	85,311

(10)	Significant intercompany transactions among consolidated entities for the years ended December 31, 2014 and 2013 are disclosed in Attachment 1.

(11)	Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios to support its business and maximize the stockholders’ value. The Company also ensures its ability to operate continuously to provide returns to stockholders and the interests of other related parties, while maintaining the optimal capital structure to reduce costs of capital.

To maintain or adjust the capital structure, the Company may adjust the dividend payment to stockholders, return capital to stockholders, issue new shares or dispose assets to redeem liabilities.

Similar to its peers, the Company monitors its capital based on debt to capital ratio. The ratio is calculated as the Company’s net debt divided by its total capital. The net debt is derived by taking the total liabilities on the consolidated balance sheets minus cash and cash equivalents. The total capital consists of total equity (including capital, additional paid-in capital, retained earnings, other components of equity and non-controlling interests) plus net debt.

The Company has maintained the same capital management strategy for the year ended December 31, 2014 as compared to the year ended December 31, 2013, which is to maintain a reasonable ratio in order to raise capital with reasonable cost. The debt to capital ratios as of December 31, 2014 and 2013 were as follows:

	As of December 31,
	2014	2013
Total liabilities	$88,236,797	$83,461,653
Less: Cash and cash equivalents	(45,701,335)	(50,830,678)

Net debt	42,535,462	32,630,975
Total equity	225,008,851	212,441,176

Total capital	$267,544,313	$245,072,151

Debt to capital ratios	15.90%	13.31%

13.	ADDITIONAL DISCLOSURES

(1)	The following are additional disclosures for the Company and its affiliates as required by the R.O.C. Securities and Futures Bureau:

a.	Financing provided to others for the year ended December 31, 2014: Please refer to Attachment 2.

b.	Endorsement/Guarantee provided to others for the year ended December 31, 2014: Please refer to Attachment 3.

c.	Securities held as of December 31, 2014 (excluding subsidiaries, associates and joint venture): Please refer to Attachment 4.

d.	Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the year ended December 31, 2014: Please refer to Attachment 5.

e.	Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the year ended December 31, 2014: Please refer to Attachment 6.

f.	Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the year ended December 31, 2014: Please refer to Attachment 7.

g.	Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2014: Please refer to Attachment 8.

h.	Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of December 31, 2014: Please refer to Attachment 9.

i.	Names, locations and related information of investees as of December 31, 2014 (excluding investment in Mainland China): Please refer to Attachment 10.

j.	Financial instruments and derivative transactions: Please refer to Note 12.

(2)	Investment in Mainland China

a.	Investee company name, main businesses and products, total amount of capital, method of investment, accumulated inflow and outflow of investments from Taiwan, net income (loss) of investee company, percentage of ownership, investment income (loss), book value of investments, cumulated inward remittance of earnings and limits on investment in Mainland China: Please refer to Attachment 11.

b.	Directly or indirectly significant transactions through third regions with the investees in Mainland China, including price, payment terms, unrealized gain or loss, and other events with significant effects on the operating results and financial condition: None.

14.	OPERATING SEGMENT INFORMATION

(1)	The Company determined its operating segments based on business activities with discrete financial information regularly reported through the Company’s internal reporting protocols to the Company’s chief operating decision maker. The Company is organized into business units based on its products and services. As of December 31, 2014, the Company had the following segments: wafer fabrication and new business. There were no material differences between the accounting policies, described in Note 4, and those applied by the operating segments. The primary operating activity of the wafer fabrication segment is the manufacture of chips to the design specifications of our customers by using our own proprietary processes and techniques. The Company maintains a diversified customer base across industries, including communication, consumer electronics, computer, memory and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, internet, multimedia, PCs and graphics. New business segment primarily includes researching, developing, manufacturing, and providing solar energy and new generation light-emitting diode (LED), each of which discrete financial information was not regularly reported to the Company’s chief operating decision maker separately.

Reportable segment information for the years ended December 31, 2014 and 2013 were as follows:

	For the year ended December 31, 2014
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Net revenue from external customers	$129,448,927	$10,563,149	$140,012,076	$—	$140,012,076
Net revenue from sales among intersegments	77,432	3,779	81,211	(81,211)	—
Segment net income (loss), net of tax	12,350,114	(2,546,156)	9,803,958	1,675,631	11,479,589
Capital expenditure	42,789,821	447,186	43,237,007	—	43,237,007
Depreciation	36,514,624	2,270,952	38,785,576	—	38,785,576
Share of profit or loss of associates and joint ventures	(1,545,260)	(84,850)	(1,630,110)	1,675,631	45,521
Income tax expense	2,030,800	2,907	2,033,707	—	2,033,707
Impairment loss	303,220	597,975	901,195	—	901,195

	For the year ended December 31, 2013
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Net revenue from external customers	$116,781,465	$7,030,171	$123,811,636	$—	$123,811,636
Net revenue from sales among intersegments	94,116	13,190	107,306	(107,306)	—
Segment net income (loss), net of tax	12,760,671	(2,582,729)	10,177,942	1,927,018	12,104,960
Capital expenditure	31,970,899	940,453	32,911,352	—	32,911,352
Depreciation	35,008,525	2,233,263	37,241,788	—	37,241,788
Share of profit or loss of associates and joint ventures	(1,193,413)	14,996	(1,178,417)	1,927,018	748,601
Income tax expense	2,224,378	32,456	2,256,834	—	2,256,834
Impairment loss	1,047,500	284,968	1,332,468	—	1,332,468

	As of December 31, 2014
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$304,022,185	$13,622,342	$317,644,527	$(4,398,879)	$313,245,648

Segment liabilities	$80,166,502	$8,096,635	$88,263,137	$(26,340)	$88,236,797

	As of December 31, 2013
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$283,921,342	$17,775,044	$301,696,386	$(5,793,557)	$295,902,829

Segment liabilities	$73,459,180	$10,030,536	$83,489,716	$(28,063)	$83,461,653

Note:	The adjustment primarily consisted of elimination entries for wafer fabrication segment’s investments in new business segment that was accounted for under the equity method.

(2)	Geographic information

a.	Revenue from external customers

	For the years ended December 31,
	2014	2013
Taiwan	$47,843,603	$40,749,257
Singapore	17,500,236	29,467,778
China (includes Hong Kong)	14,982,545	11,798,261
Japan	7,599,531	4,584,979
USA	12,402,440	15,311,681
Europe	27,443,850	12,105,374
Others	12,239,871	9,794,306

Total	$140,012,076	$123,811,636

The geographic breakdown of the Company’s operating revenues was based on the location of the Company’s customers.

b.	Non-current assets

	As of December 31,
	2014	2013
Taiwan	$134,923,298	$137,691,859
Singapore	29,891,563	24,241,732
China (includes Hong Kong)	10,476,771	8,813,088
Japan	74	90
USA	21,906	19,591
Europe	192,416	206,532
Others	7,763	7,805

Total	$175,513,791	$170,980,697

Non-current assets include property, plant and equipment, intangible assets, prepayment for equipment and other noncurrent assets.

(3)	Major customers

Individual customers accounting for at least 10% of net sales for the years ended December 31, 2014 and 2013 were as follows:

	For the years ended December 31,
	2014	2013
Customer A from wafer fabrication segment	$16,911,071	$17,122,660

ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)

(Amount in thousand; Currency denomination in NTD or in foreign currencies)

For the year ended December 31, 2014

No. (Note 1)	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
				Account	Amount	Terms (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$56,095,440	Net 60 days	40%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	7,191,171	—	2%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Sales	5,527,537	Net 60 days	4%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Accounts receivable	1,205,059	—	0%

For the year ended December 31, 2013

No. (Note 1)	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
				Account	Amount	Terms (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$52,581,667	Net 60 days	42%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	5,599,526	—	2%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Sales	403,888	Net 60 days	0%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Sales	3,885,762	Net 60 days	3%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Accounts receivable	845,690	—	0%

Note 1:	UMC and its subsidiaries are coded as follows:
1.	UMC is coded “0”.
2.	The subsidiaries are coded consecutively beginning from “1” in the order presented in the table above.
Note 2:	Transactions are categorized as follows:
1.	The holding company to subsidiary.
2.	Subsidiary to holding company.
3.	Subsidiary to subsidiary.
Note 3:	The sales price to the above related parties was determined through mutual agreement based on the market conditions.
Note 4:	The percentage with respect to the consolidated asset/liability for transactions of balance sheet items are based on each item’s balance at period-end.

For profit or loss items, cumulative balances are used as basis.

ATTACHMENT 2 (Financing provided to others for the year ended December 31, 2014)

(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TERA ENERGY DEVELOPMENT CO., LTD.

													Collateral
No. (Note 1)	Lender	Counter-party	Financial statement account	Related Party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Allowance for doubtful accounts			Limit of financing amount for individual counter-party (Note 2)	Limit of total financing amount (Note 2)
													Item	Value
1	TERA ENERGY DEVELOPMENT CO., LTD.	TIPPING POINT ENERGY COC PPA SPE-1, LLC	Other receivables	No	$2,966	$2,966	$2,966	9.00%	Need for operating	$2,966	—	$2,966	None	$—	$74,315	$118,903

NEXPOWER TECHNOLOGY CORPORATION

													Collateral
No. (Note 1)	Lender	Counter-party	Financial statement account	Related Party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Allowance for doubtful accounts			Limit of financing amount for individual counter-party (Note 3)	Limit of total financing amount (Note 3)
													Item	Value
1	NEXPOWER TECHNOLOGY CORPORATION	SOCIALNEX ITALIA 1 S.R.L.	Other receivables - related parties	Yes	$11,505	$9,588	$9,588	7.00%	Need for operating	$87,480	—	$—	None	$—	$87,480	$861,882
1	NEXPOWER TECHNOLOGY CORPORATION	SOCIALNEX ITALIA 1 S.R.L.	Other receivables - related parties	Yes	7,670	7,670	2,685	7.00%	The need for short term financing	—	Business turnover	—	None	—	107,735	861,882

Note 1:	The Company and its subsidiaries are coded as follows:
(i)	The Company is coded “0”.
(ii)	The subsidiaries are coded consecutively beginning from “1” in the order presented in the table above.
Note 2:	Limit of financing amount for individual counter-party including guarantee amount shall not exceed 25% of the lender’s net assets value as of the period or the needed amount for operation, which is higher.

Limit of total financing amount shall not exceed 40% of the lender’s net assets of value as of december 31, 2014.

Note 3:	Limit of financing amount for individual counter-party shall not exceed 5% of the lender’s net assets value as of the period or the needed amount for operation, which is lower.

Limit of total financing amount shall not exceed 40% of the lender’s net assets of value as of December 31, 2014.

ATTACHMENT 3 (Endorsement/Guarantee provided to others for the year ended December 31, 2014)

(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

									Percentage of accumulated guarantee amount to net assets value from the latest financial statement
No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 3)						Limit of total guarantee/ endorsement amount (Note 4)
		Company name	Releationship (Note 2)		Maximum balance for the period (Note 5, 6)	Ending balance (Note 5, 6)	Actual amount provided (Note 5, 6)	Amount of collateral guarantee/ endorsement
0	UNITED MICROELECTRONICS CORPORATION	NEXPOWER TECHNOLOGY CORPORATION	3	$11,057,953	$3,100,000	$3,100,000	$1,385,000	$—	1.40%	$44,231,811

NEXPOWER TECHNOLOGY CORPORATION

									Percentage of accumulated guarantee amount to net assets value from the latest financial statement
No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 3)						Limit of total guarantee/ endorsement amount (Note 7)
		Company name	Releationship (Note 2)		Maximum balance for the period	Ending balance	Actual amount provided	Amount of collateral guarantee/ endorsement
0	NEXPOWER TECHNOLOGY CORPORATION	SOCIALNEX ITALIA 1 S.R.L.	2	$107,735	$21,390	$21,390	$21,390	$21,390	0.99%	$861,882

Note 1:	The Company and its subsidiaries are coded as follows:
1.	The Company is coded “0”.
2.	The subsidiaries are coded consecutively beginning from “1” in the order presented in the table above.
Note 2:	According to the “Guidelines Governing the Preparation of Financial Reports by Securities Issuers” issued by the R.O.C. Securities and Futures Bureau, receiving parties should be disclosed as one of the following:
1.	A company that has a business relationship with UMC.
2.	A subsidary in which UMC holds directly over 50% of equity interest.
3.	An investee in which UMC and its subsidiaries hold over 50% of equity interest.
4.	An investee in which UMC holds directly and indirectly over 50% of equity interest.
5.	A company that has provided guarantees to UMC, and vice versa, due to contractual requirements.
6.	An investee in which UMC conjunctly invests with other shareholders, and for which UMC has provided endorsement/guarantee in proportion to its shareholding percentage.
Note 3:	The amount of guarantees/endorsements shall not exceed 20% of the net worth of UMC; and the ceilings on the amount of guarantees/endorsements for any single entity are as follows:
1.	The amount of guarantees/endorsements for any single entity shall not exceed 5% of net worth of UMC.
2.	The amount of guarantees/endorsements for a company which UMC does business with, except the ceiling rules abovementioned shall not exceed the needed amounts arising from business dealings which is the higher amount of total sales or purchase transactions between UMC and the receiving party.

The aggregate amount of guarantees/endorsements that the Company as a whole is permitted to make shall not exceed 40% of the Company’s net worth, and the aggregate amount of guarantees/endorsements for any single entity shall not exceed 20% of the Company’s net worth.

Note 4:	Limit of total guaranteed/endorsed amount shall not exceed 20% of UMC’s net assets value as of December 31, 2014.
Note 5:	On December 19, 2012, the board of directors resolved to provide endorsement to NEXPOWER’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$1,400 million. As of December 31, 2014, actual amount provided was NT$1,385 million.
Note 6:	On December 24, 2014, the board of directors resolved to provide endorsement to NEXPOWER’s syndicated loan from Bank of Taiwan and other banks for the amount up to NT$ 1,700 million. This loan was primarily used to repay NEXPOWER’s previous bank loan amounted NT$ 1,385 million which was also endorsed by UMC.
Note 7:	Limit of total guaranteed/endorsed amount shall not exceed 40% of NEXPOWER’s net assets value as of December 31, 2014.

ATTACHMENT 4 (Securities held as of December 31, 2014) (Excluding subsidiaries, associates and joint ventures)

(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

				December 31, 2014
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Bonds	CATHAY FINANCIAL HOLDING CO., LTD.	—	Financial assets at fair value through profit or loss, current	380	$388,628	—	$388,628	None
Stock	ACTION ELECTRONICS CO., LTD.	—	Financial assets at fair value through profit or loss, current	18,182	127,275	6.44	127,275	None
Stock	MICRONAS SEMICONDUCTOR HOLDING AG	—	Financial assets at fair value through profit or loss, current	280	50,829	0.94	50,829	None
Stock	KING YUAN ELECTRONICS CO., LTD.	—	Financial assets at fair value through profit or loss, current	2,675	68,079	0.22	68,079	None
Stock	SILICON INTEGRATED SYSTEMS CORP.	The Company’s director	Available-for-sale financial assets, noncurrent	120,892	1,091,655	19.70	1,091,655	None
Stock	UNIMICRON HOLDING LIMITED	—	Available-for-sale financial assets, noncurrent	20,000	615,615	17.67	615,615	None
Stock	UNITED FU SHEN CHEN TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	17,511	—	15.75	—	None
Stock	FARADAY TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	57,067	2,105,773	13.78	2,105,773	None
Stock	UNIMICRON TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	196,136	4,736,685	12.75	4,736,685	None
Stock	HOLTEK SEMICONDUCTOR INC.	—	Available-for-sale financial assets, noncurrent	25,944	1,450,284	11.47	1,450,284	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	—	Available-for-sale financial assets, noncurrent	14,857	148,571	11.01	148,571	None
Stock	ITE TECH. INC.	—	Available-for-sale financial assets, noncurrent	13,960	533,271	8.84	533,271	None
Stock	AMIC TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	5,627	—	8.10	—	None
Stock	UNITED INDUSTRIAL GASES CO., LTD.	—	Available-for-sale financial assets, noncurrent	16,680	1,176,586	7.66	1,176,586	None
Stock	PROMOS TECHNOLOGIES INC.	—	Available-for-sale financial assets, noncurrent	164,990	—	6.49	—	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	—	Available-for-sale financial assets, noncurrent	12,521	194,822	4.23	194,822	None
Stock	NOVATEK MICROELECTRONICS CORP.	—	Available-for-sale financial assets, noncurrent	16,445	2,927,137	2.70	2,927,137	None
Stock	KING YUAN ELECTRONICS CO., LTD.	—	Available-for-sale financial assets, noncurrent	23,158	589,363	1.94	589,363	None
Stock	EPISTAR CORP.	—	Available-for-sale financial assets, noncurrent	10,715	673,973	0.97	673,973	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	—	Available-for-sale financial assets, noncurrent	1,315	37,483	0.83	37,483	None
Stock-Preferred stock	TAIWAN HIGH SPEED RAIL CORP.	—	Available-for-sale financial assets, noncurrent	30,000	300,000	—	300,000	None

ATTACHMENT 4 (Securities held as of December 31, 2014) (Excluding subsidiaries, associates and joint ventures)

(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

				December 31, 2014
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	PIXTECH, INC.	—	Financial assets measured at cost, noncurrent	9,883	$—	17.63	Note	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	—	Financial assets measured at cost, noncurrent	6,692	196,071	9.29	Note	None
Stock	EMIVEST AEROSPACE CORP.	—	Financial assets measured at cost, noncurrent	1,124	—	1.50	Note	None
Stock-Preferred stock	MTIC HOLDINGS PTE. LTD.	—	Financial assets measured at cost, noncurrent	12,000	263,460	—	N/A	None
Stock-Preferred stock	TONBU, INC.	—	Financial assets measured at cost, noncurrent	938	—	—	N/A	None
Stock-Preferred stock	AETAS TECHNOLOGY INC.	—	Financial assets measured at cost, noncurrent	1,166	—	—	N/A	None
Stock-Preferred stock	TASHEE GOLF & COUNTRY CLUB	—	Financial assets measured at cost, noncurrent	0	60	—	N/A	None

Note : The net assets values for unlisted investees classified as “Financial assets measured at cost, noncurrent” were not available as of December 31, 2014.

FORTUNE VENTURE CAPITAL CORP.

				December 31, 2014
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	CLIENTRON CORP.	—	Available-for-sale financial assets, noncurrent	14,060	$268,815	19.53	$268,815	None
Stock	OCULON OPTOELECTRONICS INC.	—	Available-for-sale financial assets, noncurrent	1,947	—	11.73	—	None
Stock	BCOM ELECTRONICS INC.	—	Available-for-sale financial assets, noncurrent	1,572	10,886	11.73	10,886	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	—	Available-for-sale financial assets, noncurrent	2,500	17,565	10.23	17,565	None
Stock	UWIZ TECHNOLOGY CO., LTD.	—	Available-for-sale financial assets, noncurrent	4,530	52,593	9.31	52,593	None
Stock	ADVANCE MATERIALS CORP.	—	Available-for-sale financial assets, noncurrent	11,910	123,051	8.67	123,051	None
Stock	AREC INC.	—	Available-for-sale financial assets, noncurrent	1,109	5,100	8.34	5,100	None
Stock	AWISE FIBER TECH.CO., LTD.	—	Available-for-sale financial assets, noncurrent	1,519	3,554	8.31	3,554	None
Stock	EPITRON TECHNOLOGY INC.	—	Available-for-sale financial assets, noncurrent	2,450	6,762	7.90	6,762	None
Stock	ELE-CON TECHNOLOGY CO., LTD.	—	Available-for-sale financial assets, noncurrent	2,530	48,525	7.83	48,525	None
Stock	BORA PHARMACEUTICALS CO., LTD. (formerly BORA CORP.)	—	Available-for-sale financial assets, noncurrent	1,700	204,000	7.57	204,000	None
Stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	—	Available-for-sale financial assets, noncurrent	10,500	105,000	7.00	105,000	None

ATTACHMENT 4 (Securities held as of December 31, 2014) (Excluding subsidiaries, associates and joint ventures)

(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				December 31, 2014
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	EXCELLENCE OPTOELECTRONICS INC.	—	Available-for-sale financial assets, noncurrent	8,529	$111,586	6.62	$111,586	None
Stock	MERIDIGEN BIOTECH CO., LTD.	—	Available-for-sale financial assets, noncurrent	3,300	66,000	6.13	66,000	None
Stock	PRIMESENSOR TECHNOLOGY INC.	—	Available-for-sale financial assets, noncurrent	1,225	7,303	5.79	7,303	None
Stock	CANDMARK ELECTROPTICS CO., LTD. (formerly CANDMARK ENTERPRISE CO., LTD.)	—	Available-for-sale financial assets, noncurrent	3,801	54,734	5.28	54,734	None
Stock	ACTI CORP.	—	Available-for-sale financial assets, noncurrent	1,968	79,084	5.25	79,084	None
Stock	ANDES TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	1,732	138,540	4.94	138,540	None
Stock	LUMITEK CORP.	—	Available-for-sale financial assets, noncurrent	1,785	—	4.81	—	None
Stock	LUMINESCENCE TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	524	18,328	4.33	18,328	None
Stock	AMOD TECHNOLOGY CO., LTD.	—	Available-for-sale financial assets, noncurrent	287	2,924	4.33	2,924	None
Stock	SOLID STATE SYSTEM CO., LTD.	—	Available-for-sale financial assets, noncurrent	3,000	100,050	4.24	100,050	None
Stock	WALTOP INTERNATIONAL CORP.	—	Available-for-sale financial assets, noncurrent	1,275	5,367	4.02	5,367	None
Stock	MOBILE DEVICES INC.	—	Available-for-sale financial assets, noncurrent	2,309	—	3.96	—	None
Stock	DAWNING LEADING TECHNOLOGY INC.	—	Available-for-sale financial assets, noncurrent	10,133	127,879	3.78	127,879	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	—	Available-for-sale financial assets, noncurrent	10,129	157,604	3.43	157,604	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	—	Available-for-sale financial assets, noncurrent	4,907	139,845	3.09	139,845	None
Stock	DRAMEXCHANGE TECH. INC.	—	Available-for-sale financial assets, noncurrent	336	3,054	2.48	3,054	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	—	Available-for-sale financial assets, noncurrent	4,603	414,248	2.32	414,248	None
Stock	CRYSTALWISE TECHNOLOGY INC.	—	Available-for-sale financial assets, noncurrent	4,441	119,237	2.12	119,237	None
Stock	LICO TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	2,520	—	2.03	—	None
Stock	ALL-STARS XMI LTD.	—	Available-for-sale financial assets, noncurrent	7	217,980	1.37	217,980	None
Stock	WIESON TECHNOLOGIES CO., LTD.	—	Available-for-sale financial assets, noncurrent	842	10,679	1.27	10,679	None
Stock	NIEN MADE ENTERPRISE CO., LTD.	—	Available-for-sale financial assets, noncurrent	2,698	296,967	1.19	296,967	None
Stock	POWERTEC ENERGY CORP.	—	Available-for-sale financial assets, noncurrent	18,700	56,100	1.10	56,100	None
Stock	HIGH POWER OPTOELECTRONICS, INC.	—	Available-for-sale financial assets, noncurrent	1,530	—	0.81	—	None

ATTACHMENT 4 (Securities held as of December 31, 2014) (Excluding subsidiaries, associates and joint ventures)

(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				December 31, 2014
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	MERCURIES LIFE INSURANCE CO., LTD.	—	Available-for-sale financial assets, noncurrent	5,054	$85,666	0.37	$85,666	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	—	Available-for-sale financial assets, noncurrent	475	4,746	0.35	4,746	None
Stock	UNITED MICROELECTRONICS CORP.	Parent company	Available-for-sale financial assets, noncurrent	16,079	237,161	0.13	237,161	None
Stock	DARCHUN VENTURE CORP.	—	Financial assets measured at cost, noncurrent	3,335	33,345	19.65	Note	None
Stock	GOLDEN TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	—	Financial assets measured at cost, noncurrent	766	587	10.67	Note	None
Stock	NCTU SPRING I TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	—	Financial assets measured at cost, noncurrent	269	—	10.06	Note	None
Stock	RISELINK VENTURE CAPITAL CORP.	—	Financial assets measured at cost, noncurrent	5,398	50,618	6.67	Note	None
Stock	PARAWIN VENTURE CAPITAL CORP.	—	Financial assets measured at cost, noncurrent	3,600	27,896	5.00	Note	None
Stock	IBT VENTURE CORP.	—	Financial assets measured at cost, noncurrent	193	450	3.81	Note	None
Stock	ANIMATION TECHNOLOGIES INC.	—	Financial assets measured at cost, noncurrent	265	—	3.16	Note	None
Stock	FIRST INTERNATIONAL TELECOM CORP.	—	Financial assets measured at cost, noncurrent	4,610	—	1.02	Note	None
Fund	IGLOBE PARTNERS FUND, L.P.	—	Financial assets measured at cost, noncurrent	—	12,092	—	N/A	None
Stock-Preferred stock	AEVOE INTERNATIONAL LTD.	—	Financial assets measured at cost, noncurrent	4,170	181,286	—	N/A	None
Stock-Preferred stock	REALLUSION (CAYMAN) HOLDING INC.	—	Financial assets measured at cost, noncurrent	1,872	14,696	—	N/A	None

Note:	The net assets values for unlisted investees classified as “Financial assets measured at cost, noncurrent” were not available as of December 31, 2014.

TLC CAPITAL CO., LTD.

				December 31, 2014
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Convertible bonds	EASOU HOLDINGS COMPANY LIMITED (formerly YETI GROUP LTD.)	—	Financial assets at fair value through profit or loss, current	—	$105,318	—	$105,318	None
Convertible bonds	WINKING ENTERTAINMENT LTD.	—	Financial assets at fair value through profit or loss, noncurrent	—	45,232	—	45,232	None
Stock	BEAUTY ESSENTIALS INTERNATIONAL LTD.	—	Available-for-sale financial assets, noncurrent	150,500	137,209	15.65	137,209	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	—	Available-for-sale financial assets, noncurrent	9,804	882,349	4.94	882,349	None
Stock	CANDMARK ELECTROPTICS CO., LTD. (formerly CANDMARK ENTERPRISE CO., LTD.)	—	Available-for-sale financial assets, noncurrent	2,772	39,921	3.85	39,921	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	—	Available-for-sale financial assets, noncurrent	4,086	40,857	3.03	40,857	None

ATTACHMENT 4 (Securities held as of December 31, 2014) (Excluding subsidiaries, associates and joint ventures)

(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TLC CAPITAL CO., LTD.

				December 31, 2014
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	WIESON TECHNOLOGIES CO., LTD.	—	Available-for-sale financial assets, noncurrent	1,775	$22,506	2.67	$22,506	None
Stock	COLAND HOLDINGS LTD.	—	Available-for-sale financial assets, noncurrent	1,344	95,814	1.73	95,814	None
Stock	SIMPLO TECHNOLOGY CO., LTD.	—	Available-for-sale financial assets, noncurrent	4,110	647,294	1.33	647,294	None
Stock	NIEN MADE ENTERPRISE CO., LTD.	—	Available-for-sale financial assets, noncurrent	2,698	296,967	1.19	296,967	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	—	Available-for-sale financial assets, noncurrent	1,859	52,974	1.17	52,974	None
Stock	ALL-STARS XMI LTD.	—	Available-for-sale financial assets, noncurrent	6	186,840	1.17	186,840	None
Stock	POWERTEC ENERGY CORP.	—	Available-for-sale financial assets, noncurrent	18,700	56,100	1.10	56,100	None
Stock	TXC CORP.	—	Available-for-sale financial assets, noncurrent	1,978	75,856	0.64	75,856	None
Stock	MERCURIES LIFE INSURANCE CO., LTD.	—	Available-for-sale financial assets, noncurrent	7,588	128,618	0.56	128,618	None
Stock	CHIPMOS TECHNOLOGIES INC.	—	Available-for-sale financial assets, noncurrent	2,618	109,825	0.30	109,825	None
Stock	KU6 MEDIA CO., LTD.	—	Available-for-sale financial assets, noncurrent	0.078	—	0.00	—	None
Stock-Preferred stock	HIGHLANDER FINANCIAL GROUP CO., LTD.	—	Available-for-sale financial assets, noncurrent	16,663	149,550	—	149,550	None
Stock-Preferred stock	X2 POWER TECHNOLOGIES LIMITED	—	Available-for-sale financial assets, noncurrent	10,171	31,683	—	31,683	None
Stock	WINKING ENTERTAINMENT LTD.	—	Financial assets measured at cost, noncurrent	1,461	12,996	—	Note	None
Stock-Preferred stock	TOUCH MEDIA INTERNATIONAL HOLDINGS	—	Financial assets measured at cost, noncurrent	7,575	293,729	—	N/A	None
Stock-Preferred stock	EASOU HOLDINGS COMPANY LIMITED (formerly YETI GROUP LTD.)	—	Financial assets measured at cost, noncurrent	14,356	265,326	—	N/A	None
Stock-Preferred stock	WINKING ENTERTAINMENT LTD.	—	Financial assets measured at cost, noncurrent	4,971	198,222	—	N/A	None
Stock-Preferred stock	YOUJIA GROUP LTD.	—	Financial assets measured at cost, noncurrent	2,685	105,016	—	N/A	None
Stock-Preferred stock	ALO7.COM LTD.	—	Financial assets measured at cost, noncurrent	2,051	129,448	—	N/A	None
Stock-Preferred stock	ADWO MEDIA HOLDINGS LTD.	—	Financial assets measured at cost, noncurrent	6,664	109,821	—	N/A	None
Stock-Preferred stock	IMO, INC.	—	Financial assets measured at cost, noncurrent	7,784	134,341	—	N/A	None
Stock-Preferred stock	IAPPPAY TECHNOLOGY LTD.	—	Financial assets measured at cost, noncurrent	1,004	103,355	—	N/A	None
Stock-Preferred stock	VSENSE LIMITED	—	Financial assets measured at cost, noncurrent	480	35,916	—	N/A	None
Fund	H&QAP GREATER CHINA GROWTH FUND, L.P.	—	Financial assets measured at cost, noncurrent	—	24,947	—	N/A	None

Note:	The net assets values for unlisted investees classified as “Financial assets measured at cost, noncurrent” were not available as of December 31, 2014.

ATTACHMENT 4 (Securities held as of December 31, 2014) (Excluding subsidiaries, associates and joint ventures)

(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITRUTH INVESTMENT CORP.

				December 31, 2014
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	OCULON OPTOELECTRONICS INC.	—	Available-for-sale financial assets, noncurrent	1,288	$—	7.77	$—	None
Stock	BCOM ELECTRONICS INC.	—	Available-for-sale financial assets, noncurrent	1,030	7,130	7.68	7,130	None
Stock	AREC INC.	—	Available-for-sale financial assets, noncurrent	986	4,534	7.41	4,534	None
Stock	UWIZ TECHNOLOGY CO., LTD.	—	Available-for-sale financial assets, noncurrent	3,410	39,593	7.01	39,593	None
Stock	AWISE FIBER TECH.CO., LTD.	—	Available-for-sale financial assets, noncurrent	1,089	2,547	5.95	2,547	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	—	Available-for-sale financial assets, noncurrent	6,374	83,390	4.94	83,390	None
Stock	EPITRON TECHNOLOGY INC.	—	Available-for-sale financial assets, noncurrent	1,528	4,218	4.93	4,218	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	—	Available-for-sale financial assets, noncurrent	1,200	8,431	4.91	8,431	None
Stock	ADVANCE MATERIALS CORP.	—	Available-for-sale financial assets, noncurrent	6,039	62,391	4.39	62,391	None
Stock	AMOD TECHNOLOGY CO., LTD.	—	Available-for-sale financial assets, noncurrent	252	2,566	3.80	2,566	None
Stock	ELE-CON TECHNOLOGY CO., LTD.	—	Available-for-sale financial assets, noncurrent	1,190	22,832	3.69	22,832	None
Stock	CANDMARK ELECTROPTICS CO., LTD. (formerly CANDMARK ENTERPRISE CO., LTD.)	—	Available-for-sale financial assets, noncurrent	2,037	29,338	2.83	29,338	None
Stock	DRAMEXCHANGE TECH. INC.	—	Available-for-sale financial assets, noncurrent	336	3,054	2.48	3,054	None
Stock	TAIWANJ PHARMACEUTICALS CO., LTD.	—	Available-for-sale financial assets, noncurrent	1,000	30,000	2.22	30,000	None
Stock	WALTOP INTERNATIONAL CORP.	—	Available-for-sale financial assets, noncurrent	687	2,891	2.17	2,891	None
Stock	ACTI CORP.	—	Available-for-sale financial assets, noncurrent	752	30,205	2.01	30,205	None
Stock	LUMITEK CORP.	—	Available-for-sale financial assets, noncurrent	683	—	1.84	—	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	—	Available-for-sale financial assets, noncurrent	1,473	132,559	0.74	132,559	None
Stock	MOBILE DEVICES INC.	—	Available-for-sale financial assets, noncurrent	300	—	0.51	—	None
Stock	WIESON TECHNOLOGIES CO., LTD.	—	Available-for-sale financial assets, noncurrent	266	3,366	0.40	3,366	None
Stock	HIGH POWER OPTOELECTRONICS, INC.	—	Available-for-sale financial assets, noncurrent	510	—	0.27	—	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	—	Available-for-sale financial assets, noncurrent	247	2,468	0.18	2,468	None
Stock	MERCURIES LIFE INSURANCE CO., LTD.	—	Available-for-sale financial assets, noncurrent	2,316	39,248	0.17	39,248	None
Stock	NIEN MADE ENTERPRISE CO., LTD.	—	Available-for-sale financial assets, noncurrent	284	31,260	0.13	31,260	None
Stock	CLIENTRON CORP.	—	Available-for-sale financial assets, noncurrent	80	1,529	0.11	1,529	None

ATTACHMENT 4 (Securities held as of December 31, 2014) (Excluding subsidiaries, associates and joint ventures)

(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.

				December 31, 2014
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Capital	TRANSLINK MANAGEMENT III, L.L.C.	—	Available-for-sale financial assets, noncurrent	—	USD	49	16.00	USD	49	None
Stock	MOBILE IRON, INC.	—	Available-for-sale financial assets, noncurrent	1,205	USD	11,997	1.59	USD	11,997	None
Stock	ALL-STARS XMI LTD.	—	Available-for-sale financial assets, noncurrent	7	USD	7,000	1.37	USD	7,000	None
Stock	PARADE TECHNOLOGIES, LTD.	—	Available-for-sale financial assets, noncurrent	736	USD	6,873	0.98	USD	6,873	None
Stock-Preferred stock	CNEX LABS, INC.	—	Available-for-sale financial assets, noncurrent	2,071	USD	3,000	—	USD	3,000	None
Stock-Preferred stock	GLYMPSE, INC.	—	Available-for-sale financial assets, noncurrent	1,159	USD	4,000	—	USD	4,000	None
Stock-Preferred stock	ATSCALE, INC.	—	Available-for-sale financial assets, noncurrent	4,374	USD	2,500	—	USD	2,500	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	—	Financial assets measured at cost, noncurrent	7,035	USD	7,035	—		Note	None
Stock	CIPHERMAX, INC.	—	Financial assets measured at cost, noncurrent	95		—	—		Note	None
Stock-Preferred stock	GCT SEMICONDUCTOR, INC.	—	Financial assets measured at cost, noncurrent	175	USD	1,000	—		N/A	None
Stock-Preferred stock	FORTEMEDIA, INC.	—	Financial assets measured at cost, noncurrent	12,241	USD	5,828	—		N/A	None
Stock-Preferred stock	SIFOTONICS TECHNOLOGIES CO., LTD.	—	Financial assets measured at cost, noncurrent	3,500	USD	3,000	—		N/A	None
Stock-Preferred stock	NEVO ENERGY, INC. (formerly SOLARGEN ENERGY INC.)	—	Financial assets measured at cost, noncurrent	4,980	USD	4,980	—		N/A	None
Stock-Preferred stock	TRILLIANT HOLDINGS, INC.	—	Financial assets measured at cost, noncurrent	4,000	USD	5,000	—		N/A	None
Stock-Preferred stock	SWIFTSTACK, INC.	—	Financial assets measured at cost, noncurrent	2,140	USD	3,208	—		N/A	None
Stock-Preferred stock	THISMOMENT, INC.	—	Financial assets measured at cost, noncurrent	4,064	USD	4,008	—		N/A	None
Stock-Preferred stock	NEXENTA SYSTEMS, INC.	—	Financial assets measured at cost, noncurrent	2,891	USD	3,500	—		N/A	None
Stock-Preferred stock	ALPINE ANALYTICS, INC.	—	Financial assets measured at cost, noncurrent	1,749	USD	4,500	—		N/A	None
Stock-Preferred stock	CLOUDWORDS, INC.	—	Financial assets measured at cost, noncurrent	4,191	USD	5,000	—		N/A	None
Stock-Preferred stock	ZYLOGIC SEMICONDUCTOR CORP.	—	Financial assets measured at cost, noncurrent	750		—	—		N/A	None
Stock-Preferred stock	WISAIR, INC.	—	Financial assets measured at cost, noncurrent	173		—	—		N/A	None
Stock-Preferred stock	EAST VISION TECHNOLOGY LTD.	—	Financial assets measured at cost, noncurrent	2,770		—	—		N/A	None
Stock-Preferred stock	ENVERV, INC.	—	Financial assets measured at cost, noncurrent	1,621		—	—		N/A	None
Fund	VENGLOBAL CAPITAL FUND III, L.P.	—	Financial assets measured at cost, noncurrent	—	USD	651	—		N/A	None
Fund	TRANSLINK CAPITAL PARTNERS II, L.P.	—	Financial assets measured at cost, noncurrent	—	USD	2,305	—		N/A	None

Note:	The net assets values for unlisted investees classified as “Financial assets measured at cost, noncurrent” were not available as of December 31, 2014.

ATTACHMENT 4 (Securities held as of December 31, 2014) (Excluding subsidiaries, associates and joint ventures)

(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC NEW BUSINESS INVESTMENT CORP.

				December 31, 2014
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	SOLARGATE TECHNOLOGY CORPORATION	—	Available-for-sale financial assets, noncurrent	957	$—	15.94	$—	None
Stock	WIN WIN PRECISION TECHNOLOGY CO., LTD.	—	Available-for-sale financial assets, noncurrent	3,150	49,455	6.93	49,455	None
Stock	LICO TECHNOLOGY CORPORATION	—	Available-for-sale financial assets, noncurrent	4,089	—	3.29	—	None
Stock	POWERTEC ENERGY CORPORATION	—	Available-for-sale financial assets, noncurrent	10,000	30,000	0.59	30,000	None
Fund	PAMIRS FUND SEGREGATED PORTFOLIO II	—	Available-for-sale financial assets, noncurrent	2	70,872	—	70,872	None

TERA ENERGY DEVELOPMENT CO., LTD.

				December 31, 2014
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	TIAN TAI YI ENERGY CO., LTD.	—	Financial assets measured at cost-noncurrent	437	$4,367	5.56	Note	None

Note:	The net assets values for unlisted investees classified as “Financial assets measured at cost, noncurrent” were not available as of December 31, 2014.

EVERRICH (SHANDONG) ENERGY CO., LTD.

				December 31, 2014
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Capital	GOLMUD SOLARGIGA ENERGY ELECTRIC POWER CO., LTD.	—	Financial assets measured at cost, noncurrent	—	RMB10,000	10.00	Note	None

Note:	The net assets values for unlisted investees classified as “Financial assets measured at cost, noncurrent” were not available as of December 31, 2014.

NEXPOWER TECHNOLOGY CORPORATION

				December 31, 2014
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	PACIFIC-GREEN INTEGRATED TECHNOLOGY INC.	—	Financial assets measured at cost-noncurrent	54	$3,244	18.00	Note	None

Note:	The net assets values for unlisted investees classified as “Financial assets measured at cost, noncurrent” were not available as of December 31, 2014.

ATTACHMENT 5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the year ended December 31, 2014)

(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost (Note 2)	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Stock	EPISTAR CORP.	Available-for-sale financial assets, noncurrent	Open market	—	21,215	$1,217,740	—	$—	10,500	$725,550	$309,113	$416,437	10,715	$673,973

Note 1:	The amounts of beginning and ending balances of available for sale financial assets are recorded at the prevailing market prices.
Note 2:	The disposal cost represents historical cost.

TLC CAPITAL CO., LTD.

Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost (Note 2)	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Stock	MONTAGE TECHNOLOGY GROUP LTD.	Available-for-sale financial assets, noncurrent	Acquisition	—	672	$326,826	—	$—	672	$469,128	$182,766	$286,362	—	$—

Note 1: The amounts of beginning and ending balances of available for sale financial assets are recorded at the prevailing market prices.

Note 2: The disposal cost represents historical cost.

UMC CAPITAL CORP.

Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance			Addition			Disposal							Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)		Units (thousand)/ bonds/ shares (thousand)	Amount		Units (thousand)/ bonds/ shares (thousand)	Amount		Cost (Note 2)		Gain (Loss) from disposal		Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Fund	DEXON DYNAMIC INVESTMENT FUND VIII	Financial assets measured at cost, noncurrent	Fund redemption	—	9	USD	9,000	—		$—	9	USD	11,835	USD	9,000	USD	2,835	—		$—
Stock	PARADE TECHNOLOGIES, LTD.	Available-for-sale financial assets, noncurrent	Open market	—	2,153	USD	16,830	—		—	1,417	USD	15,149	USD	428	USD	14,721	736	USD	6,873
Stock	MONTAGE TECHNOLOGY GROUP LTD.	Available-for-sale financial assets, noncurrent	Acquisition	—	600	USD	9,786	50	USD	1,050	650	USD	14,690	USD	7,050	USD	7,640	—		—

Note 1:	The amounts of beginning and ending balances of available for sale financial assets are recorded at the prevailing market prices.
Note 2:	The disposal cost represents historical cost.

ATTACHMENT 6 (Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the year ended December 31, 2014)

(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Where counter-party is a related party, details of prior transactions
Name of properties	Transaction date	Transaction amount	Payment status	Counter-party	Relationship	Former holder of property	Relationship between former holder and acquirer of property	Date of transaction	Transaction amount	Price reference	Date of acquisition and status of utilization	Other commitments
None

ATTACHMENT 7 (Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the year ended December 31, 2014)

(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TOPCELL SOLAR INTERNATIONAL CO., LTD.

Names of properties	Transaction date	Date of original acquisition	Book value	Transaction amount	Status of proceeds collection	Gain (Loss) from disposal	Counter-party	Relationship	Reason of disposal	Price reference	Other commitments
Land	2014.11.26	2011.01.07	$600,663	$641,866	$128,373 (Note 1)	(Note 2)	SUN LUNG GEAR WORKS CO., LTD.	None	To activate assets	The appraisal report	None

Note 1. 20% of the total transaction amount was received till December 31, 2014.

Note 2. The gain (loss) from disposal will be recoginized till the transfer of ownership is finished.

ATTACHMENT 8 (Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the year ended December 31, 2014)

(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Transactions				Details of non-arm’s length transaction		Notes and accounts receivable (payable)		Note
Counter-party	Relationship	Purchases (Sales)	Amount	Percentage of total purchases (sales)	Term	Unit price	Term	Balance	Percentage of total receivables (payable)
UMC GROUP (USA)	Subsidiary	Sales	$56,095,440	47%	Net 60 Days	N/A	N/A	$7,191,171	35%
UMC GROUP JAPAN	Subsidiary	Sales	5,527,537	5%	Net 60 Days	N/A	N/A	1,205,059	6%
SILICON INTEGRATED SYSTEMS CORP.	The Company’s director	Sales	116,669	0%	Month-end 45 Days	N/A	N/A	17,138	0%

UMC GROUP (USA)

		Transactions					Details of non-arm’s length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases	USD	1,861,670	99%	Net 60 Days	N/A	N/A	USD	227,785	100%

UMC GROUP JAPAN

		Transactions					Details of non-arm’s length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases	JPY	18,600,186	99%	Net 60 Days	N/A	N/A	JPY	4,603,079	98%

ATTACHMENT 9 (Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of December 31, 2014)

(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Ending balance				Turnover rate (times)	Overdue receivables		Amount received in subsequent period	Allowance for doubtful accounts
Counter-party	Relationship	Notes receivable	Accounts receivable	Other receivables	Total		Amount	Collection status
UMC GROUP (USA)	Subsidiary	$—	$7,191,171	$74	$7,191,245	8.77	$—	—	$7,191,245	$8,340
UMC GROUP JAPAN	Subsidiary	—	1,205,059	21	1,205,080	5.39	44,602	Collection in subsequent period	1,070,518	—

ATTACHMENT 10 (Names, locations and related information of investee companies as of December 31, 2014) (Not including investment in Mainland China)

(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2014			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value
UMC GROUP (USA)	USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$1,605,194	$34,479	$34,479
UNITED MICROELECTRONICS (EUROPE) B.V.	The Netherlands	Marketing support activities	USD	5,421	USD	5,421	9	100.00	135,452	2,315	2,315
UMC CAPITAL CORP.	Cayman Islands	Investment holding	USD	81,500	USD	91,500	71,663	100.00	5,078,389	884,123	886,101
GREEN EARTH LIMITED	Samoa	Investment holding	USD	10,000	USD	10,000	10,000	100.00	245,476	13,749	13,749
TLC CAPITAL CO., LTD.	Taipei City, Taiwan	New business investment		6,000,000		6,000,000	486,150	100.00	6,694,719	313,062	313,062
UMC NEW BUSINESS INVESTMENT CORP.	Taipei City, Taiwan	Investment holding		6,000,000		6,000,000	600,000	100.00	2,265,437	(354,867)	(354,867)
UMC INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	1,520	USD	1,520	1,520	100.00	46,270	1,750	1,750
FORTUNE VENTURE CAPITAL CORP.	Taipei City, Taiwan	Consulting and planning for investment in new business		5,000,053		5,000,053	573,800	100.00	5,793,798	(106,105)	(66,179)
UMC GROUP JAPAN	Japan	IC Sales	JPY	60,000	JPY	60,000	1	100.00	55,824	43,141	43,141
UMC KOREA CO., LTD.	Korea	Marketing support activities	KRW	550,000	KRW	550,000	110	100.00	17,414	1,157	1,157
OMNI GLOBAL LIMITED	Samoa	Investment holding	USD	3,000	USD	3,000	3,000	100.00	44,686	(18,974)	(18,974)
BEST ELITE INTERNATIONAL LIMITED	British Virgin Islands	Investment holding	USD	235,089	USD	235,089	597,682	86.88	18,371,189	1,591,730	1,382,957
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu City, Taiwan	GaAs Foundry service		1,252,012		960,274	80,683	81.53	456,760	(192,001)	(152,808)
MTIC HOLDINGS PTE. LTD.	Singapore	Investment holding	SGD	12,000	SGD	12,000	12,000	45.44	105,872	(94,480)	(45,896)
MEGA MISSION LIMITED PARTNERSHIP	Cayman Islands	Investment holding	USD	67,500	USD	67,500	—	45.00	2,052,269	215,503	96,977
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		5,331,885		5,331,885	215,283	44.16	951,475	(1,869,652)	(825,601)
UNITECH CAPITAL INC.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	682,191	155,998	65,519
HSUN CHIEH INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		336,241		336,241	130,489	36.49	3,749,009	131,900	49,849

ATTACHMENT 10 (Names, locations and related information of investee companies as of December 31, 2014) (Not including investment in Mainland China)

(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

Investee company	Address	Main businesses and products	Initial Investment		Investment as of December 31, 2014			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value
UNITRUTH INVESTMENT CORP.	Taipei City, Taiwan	Investment holding	$800,000	$800,000	132,660	100.00	$952,635	$18,296	$18,296
MOS ART PACK CORP.	Hsinchu City, Taiwan	IC Packaging	290,000	290,000	29,000	54.45	177,849	—	—	Note 1
TOPCELL SOLAR INTERNATIONAL CO., LTD.	Taoyuan City, Taiwan	Solar power cell manufacturing and sale	1,032,692	1,032,692	71,363	26.04	367,118	(266,847)	(69,492)
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries	718,930	718,930	29,194	5.99	129,026	(1,869,652)	(111,957)
EXOJET TECHNOLOGY CORP.	Hsinchu County, Taiwan	Sales and manufacturing of electronic materials	—	66,438	—	—	—	(7,166)	(1,791)
ALLIANCE OPTOTEK CORP.	Hsinchu County, Taiwan	Design and manufacturing of LED	—	130,476	—	—	—	(5,354)	—	Note 2

Note 1:	On March 10, 2011, MOS ART PACK CORP. (MAP) reached the decesion of liquidation at it’s stockholders’ meeting. The Company had ceased to recognize investment income of MAP thereafter.
Note 2:	On June 3, 2014, ALLIANCE OPTOTEK CORP. was merged with WIESON TECHNOLOGIES CO., LTD. (WIESON) and WIESON would be the surviving company.

TLC CAPITAL CO., LTD.

Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2014			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value
SOARING CAPITAL CORP.	Samoa	Investment holding	USD	900	USD	900	900	100.00	$17,230	$696	$696
LIST EARN ENTERPRISE INC.	Samoa	Investment holding	USD	309	USD	309	309	49.00	10,660	56	27
YUNG LI INVESTMENTS, INC.	Taipei City, Taiwan	Investment holding		280,000		280,000	24,080	45.16	219,157	(25,545)	(13,293)
CTC CAPITAL PARTNERS I, L.P.	Cayman Islands	Investment holding	USD	3,872	USD	3,872	—	31.40	183,681	(57,709)	(18,118)
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		778,019		778,019	28,601	5.87	126,405	(1,869,652)	(109,682)
TOPCELL SOLAR INTERNATIONAL CO., LTD.	Taoyuan City, Taiwan	Solar power cell manufacturing and sale		384,140		384,140	6,508	2.37	49,727	(266,847)	(6,337)
EXOJET TECHNOLOGY CORP.	Hsinchu County, Taiwan	Sales and manufacturing of electronic materials		—		8,125	—	—	—	(7,166)	(311)
ALLIANCE OPTOTEK CORP.	Hsinchu County, Taiwan	Design and manufacturing of LED		—		176,373	—	—	—	(5,354)	—	Note

Note:	On June 3, 2014, ALLIANCE OPTOTEK CORP. was merged with WIESON TECHNOLOGIES CO., LTD. (WIESON) and WIESON would be the surviving company.

ATTACHMENT 10 (Names, locations and related information of investee companies as of December 31, 2014) (Not including investment in Mainland China)

(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITRUTH INVESTMENT CORP.

Investee company	Address	Main businesses and products	Initial Investment		Investment as of December 31, 2014			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value
MOS ART PACK CORP.	Hsinchu City, Taiwan	IC Packaging	$98,690	$98,690	9,869	18.53	$60,524	$—	$—	Note 1
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries	309,700	309,700	10,990	2.25	48,572	(1,869,652)	(42,146)
TOPCELL SOLAR INTERNATIONAL CO., LTD.	Taoyuan City, Taiwan	Solar power cell manufacturing and sale	165,272	165,272	2,815	1.03	19,666	(266,847)	(2,741)
EXOJET TECHNOLOGY CORP.	Hsinchu County, Taiwan	Sales and manufacturing of electronic materials	—	10,021	—	—	—	(7,166)	(270)
ALLIANCE OPTOTEK CORP.	Hsinchu County, Taiwan	Design and manufacturing of LED	—	39,130	—	—	—	(5,354)	—	Note 2

Note 1:	On March 10, 2011, MOS ART PACK CORP. (MAP) reached the decesion of liquidation at it’s stockholders’ meeting. The Company had ceased to recognize investment income of MAP thereafter.
Note 2:	On June 3, 2014, ALLIANCE OPTOTEK CORP. was merged with WIESON TECHNOLOGIES CO., LTD. (WIESON) and WIESON would be the surviving company.

UMC CAPITAL CORP.

Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2014				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value
UMC CAPITAL (USA)	USA	Investment holding	USD	200	USD	200	200	100.00	USD	507	USD	21	USD	21
ECP VITA PTE. LTD.	Singapore	Insurance	USD	9,000	USD	9,000	9,000	100.00	USD	13,987	USD	2,033	USD	2,033
TRANSLINK CAPITAL PARTNERS III, L.P.	Cayman Islands	Investment holding	USD	6,000		—	—	29.29	USD	6,318	USD	1,442	USD	234
ACHIEVE MADE INTERNATIONAL LTD.	British Virgin Islands	Internet Content Provider	USD	11,035	USD	11,035	2,724	23.32	USD	5,263	USD	(952)	USD	(446)
TRANSLINK CAPITAL PARTNERS I, L.P.	Cayman Islands	Investment holding	USD	3,382	USD	3,382	—	10.38	USD	3,936	USD	6,973	USD	370
UC FUND II	Cayman Islands	Investment holding		—	USD	0	—	—		—	USD	(18)	USD	(6)

UMC NEW BUSINESS INVESTMENT CORP.

Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2014			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value
TERA ENERGY DEVELOPMENT CO., LTD.	Hsinchu City, Taiwan	Energy Technical Services		$230,754		$180,000	31,655	100.00	$298,031	$(17,126)	$(14,214)	Note 1
UNISTARS CORPORATION	Hsinchu County, Taiwan	High brightness LED packages		477,240		357,240	33,194	78.72	151,023	(136,227)	(106,989)
TOPCELL SOLAR INTERNATIONAL CO., LTD.	Taoyuan City, Taiwan	Solar power cell manufacturing and sale		3,404,527		3,404,527	170,931	62.38	837,934	(266,847)	(166,449)	Note 2
UNITED LIGHTING OPTO-ELECTRONIC INC.	Hsinchu City, Taiwan	LED lighting manufacturing and sale		266,772		266,772	8,949	55.25	9,586	(5,227)	—	Note 3
WINAICO IMMOBILIEN GMBH	Germany	Solar project	EUR	5,900	EUR	5,900	5,900	32.78	186,264	(76,660)	(18,885)
UNITED LED CORPORATION HONG KONG LIMITED	Hongkong	Investment holding	USD	22,500	USD	22,500	22,500	29.03	518,495	(154,490)	(49,561)

ATTACHMENT 10 (Names, locations and related information of investee companies as of December 31, 2014) (Not including investment in Mainland China)

(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC NEW BUSINESS INVESTMENT CORP.

Investee company	Address	Main businesses and products	Initial Investment		Investment as of December 31, 2014			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value
LTI REENERGY CO., LTD.	Hsinchu City, Taiwan	Photovoltaic inverter sale	$—	$4,000	—	—	$—	$(2,843)	$(1,393)
EVERRICH ENERGY CORPORATION	Hsinchu City, Taiwan	Solar engineering integrated design services	—	247,754	—	—	—	5,299	5,299	Note 1

Note 1:	On June 3, 2014, EVERRICH ENERGY CORPORATION was merged into TERA ENERGY DEVELOPMENT CO., LTD. and TERA ENERGY DEVELOPMENT CO., LTD. would be the surviving company.
Note 2:	TOPCELL SOLAR INTERNATIONAL CO., LTD will merged with MOTECH INDUSTRIES INC. on July 1, 2015, and MOTECH INDUSTRIES INC. will be the surviving company. The book vale of NT$837,934 thousand was reclassed from “ Investments accounted for under the equity method” to “Non-current assets held for sale”.
Note 3:	On June 19, 2012, UNITED LIGHTING OPTO-ELECTRONIC INC. has filed for liquidation through a decision at its stockholders’ meeting.

The Company had ceased to recognize investment income of UNITED LIGHTING OPTO-ELECTRONIC INC. thereafter.

EVERRICH ENERGY CORPORATION

Investee company	Address	Main businesses and products	Initial Investment			Investment as of December 31, 2014			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance	Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value
EVERRICH ENERGY INVESTMENT (HK) LIMITED	Hongkong	Investment holding	—	USD	3,200	—	—	$—	$(8,429)	$5,295	Note
SMART ENERGY ENTERPRISES LIMITED	Hongkong	Investment holding	—	USD	235	—	—	—	1,919	1,365	Note

Note:	On June 3, 2014, EVERRICH ENERGY CORPORATION was merged into TERA ENERGY DEVELOPMENT CO., LTD. and TERA ENERGY DEVELOPMENT CO., LTD. would be the surviving company.

TERA ENERGY DEVELOPMENT CO., LTD.

Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2014			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value
TERA ENERGY USA INC.	USA	Solar project		$535		$443	0	100.00	$13	$(95)	$(95)
EVERRICH ENERGY INVESTMENT (HK) LIMITED	Hongkong	Investment holding	USD	1,725		—	1,725	100.00	141,281	(8,429)	(13,724)	Note
SMART ENERGY ENTERPRISES LIMITED	Hongkong	Investment holding	USD	0		—	1,821	100.00	28	1,919	6	Note
WINAICO SOLAR PROJEKT 1 GMBH	Germany	Solar project	EUR	1,120	EUR	1,120	1,120	50.00	35,532	(17,448)	(8,724)
WINAICO IMMOBILIEN GMBH	Germany	Solar project	EUR	2,160	EUR	2,160	2,160	12.00	69,800	(76,660)	(9,199)

Note:	On June 3, 2014, EVERRICH ENERGY CORPORATION was merged into TERA ENERGY DEVELOPMENT CO., LTD. and TERA ENERGY DEVELOPMENT CO., LTD. would be the surviving company.

WAVETEK MICROELECTRONICS CORPORATION

Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2014			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value
WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	600	USD	300	600	100.00	$9,827	$(6,098)	$(6,098)
WAVETEK MICROELECTRONICS INVESTMENT (HK) LIMITED	Hongkong	Investment holding		—	USD	0	—	—	—	—	—	Note

Note:	On July 18, 2014, WAVETEK MICROELECTRONICS INVESTMENT (HK) LIMITED has been deregistered and dissolved.

ATTACHMENT 10 (Names, locations and related information of investee companies as of December 31, 2014)

(Not including investment in Mainland China) (Amount in thousand; Currency denomination in NTD or in foreign currencies)

WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED

	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2014			Net income (loss) of investee company	Investment income (loss) recognized	Note
Investee company			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value
WAVETEK MICROELECTRONICS CORPORATION (USA)	USA	Sales and marketing service	USD	60	USD	60	60	100.00	$2,085	$98	$98

NEXPOWER TECHNOLOGY CORPORATION

	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2014			Net income (loss) of investee company	Investment income (loss) recognized	Note
Investee company			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value
SOCIALNEX ITALIA 1 S.R.L.	Italy	Photovoltaic power plant	EUR	3,637	EUR	3,637	—	100.00	$131,194	$2,149	$2,149
NPT HOLDING LIMITED	Samoa	Investment holding	USD	0	USD	0	0	100.00	0	—	—

NPT HOLDING LIMITED

	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2014			Net income (loss) of investee company	Investment income (loss) recognized	Note
Investee company			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value
NLL HOLDING LIMITED	Samoa	Investment holding	USD	0	USD	0	0	100.00	$0	$—	$—

BEST ELITE INTERNATIONAL LIMITED

	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2014				Net income (loss) of investee company		Investment income (loss) recognized		Note
Investee company			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value
INFOSHINE TECHNOLOGY LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	—	100.00	USD	313,542	USD	53,602	USD	53,602

INFOSHINE TECHNOLOGY LIMITED

	Address	Main businesses and products	Initial Investment		Investment as of December 31, 2014			Net income (loss) of investee company	Investment income (loss) recognized	Note
Investee company			Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value
OAKWOOD ASSOCIATES LIMITED	British Virgin Islands	Investment holding	USD354,000	USD354,000	—	100.00	USD313,542	USD53,602	USD53,602

OMNI GLOBAL LIMITED

	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2014			Net income (loss) of investee company	Investment income (loss) recognized	Note
Investee company			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value
UNITED MICROTECHNOLOGY CORPORATION (NEW YORK)	USA	Research & Development	USD	950	USD	950	0	100.00	$32,003	$972	$972
UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	USA	Research & Development		—		—	—	100.00	—	—	—	Note

Note:	UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA) was set up on December 10, 2014 and has not yet invested in UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA) on December 31, 2014.

ATTACHMENT 11 (Investment in Mainland China as of December 31, 2014)

(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Investee company					Investment flows
	Main businesses and products	Total amount of paid-in capital	Method of investment (Note 1)	Accumulated outflow of investment from Taiwan as of January 1, 2014	Outflow	Inflow	Accumulated outflow of investment from Taiwan as of December 31, 2014	Net income (loss) of investee company	Percentage of ownership	Investment income (loss) recognized (Note 2)	Carrying value as of December 31, 2014	Accumulated inward remittance of earnings as of December 31, 2014
UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment Holding and advisory	$25,256 (USD800)	(ii)SOARING COPITAL CORP.	$25,256 (USD800)	$—	$—	$25,256 (USD800)	$559	100.00%	$559 2. (iii)	$14,310	$—
SHANDONG HUAHONG ENERGY INVEST CO., INC.	Invest new energy business	1,522,800 (RMB300,000)	(i)	68,349 (USD2,165)	—	25,414 (USD805) (Note 4)	42,935 (USD1,360)	(13,882)	50.00%	(6,941) 2. (ii)	731,565	—
JINING SUNRICH SOLAR ENERGY CORP.	To construct, operate, and maintain solar power plant	1,421,280 (RMB280,000)	(i)	635,346 (USD20,125) (Note 4)	25,414 (USD805) (Note 4)	—	660,760 (USD20,930) (Note 4)	(15,938)	50.00%	(7,969) 2. (ii)	688,314	—
EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	97,867 (USD3,100)	(ii)EVERRICH ENERGY INVESTMENT (HK) LIMITED	97,867 (USD3,100)	—	—	97,867 (USD3,100)	(10,474)	100.00%	(10,474) 2. (iii)	114,281	95,752 (USD3,033)
UNITED LED CORPORATION	Research, manufacturing and sales in LED epitaxial wafers	2,273,040 (USD72,000)	(ii)UNITED LED CORPORATION HONG KONG LIMITED	639,293 (USD20,250)	—	—	639,293 (USD20,250)	(137,270) (RMB(27,043))	29.03%	(44,136) (RMB(8,695)) 2. (ii)	499,631 (RMB97,839)	—
SMART ENERGY SHANDONG CORPORATION	Solar engineering integrated design services	—	(ii)SMART ENERGY ENTERPRISES LIMITED	6,314 (USD200)	—	6,314 (USD200) (Note 5)	—	(9)	—	(9) 2. (iii) (Note 5)	—	25,351 (USD803)
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Sales and manufacturing of integrated circuits	11,996,600 (USD380,000)	(ii)OAKWOOD ASSOCIATES LIMITED	7,421,760 (USD235,089)	—	—	7,421,760 (USD235,089)	1,688,458 (USD53,483)	86.88% (Note 6)	1,466,995 (USD46,468) 2. (ii)	17,604,916 (USD557,647)	—
UMC (BEIJING) LIMITED	Marketing support activities	15,785 (USD500)	(ii)UMC INVESTMENT (SAMOA) LIMITED	15,785 (USD500)	—	—	15,785 (USD500)	154	100.00% (Note 7)	154 2. (iii)	16,423	—
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Design support of integrated circuits	152,280 (RMB30,000)	(i)	—	—	—	—	(15,142) (RMB(2,983))	86.88%	(13,157) (RMB(2,592)) 2. (iii)	119,149 (RMB23,473)	—

Accumulated investment in Mainland China as of December 31, 2014	Investment amounts authorized by Investment Commission, MOEA	Upper limit on investment
$8,903,656 (USD282,029)	$9,061,821 (USD287,039)	$132,695,432

Note 1:	The methods for engaging in investment in Mainland China include the following:

(i) Direct investment in Mainland China.

(ii) Indirectly investment in Mainland China through companies registered in a third region. (Please specify the name of the company in third region).

(iii) Other methods

Note 2:	The investment income (loss) recognized in current period:

1. Please specify no investment income (loss) has been recognized due to the investment is still during development stage.

2. The investment income (loss) were determined based on the following basis:

(i) The financial report was audited and certified by an international accounting firm in cooperation with an R.O.C. accounting firm.

(ii) The financial statements certificated by the CPA of the parent company in Taiwan.

(iii) Others.

Note 3:	Initial investment amounts denominated in foreign currencies are translated into New Taiwan Dollars using the spot rates at the financial report date.
Note 4:	TLC indirectly invest a Mainland China company, JINING SUNRICH SOLAR ENERGY CORP. (JINING SUNRICH) through injecting capital to SHANDONG HUAHONG ENERGY INVEST CO., INC. (SHANDONG HUAHONG). On January 1, 2014, the indirectly investing amount to JINING SUNRICH was US$20,125 thousand. Additional investment made from SHANDONG HUAHONG to JINING SUNRICH during the year ended December 31, 2014 was US$805 thousand. On December 31, 2014, the indirectly investing amount to JINING SUNRICH was US$20,930 thousand.
Note 5:	The liquidation of SMART ENERGY SHANDONG CORPORATION was completed on April 4, 2014 and received the approval letter of revocation on May 20, 2014 from the Investment Commission of the Ministry of Economic Affairs. (Ref. No. Jing-Shen-Er-Zi-10300113650)
Note 6:	The Company indirectly invested in HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. via investment in BEST ELITE INTERNATIONAL LIMITED (BEST ELITE), an equity investee. The Investment Commission, MOEA has approved to invest US$217,572 thousand in BEST ELITE’s preferred stock, invest US$91,984 thousand in BEST ELITE’s common stock. As of December 31, 2014, the amount of investment has been remitted.
Note 7:	UMC (BEIJING) LIMITED have been made in the Investment Commission, MOEA and approved US$3,000 thousand. As of December 31, 2014, the amount of investment US$2,500 thousand has not yet been remitted.